SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the six months ended June 30, 2009
Commission File Number: 001 - 12518
BANCO SANTANDER, S.A.
Ciudad Grupo Santander
28660 Boadilla del Monte
Madrid — Spain
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):
Yes ☐       No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):
Yes ☐      No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

PRESENTATION OF FINANCIAL AND OTHER INFORMATION
Accounting Principles
Under Regulation (EC) No. 1606/2002 of the European Parliament and of the Council of July 19, 2002, all companies governed by the law of an EU Member State and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated financial statements in conformity with the International Financial Reporting Standards previously adopted by the European Union (“EU-IFRS”). The Bank of Spain Circular 4/2004 of December 22, 2004 on Public and Confidential Financial Reporting Rules and Formats (“Circular 4/2004”) requires Spanish credit institutions to adapt their accounting systems to the principles derived from the adoption by the European Union of International Financial Reporting Standards. Therefore, Grupo Santander (“the Group” or “Santander”) is required to prepare its consolidated financial statements for the period ended June 30, 2009 in conformity with the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004. Differences between EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and International Financial Reporting Standards as issued by the International Accounting Standard Board (IFRS-IASB) are not material for the periods subsequent to 2005.
Except where noted otherwise, the financial information contained in this report has been prepared according to the IFRS-IASB. In our 2007 Form 20-F, we presented financial statements and selected financial data using EU-IFRS as required to be applied under the Bank of Spain’s Circular 4/2004.
This information was not consistent with IFRS-IASB and for periods 2005 and earlier the differences were material. We have concluded that the differences are not material for the periods subsequent to 2005 and therefore, have asserted that the financial statements for the periods 2006 to 2008 comply with IFRS-IASB. To present all periods on a basis consistent with IFRS-IASB for comparative purposes, we have restated the information presented for 2004 and 2005 (see our 2008 Form 20-F for details of the significant differences between EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and IFRS-IASB, and reconciliation to amounts previously reported). As the periods subsequent to 2005 have not been restated, the ending shareholders’ equity balance as of December 31, 2005 does not equal the opening shareholders’ equity balance as of January 1, 2006. The difference is €555,588 thousand, which we concluded was not material.
We have formatted our financial information according to the classification format for banks used in Spain. We have not reclassified the line items to comply with Article 9 of Regulation S-X. Article 9 is a regulation of the US Securities and Exchange Commission that contains formatting requirements for bank holding company financial statements.
Our consolidated income statement for the six months ended June 30, 2009 is not entirely comparable to the income statement for the six months ended June 30, 2008 due to the fact that the income statement for the six months ended June 30, 2009 reflects the impact of the consolidation of Banco Real, Alliance & Leicester, Bradford & Bingley, Sovereign (since February 2009) and the consumer businesses acquired.

General Information
Our consolidated financial statements are in Euros, which are denoted “euro”, “euros”, “EUR” or “€ “ throughout this report. Also, throughout this report, when we refer to:
•	“dollars”, “US$” or “$”, we mean United States dollars;
•	“pounds” or “£”, we mean United Kingdom pounds; and
•	“one billion”, we mean 1,000 million.
When we refer to “average balances” for a particular period, we mean the average of the month-end balances for that period, unless otherwise noted. We do not believe that monthly averages present trends that are materially different from trends that daily averages would show. In calculating our interest income, we include any interest payments we received on non-accruing loans if they were received in the period when due. We have not reflected consolidation adjustments in any financial information about our subsidiaries or other business units.
When we refer to “loans”, we mean loans, leases, discounted bills and accounts receivable, unless otherwise noted.
When we refer to “impaired assets”, we mean impaired loans, securities and other assets to collect.
When we refer to “allowances for credit losses”, we mean the specific allowances for credit losses, and unless otherwise noted, the general allowance for credit losses including any allowances for country-risk. See “Item 4. Information on the Company—B. Business Overview—Financial Management and Equity Stakes—Classified Assets—Bank of Spain Allowances for Credit Losses and Country-Risk Requirements” in our annual report on Form 20-F for the year ended December 31, 2008 (the “2008 Form 20-F”).
Where a translation of foreign exchange is given for any financial data, we use the exchange rates of the relevant period (as of the end of such period for balance sheet data and the average exchange rate of such period for income statement data) as published by the European Central Bank, unless otherwise noted.
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This report contains statements that constitute “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, information regarding:
•	exposure to various types of market risks;
•	management strategy;
•	capital expenditures;
•	earnings and other targets; and
•	asset portfolios.
Forward-looking statements may be identified by words such as “expect,” “project,” “anticipate,” “should,” “intend,” “probability,” “risk,” “VaR,” “DCaR,” “ACaR,” “RORAC,” “target,” “goal,” “objective,” “estimate,” “future” and similar expressions. We include forward-looking statements in the “Operating and Financial Review and Prospects” and “Quantitative Analysis About Market Risk” sections. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements.

You should understand that adverse changes in the following important factors, in addition to those discussed in our 2008 Form 20-F under “Key Information—Risk Factors”, “Operating and Financial Review and Prospects,” “Information on the Company” and elsewhere in this current report, could affect our future results and could cause those results or other outcomes to differ materially from those anticipated in any forward-looking statement:
Economic and Industry Conditions
•	exposure to various types of market risks, principally including interest rate risk, foreign exchange rate risk and equity price risk;
•
general economic or industry conditions in Spain, the United Kingdom, the United States, other European countries, Latin America and the other areas in which we have significant business activities or investments;

•	continued deterioration in the global economy, and continued volatility in the capital markets;
•	the effects of a continued decline in real estate prices, particularly in Spain, the UK and the US;
•	monetary and interest rate policies of the European Central Bank and various central banks;
•	inflation or deflation;
•	the effects of non-linear market behavior that cannot be captured by linear statistical models, such as the VaR/DCaR/ACaR model we use;
•	changes in competition and pricing environments;
•	the inability to hedge some risks economically;
•	the adequacy of loss reserves;
•	acquisitions or restructurings of businesses that may not perform in accordance with our expectations;
•	changes in demographics, consumer spending, investment or saving habits; and
•	changes in competition and pricing environments as a result of the progressive adoption of the internet for conducting financial services and/or other factors.
Political and Governmental Factors
•	political stability in Spain, the United Kingdom, other European countries, Latin America and the US;
•	changes in Spanish, UK, EU, US or foreign laws, regulations or taxes, and
•	increased regulation in light of the global financial crisis.
Transaction and Commercial Factors
•
our ability to integrate successfully our acquisitions and the challenges inherent in diverting management’s focus and resources from other strategic opportunities and from operational matters while we integrate these acquisitions; and

•	the outcome of our negotiations with business partners and governments.
Operating Factors
•	technical difficulties and the development and use of new technologies by us and our competitors;
•	the impact of changes in the composition of our balance sheet on future net interest income; and
•	potential losses associated with an increase in the level of substandard loans or non-performance by counterparties to other types of financial instruments.
The forward-looking statements contained in this report speak only as of the date of this report. We do not undertake to update any forward-looking statement to reflect events or circumstances after that date or to reflect the occurrence of unanticipated events.

Item 1
Selected Consolidated Financial Information
We have selected the following financial information from our consolidated financial statements. You should read this information in connection with, and it is qualified in its entirety by reference to, our consolidated financial statements.
Except where noted otherwise, the financial information contained in this report has been prepared according to the IFRS-IASB. In our 2007 Form 20-F, we presented financial statements and selected financial data using EU-IFRS as required to be applied under the Bank of Spain’s Circular 4/2004.
This information was not consistent with IFRS-IASB and for periods 2005 and earlier the differences were material. We have concluded that the differences are not material for the periods subsequent to 2005 and therefore, have asserted that the financial statements for the periods 2006 to 2008 comply with IFRS-IASB. To present all periods on a basis consistent with IFRS-IASB for comparative purposes, we have restated the information presented for 2004 and 2005 (see our 2008 Form 20-F for details of the significant differences between EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and IFRS-IASB, and reconciliation to amounts previously reported). As the periods subsequent to 2005 have not been restated, the ending shareholders’ equity balance as of December 31, 2005 does not equal the opening shareholders’ equity balance as of January 1, 2006. The difference is €555,588 thousand, which we concluded was not material.
Under IFRS-IASB, revenues and expenses of discontinued businesses must be reclassified from each income statement line item to “Profit from discontinued operations”. Revenues and expenses from prior years are also required to be reclassified for comparison purposes to present the same businesses as discontinued operations. This change in presentation does not affect the “Consolidated profit for the period”.
Our interim consolidated financial statements reflect all adjustments that we believe are necessary to present such information fairly for the six months ended June 30, 2009 and 2008. Our results for the six months ended June 30, 2009 are not necessarily indicative of what our results will be for the full year or any other period.
In addition, our consolidated income statement for the six months ended June 30, 2009 is not entirely comparable to the income statement for the six months ended June 30, 2008 due to the fact that the income statement for the six months ended June 30, 2009 reflects the impact of the consolidation of Banco Real, Alliance & Leicester, Bradford & Bingley, Sovereign (since February 2009) and the consumer businesses acquired.

						Six months ended
	Year ended December 31,					June 30,
	2008	2007	2006	2005	2004	2009	2008
	(in thousands of euros, except percentages and per share data)
Interest and similar income	56,207,656	46,312,706	37,239,602	33,827,323	17,915,307	27,794,494	24,338,820
Interest expense and similar charges	(38,035,863)	(31,359,417)	(25,118,665)	(23,477,278)	(10,741,775)	(15,138,588)	(16,425,885)
Interest income / (charges)	18,171,793	14,953,289	12,120,937	10,350,045	7,173,532	12,655,906	7,912,935
Income from equity instruments	552,809	422,618	412,714	335,576	388,876	240,672	318,780
Income from companies accounting for by the equity method	797,300	441,457	426,921	619,157	448,220	(2,932)	611,682
Fee and commission income	9,942,097	9,479,986	8,288,580	7,153,947	5,417,676	5,341,223	4,761,751
Fee and commission expense	(1,491,491)	(1,439,811)	(1,264,385)	(1,092,751)	(866,923)	(803,331)	(718,986)
Gains/losses on financial assets and liabilities (net)	2,963,672	2,331,696	2,062,471	1,457,847	728,878	2,385,192	1,649,633
Exchange differences (net)	579,827	650,734	96,635	76,513	361,465	(282,973)	6,370
Other operating income	9,440,461	6,741,246	6,076,845	3,355,378	2,968,389	3,545,250	4,706,604
Other operating expenses	(9,232,417)	(6,503,829)	(5,839,785)	(3,058,935)	(2,891,193)	(3,448,792)	(4,540,680)
Total income	31,724,051	27,077,386	22,380,933	19,196,777	13,728,920	19,630,215	14,708,089
Administrative expenses	(11,979,348)	(11,018,329)	(9,969,171)	(9,364,408)	(6,683,623)	(7,268,872)	(5,457,157)
Personnel expenses	(6,963,855)	(6,551,201)	(5,967,873)	(5,611,308)	(4,232,981)	(4,164,703)	(3,282,936)
Other general expenses	(5,015,493)	(4,467,128)	(4,001,298)	(3,753,100)	(2,450,642)	(3,104,169)	(2,174,221)
Depreciation and amortization	(1,269,527)	(1,267,880)	(1,146,547)	(1,013,943)	(830,621)	(784,726)	(601,150)
Provisions (net)	(1,699,114)	(1,023,563)	(1,079,337)	(1,807,381)	(1,103,287)	(661,625)	(248,565)
Impairment losses on financial assets (net)	(6,345,433)	(3,502,604)	(2,480,993)	(1,938,956)	(1,106,605)	(4,860,673)	(2,465,427)
Impairment losses on other assets (net)	(1,049,704)	(1,548,610)	(20,781)	(154,475)	(81,402)	(32,698)	(17,735)
Gains/(loss) on disposal of assets not classified as non-current assets held for sale	118,046	1,815,867	352,120	1,379,554	200,649	16,219	55,179
Gains/(loss) on non-current assets held for sale not classified as discontinued operations	1,730,781	642,974	959,162	1,061,696	740,735	(124,855)	(28,161)
Operating profit/(loss) before tax	11,229,752	11,175,241	8,995,386	7,358,864	4,864,766	5,912,985	5,945,073
Income tax	(1,884,223)	(2,335,686)	(2,254,598)	(1,136,118)	(670,087)	(1,242,511)	(1,071,129)
Profit from continuing operations	9,345,529	8,839,555	6,740,788	6,222,746	4,194,679	4,670,474	4,873,944
Profit from discontinued operations (net)	(13,115)	796,595	1,504,965	330,703	132,432	60,645	118,168
Consolidated profit for the period	9,332,414	9,636,150	8,245,753	6,553,449	4,327,111	4,731,119	4,992,112
Profit attributable to the Parent	8,876,414	9,060,258	7,595,947	6,023,783	3,936,747	4,519,003	4,730,267
Profit attributable to minority interests	456,000	575,892	649,806	529,666	390,364	212,116	261,845

Per share information:
Average number of shares (thousands) (1)	7,271,470	6,801,899	6,701,728	6,693,400	5,309,682	8,496,844	7,145,695
Basic earnings per share (in euros)	1.2207	1.3320	1.1334	0.9000	0.7414	0.5318	0.6620
Basic earnings per share continuing operation (in euros)	1.2229	1.2279	0.9442	0.8656	0.7282	0.5251	0.6458
Diluted earnings per share (in euros)	1.2133	1.3191	1.1277	0.8968	0.7402	0.5291	0.6588
Diluted earnings per share continuing operation (in euros)	1.2155	1.2160	0.9394	0.8626	0.7270	0.5224	0.6428
Dividends paid (in euros) (2)	0.63	0.61	0.49	0.39	0.31	0.1352	0.1261
Dividends paid (in US$)	0.88	0.89	0.64	0.46	0.42	0.1801	0.1928

						Six months
	Year ended December 31,					ended June 30,
	2008	2007	2006	2005	2004	2009
	(in thousands of euros, except percentages and per share data)

Total assets	1,049,631,550	912,914,971	833,872,715	809,961,664	665,643,083	1,148,459,632
Loans and advances to credit institutions (net) (3)	78,792,277	57,642,604	69,757,056	66,127,043	60,895,933	82,120,894
Loans and advances to customers (net) (3)	626,888,435	571,098,513	527,035,514	439,964,442	376,894,127	694,068,153
Investment Securities (net) (4)	124,673,342	132,035,268	136,760,433	203,938,360	138,753,764	156,003,109
Investments: Associates	1,323,453	15,689,127	5,006,109	3,031,482	3,747,564	196,137

Contingent liabilities (net)	65,323,194	76,216,585	58,769,309	48,453,575	31,813,882	67,537,615

Liabilities
Deposits from central banks and credit institutions (5)	129,877,370	112,897,308	113,038,061	148,624,811	83,750,339	162,214,458
Customer deposits (5)	420,229,450	355,406,519	330,947,770	305,631,794	285,710,616	483,774,024
Debt securities (5)	236,403,290	233,286,688	203,742,817	148,829,300	113,838,603	221,454,493

Capitalization
Guaranteed Subordinated debt excluding preferred securities and preferred shares (6)	15,747,915	16,742,134	11,186,480	8,973,699	9,369,939	15,960,922
Secured Subordinated debt	—	—	—	—	508,039	—
Other Subordinated debt	14,452,488	11,666,663	12,399,771	13,016,989	12,300,178	15,671,932
Preferred securities (6)	7,621,575	7,261,382	6,836,570	6,772,768	5,292,016	8,913,798
Preferred shares (6)	1,051,272	522,558	668,328	1,308,847	2,124,222	1,140,660
Minority interest (including net income of the period)	2,414,606	2,358,269	2,220,743	2,848,223	2,085,316	2,682,688
Stockholders’ equity (7)	57,586,886	55,199,882	44,851,559	40,334,064	35,166,851	64,162,785
Total capitalization	98,874,742	93,750,888	78,163,451	73,254,590	66,846,561	108,532,785
Stockholders’ Equity per Share (7)	7.92	8.12	6.69	6.03	6.62	7.55

Other managed funds
Mutual funds	90,305,714	119,210,503	119,838,418	109,480,095	97,837,724	94,629,834
Pension funds	11,127,918	11,952,437	29,450,103	28,619,183	21,678,522	10,705,731
Managed portfolio	17,289,448	19,814,340	17,835,031	14,746,329	8,998,388	17,950,356
Savings-insurance policies	12,338,405	9,008,968	6,384,994	15,145,607	16,843,995	14,223,150
Total other managed funds	131,061,485	159,986,248	173,508,546	167,991,214	145,358,629	137,509,071

Consolidated Ratios
Profitability Ratios:
Net Yield (8)	2.10%	1.92%	1.76%	1.63%	2.21%	2.52%
Return on average total assets (ROA)	1.00%	1.10%	1.01%	0.89%	1.09%	0.86%
Return on average stockholders’ equity (ROE)	17.07%	21.91%	21.39%	18.84%	20.70%	14.15%
Capital Ratio:
Average stockholders’ equity to average total assets	5.55%	4.71%	4.36%	4.32%	4.80%	5.81%
Ratio of earnings to fixed charges (9)
Excluding interest on deposits	1.58%	1.67%	1.77%	1.75%	1.99%	1.96%
Including interest on deposits	1.28%	1.35%	1.36%	1.30%	1.46%	1.40%

Credit Quality Data (excluding country risk)
Allowances for impaired balances (*) (excluding country risk)	12,862,981	9,302,230	8,626,937	7,047,475	5,656,571	15,726,617
Allowances for impaired balances (*) as a percentage of total loans and contingent liabilities	1.83%	1.42%	1.45%	1.43%	1.37%	2.02%
Impaired balances (*) (10)	14,190,813	6,178,655	4,607,547	4,341,500	4,114,691	21,751,605
Impaired balances (*) as a percentage of total loans and contingent liabilities	2.02%	0.94%	0.78%	0.88%	0.99%	2.82%
Allowances for impaired balances (*) as a percentage of impaired balances (*)	90.64%	150.55%	187.23%	162.33%	137.47%	72.30%
Net loan and contingent liabilities charge-offs as a percentage of total loans and contingent liabilities	0.55%	0.41%	0.31%	0.21%	0.15%	0.49%

Set forth below is a table showing our allowances for impaired balances broken down by various categories as disclosed and discussed throughout this Form 6-K:

						Six months
	Year ended December 31,					ended June 30,
	2008	2007	2006	2005	2004	2009
	(in thousands of euros)
Allowances refers to:
Allowances for impaired balances (*) (excluding country risk)	12,862,981	9,302,230	8,626,937	7,047,475	5,656,571	15,726,617
Allowances for contingent liabilities (excluding country risk)	(603,372)	(571,957)	(541,519)	(475,519)	(43,482)	(675,660)

Allowances for Balances of Loans:	12,259,609	8,730,273	8,085,418	6,571,956	5,613,089	15,050,957
Allowances referred to country risk	641,192	157,851	293,032	409,969	447,191	496,609

Allowances for impaired balances (excluding contingent liabilities)	12,900,801	8,888,124	8,378,450	6,981,925	6,060,280	15,547,566
Of which:
Allowances for customers and Credit institutions and other financial assets:	12,719,623	8,796,371	8,288,128	6,901,925	5,840,645	15,387,513
Allowances for Customers	12,466,056	8,695,204	8,163,444	6,755,175	5,688,432	15,177,388
Allowances for Credit institutions and other financial assets	253,567	101,167	124,684	146,750	152,213	210,125
Allowances for investment securities	181,178	91,753	90,322	80,000	219,635	160,053

(*)	Balances of loans and contingent liabilities

(1)
Average number of shares has been calculated on the basis of the weighted average number of shares outstanding in the relevant year, net of treasury stock. The calculation of the weighted average number of shares outstanding, for the years presented, included the adjustment arising from the capital increase with pre-emptive subscription rights carried out in December 2008.

(2)
The shareholders at the annual general meeting held on June 19, 2009 approved a dividend of €0.6508 per share to be paid out of our profits for 2008. In accordance with IAS 33, for comparative purposes, dividends per share paid, as disclosed in the table above, take into account the adjustment arising from the capital increase with pre-emptive subscription rights carried out in December 2008. As a result of this adjustment, the dividend per share for 2008 amounts to €0.6325.

(3)
Equals the sum of the amounts included under the headings “Financial assets held for trading”, “Other financial assets at fair value through profit or loss” and “Loans and receivables” as stated in our consolidated financial statements.

(4)
Equals the amounts included as “Debt instruments” and “Other equity instruments” under the headings “Financial assets held for trading”, “Other financial assets at fair value through profit or loss”, “Available-for-sale financial assets” and “Loans and receivables” as stated in our consolidated financial statements.

(5)
Equals the sum of the amounts included under the headings “Financial liabilities held for trading”, “Other financial liabilities at fair value through profit or loss” and “Financial liabilities at amortized cost” as stated in our consolidated financial statements.

(6)	In our consolidated financial statements, preferred securities and preferred shares are included under “Subordinated liabilities”.

(7)
Equals the sum of the amounts included at the end of each year as “Own funds” and “Valuation adjustments” as stated in our consolidated financial statements. We have deducted the book value of treasury stock from stockholders’ equity.

(8)
Net yield is the total of net interest income (including dividends on equity securities) divided by average earning assets. See “Item 2. Selected Statistical Information—Average Balance Sheet and Interest Rates—Earning Assets—Yield Spread”.

(9)
For the purpose of calculating the ratio of earnings to fixed charges, earnings consist of income from continuing operations before taxation and minority interests plus fixed charges and after deduction of the unremitted pre-tax income of companies accounted for by the equity method. Fixed charges consist of total interest expense, including or excluding interest on deposits as appropriate, and the proportion of rental expense deemed representative of the interest factor. Fixed charges include dividends and interest paid on preferred shares.

(10)
Impaired loans reflect Bank of Spain classifications. Such classifications differ from the classifications applied by U.S. banks in reporting loans as non-accrual, past due, restructured and potential problem loans. See “Item 4. Information on the Company—B. Business Overview—Financial Management and Equity Stakes—Classified Assets—Bank of Spain Classification Requirements” in our 2008 Form 20-F.

Exchange Rates
Fluctuations in the exchange rate between euros and dollars have affected the dollar equivalent of the share prices on Spanish stock exchanges and, as a result, are likely to affect the dollar market price of our American Depositary Shares, or ADSs, in the United States. In addition, dividends paid to the depositary of the ADSs are denominated in euros and fluctuations in the exchange rate affect the dollar conversion by the depositary of cash dividends paid on the shares to the holders of the ADSs. Fluctuations in the exchange rate of euros against other currencies may also affect the euro value of our non-euro denominated assets, liabilities, earnings and expenses.
The following tables set forth, for the periods and dates indicated, certain information concerning the exchange rate for euros and dollars (expressed in dollars per euro), based on the Noon Buying Rate as announced by the Federal Reserve Bank of New York for the dates and periods indicated.
The New York Federal Reserve Bank announced its decision to discontinue the publication of foreign exchange rates on December 31, 2008. From that date, the exchange rates shown are those published by the European Central Bank (“ECB”), and are based on the daily consultation procedures between central banks within and outside the European System of Central Banks, which normally takes place at 14:15 p.m. Central European Time.

	Rate During Period
	Period End	Average Rate(1)
Calendar Period	($)	($)
2004	1.3538	1.2478
2005	1.1842	1.2449
2006	1.3197	1.2661
2007	1.4603	1.3797
2008	1.3919	1.4695

(1)	The average of the Noon Buying Rates for euros on the last day of each month during the period.

	Rate During Period
Last six months	High $	Low $
2009
April	1.3496	1.2932
May	1.4098	1.3223
June	1.4238	1.3840
July	1.4269	1.3897
August	1.4410	1.4072
September	1.4783	1.4220
October (through October 13, 2009)	1.4864	1.4537
On October 13, 2009, the exchange rate for euros and dollars (expressed in dollars per euro), as published by the ECB, was $1.4864.
For a discussion of the accounting principles used in translation of foreign currency-denominated assets and liabilities to euros, see Note 2(a) to our consolidated financial statements included in our 2008 Form 20-F.

Item 2
Selected Statistical Information
The following tables show our selected statistical information.
Average Balance Sheets and Interest Rates
The following tables show, by domicile of customer, our average balances and interest rates for the six months ended June 30, 2009 and 2008.
You should read the following tables and the tables included under “—Changes in Net Interest Income—Volume and Rate Analysis” and “—Assets—Earning Assets—Yield Spread” in light of the following observations:
•	We have included interest received on non-accruing assets in interest income only if we received such interest during the period in which it was due;
•	We have included loan fees in interest income;
•	We have not recalculated tax-exempt income on a tax-equivalent basis because the effect of doing so would not be significant;
•
We have included income and expenses from interest-rate hedging transactions as a separate line item under interest income and expenses if these transactions qualify for hedge accounting under IFRS. If these transactions did not qualify for such treatment, we included income and expenses on these transactions elsewhere in our income statement;

•
We have stated average balance on a gross basis, before netting our allowances for credit losses, except for the total average asset figures, which reflect such netting. See Note 2 to our consolidated financial statements in our 2008 Form 20-F for a discussion of our accounting policies for hedging activities; and

•	All average data have been calculated using month-end balances, which is not significantly different than having used daily averages.
As stated above under “Presentation of Financial Information”, we have prepared our financial statements for 2008, 2007 and 2006 and for the six months ended June 30, 2009 and 2008 under IFRS.

Average Balance Sheet - Assets and Interest Income

	Six Months Ended June 30,
	2009			2008
ASSETS	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
	(in thousand of Euros, except percentages)
Cash and due from central banks
Domestic	9,445,888	58,736	1.24%	4,398,404	74,799	3.40%
International	25,104,332	138,921	1.11%	14,632,538	214,396	2.93%

	34,550,220	197,657	1.14%	19,030,942	289,195	3.04%
Due from credit entities
Domestic	20,528,106	212,154	2.07%	12,572,524	273,184	4.35%
International	62,858,447	1,359,254	4.32%	56,330,172	1,144,074	4.06%

	83,386,553	1,571,408	3.77%	68,902,696	1,417,258	4.11%
Loans and credits
Domestic	233,752,246	5,994,184	5.13%	235,323,718	6,845,326	5.82%
International	428,867,734	16,241,574	7.57%	324,410,942	12,063,205	7.44%

	662,619,980	22,235,758	6.71%	559,734,660	18,908,531	6.76%
Debt securities
Domestic	35,802,150	538,389	3.01%	24,661,559	467,523	3.79%
International	85,369,362	2,134,202	5.00%	71,875,494	1,475,329	4.11%

	121,171,512	2,672,591	4.41%	96,537,053	1,942,852	4.03%
Income from hedging operations
Domestic		225,324			310,688
International		(10,913)			907,487

		214,411			1,218,175
Other interest-earning assets
Domestic	33,376,030	311,108	1.86%	19,905,392	415,344	4.17%
International	67,102,290	591,561	1.76%	33,582,123	147,465	0.88%

	100,478,320	902,669	1.80%	53,487,515	562,809	2.10%
Total interest-earning assets
Domestic	332,904,420	7,339,895	4.41%	296,861,597	8,386,864	5.65%
International	669,302,165	20,454,599	6.11%	500,831,269	15,951,956	6.37%

	1,002,206,585	27,794,494	5.55%	797,692,866	24,338,820	6.10%
Investments in affiliated companies
Domestic	225,219	—	—	2,733,433	—	—
International	1,233,902	—	—	13,398,400	—	—

	1,459,121	—	—	16,131,833	—	—
Total earning assets
Domestic	333,129,639	7,339,895	4.41%	299,595,030	8,386,864	5.60%
International	670,536,067	20,454,599	6.10%	514,229,669	15,951,956	6.20%

	1,003,665,706	27,794,494	5.54%	813,824,699	24,338,820	5.98%

Other assets	86,953,881			73,931,169

Assets from discontinued operations	9,249,864			7,393,906

Total average assets	1,099,869,451	27,794,494	5.05%	895,149,774	24,338,820	5.44%

Average Balance Sheet - Liabilities and Interest Expense

	Six Months Ended June 30,
	2009			2008
LIABILITY AND STOCKHOLDERS’ EQUITY	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
	(in thousand of Euros, except percentages)
Due to credit entities
Domestic	17,490,608	328,530	3.76%	18,029,200	361,838	4.01%
International	124,428,734	1,154,241	1.86%	84,804,674	1,465,088	3.46%

	141,919,342	1,482,771	2.09%	102,833,874	1,826,926	3.55%
Customers deposits
Domestic	132,232,596	1,630,841	2.47%	116,184,303	1,853,912	3.19%
International	320,656,730	5,177,065	3.23%	216,627,369	4,324,712	3.99%

	452,889,326	6,807,906	3.01%	332,811,672	6,178,624	3.71%
Marketable debt securities
Domestic	131,214,772	2,064,752	3.15%	141,454,261	3,118,076	4.41%
International	94,860,300	1,502,504	3.17%	95,716,331	1,947,781	4.07%

	226,075,072	3,567,256	3.16%	237,170,592	5,065,857	4.27%
Subordinated debt
Domestic	21,015,498	459,234	4.37%	20,502,094	549,753	5.36%
International	18,751,734	708,492	7.56%	15,066,833	572,915	7.60%

	39,767,232	1,167,726	5.87%	35,568,927	1,122,668	6.31%
Other interest-bearing liabilities
Domestic	40,653,437	566,858	2.79%	34,409,853	477,557	2.78%
International	75,220,111	776,247	2.06%	47,892,330	83,534	0.35%

	115,873,548	1,343,105	2.32%	82,302,183	561,091	1.36%
Expenses from hedging operations
Domestic		20,252			597,204
International		749,572			1,073,515

		769,824			1,670,719
Total interest-bearing liabilities
Domestic	342,606,911	5,070,467	2.96%	330,579,711	6,958,340	4.21%
International	633,917,609	10,068,121	3.18%	460,107,537	9,467,545	4.12%

	976,524,520	15,138,588	3.10%	790,687,248	16,425,885	4.15%

Other liabilities	51,945,233			41,753,357
Minority interest	2,587,308			2,356,273

Equity	68,812,390			60,352,896

Total average Liabilities and Stockholders’ Equity	1,099,869,451	15,138,588	2.75%	895,149,774	16,425,885	3.67%

Changes in Net Interest Income—Volume and Rate Analysis
The following tables allocate, by domicile of customer, changes in our net interest income between changes in average volume and changes in average rate for the first six months of 2009 compared to the same period of 2008. We have calculated volume variances based on movements in average balances over the period and rate variance based on changes in interest rates on average interest-earning assets and average interest-bearing liabilities. We have allocated variances caused by changes in both volume and rate to volume. You should read the following tables and the footnotes thereto in light of our observations noted in the preceding sub-section entitled “—Average Balance Sheets and Interest Rates”.
Volume and rate analysis

	IFRS - IASB
	Six Months Ended June 30, 2009/2008
	Increase (Decrease) due to changes in
Interest and similar revenues	Volume	Rate	Net change
	(in thousands of euros)

Cash and due from central banks
Domestic	78,943	(95,006)	(16,063)
International	190,837	(266,312)	(75,475)

	269,780	(361,318)	(91,538)
Due from credit entities
Domestic	225,624	(286,654)	(61,030)
International	68,722	146,458	215,180

	294,346	(140,196)	154,150
Loans and credits
Domestic	772,592	(1,623,734)	(851,142)
International	3,756,635	421,734	4,178,369

	4,529,227	(1,202,000)	3,327,227
Debt securities
Domestic	263,226	(192,360)	70,866
International	19,181	639,692	658,873

	282,407	447,332	729,739
Other interest-earning assets
Domestic	355,579	(459,815)	(104,236)
International	148,573	295,523	444,096

	504,152	(164,292)	339,860
Total interest-earning assets
Domestic	1,695,964	(2,657,569)	(961,605)
International	4,183,948	1,237,095	5,421,043

	5,879,912	(1,420,474)	4,459,438
Total earning assets without hedging operations
Domestic	1,695,964	(2,657,569)	(961,605)
International	4,183,948	1,237,095	5,421,043

	5,879,912	(1,420,474)	4,459,438
Income from hedging operations
Domestic	(85,364)	—	(85,364)
International	(918,400)	—	(918,400)

	(1,003,764)	—	(1,003,764)
Total earning assets
Domestic	1,610,600	(2,657,569)	(1,046,969)
International	3,265,548	1,237,095	4,502,643

	4,876,148	(1,420,474)	3,455,674

Volume and rate analysis

	IFRS - IASB
	Six Months Ended June 30, 2009/2008
	Increase (Decrease) due to changes in
Interest and similar expenses	Volume	Rate	Net change
	(in thousands of euros)

Due to credit entities
Domestic	11,765	(45,073)	(33,308)
International	1,046,028	(1,356,875)	(310,847)

	1,057,793	(1,401,948)	(344,155)
Customers deposits
Domestic	613,456	(836,527)	(223,071)
International	2,498,721	(1,646,368)	852,353

	3,112,177	(2,482,895)	629,282
Marketable debt securities
Domestic	729,000	(1,782,324)	(1,053,324)
International	416,170	(861,447)	(445,277)

	1,145,170	(2,643,771)	(1,498,601)
Subordinated debt
Domestic	112,452	(202,971)	(90,519)
International	141,604	(6,027)	135,577

	254,056	(208,998)	45,058
Other interest-bearing liabilities
Domestic	85,860	3,441	89,301
International	(126,246)	818,959	692,713

	(40,386)	822,400	782,014
Total interest-bearing liabilities without hedging operations
Domestic	1,552,533	(2,863,454)	(1,310,921)
International	3,976,277	(3,051,758)	924,519

	5,528,810	(5,915,212)	(386,402)
Expenses from hedging operations
Domestic	(576,952)	—	(576,952)
International	(323,943)	—	(323,943)

	(900,895)	—	(900,895)
Total interest-bearing liabilities
Domestic	975,581	(2,863,454)	(1,887,873)
International	3,652,334	(3,051,758)	600,576

	4,627,915	(5,915,212)	(1,287,297)

Assets
Earning Assets—Yield Spread
The following table analyzes, by domicile of customer, our average earning assets, interest income and dividends on equity securities and net interest income and shows gross yields, net yields and yield spreads for each of the periods indicated. You should read this table and the footnotes thereto in light of our observations noted in the preceding sub-section entitled “—Average Balance Sheets and Interest Rates”, and the footnotes thereto.

	IFRS - IASB
	Six Months Ended June 30,
Earning Assets - Yield Spread	2009	2008
	(in thousands of euros, except percentages)

Average earning assets
Domestic	333,129,639	299,595,030
International	670,536,067	514,229,669

	1,003,665,706	813,824,699
Interest and dividends on equity securities (1)
Domestic	7,339,895	8,386,864
International	20,454,599	15,951,956

	27,794,494	24,338,820
Net interest income
Domestic	2,269,428	1,428,524
International	10,386,478	6,484,411

	12,655,906	7,912,935
Gross yield (annualized) (2)
Domestic	4.41%	5.60%
International	6.10%	6.20%

	5.54%	5.98%
Net yield (annualized) (3)
Domestic	1.36%	0.95%
International	3.10%	2.52%

	2.52%	1.94%
Yield spread (annualized) (4)
Domestic	1.45%	1.39%
International	2.92%	2.08%

	2.44%	1.83%

(1)	Dividends on equity securities include dividends from companies accounted for by the equity method.

(2)	Gross yield is the quotient of interest and dividends on equity securities divided by average earning assets.

(3)	Net yield is the quotient of net interest income (that includes dividends on equity securities) divided by average earning assets.

(4)
Yield spread is the difference between gross yield on earning assets and the average cost of interest-bearing liabilities. For a discussion of the changes in yield spread over the periods presented, see “Item 3. Operating and Financial Review and Prospects—Net Interest Income”.

Return on Equity and Assets
The following table presents our selected financial ratios for the periods indicated.

	IFRS - IASB
			Year Ended
	Six Months Ended June 30,		December 31,
	2009	2008	2008

ROA: Return on average total assets (1)	0.86%	1.12%	1.00%
ROE: Return on average stockholders’ equity (1)	14.15%	18.60%	17.07%
PAY-OUT: Dividends per average share as a percentage of net attributable income per average share (2)	24.41%	17.88%	54.21%
Average stockholders’ equity as a percentage of average total assets	5.81%	5.68%	5.55%

(1)
Net income and net attributable income for the six months ended June 30, 2009 and 2008 have been annualized by doubling the first half year figures. Net income and net attributable income for the first half of any year are not necessarily indicative of the results for that full year.

(2)
Dividend information for the six months ended June 30, 2009 and 2008 is not comparable to year-end information because the interim figures include only the first quarterly interim dividend (announced during the first six months of the year) whereas the full-year figure includes all dividends for the year. See “Item 8. Financial Information —A. Consolidated Statements and Other Financial Information —Dividend Policy” in our 2008 Form 20-F.

Interest-Earning Assets
The following table shows, by domicile of customer, the percentage mix of our average interest-earning assets for the periods indicated. You should read this table in light of our observations noted in the preceding sub-section entitled “—Average Balance Sheets and Interest Rates”, and the footnotes thereto.

	IFRS - IASB
	Six Months Ended June 30,
Interest earning assets	2009	2008
Cash and due from Central Banks
Domestic	0.95%	0.55%
International	2.50%	1.83%

	3.45%	2.38%
Due from credit entities
Domestic	2.05%	1.58%
International	6.27%	7.06%

	8.32%	8.64%
Loans and credits
Domestic	23.32%	29.50%
International	42.79%	40.67%

	66.11%	70.17%
Debt securities
Domestic	3.57%	3.09%
International	8.52%	9.01%

	12.09%	12.10%
Other interest earning assets
Domestic	3.33%	2.50%
International	6.70%	4.21%

	10.03%	6.71%
Total interest-earning assets
Domestic	33.22%	37.22%
International	66.78%	62.78%

	100.00%	100.00%

Classified Assets
Movements in Allowances for Credit Losses
The following table analyzes movements in our allowances for credit losses and movements, by domicile of customer, for the periods indicated. See “Presentation of Financial and Other Information”. For further discussion of movements in the allowances for credit losses, see “Item 3. Operating and Financial Review and Prospects—Results of operations for Grupo Santander—Impairment Losses (net)”.

	IFRS - IASB
	Year Ended December 31,			Six Months Ended June 30,
	2008	2007	2006	2009	2008
	(in thousands of euros)
Allowance for credit losses at beginning of period
Borrowers in Spain	4,512,000	4,318,320	2,809,599	5,948,950	4,512,000
Borrowers outside Spain	4,284,371	3,969,808	4,092,326	6,770,673	4,284,371

Total	8,796,371	8,288,128	6,901,925	12,719,623	8,796,371

Inclusion of acquired companies’ credit loss allowances
Borrowers in Spain	—	—	—	—	—
Borrowers outside Spain	2,310,095	7,356	164,530	1,335,409	275

Total	2,310,095	7,356	164,530	1,335,409	275

Recoveries of loans previously charged off (1)
Borrowers in Spain	129,660	148,849	123,566	56,635	76,359
Borrowers outside Spain	584,857	475,371	428,040	387,045	238,812

Total	714,517	624,220	551,606	443,680	315,170

Net provisions for credit losses (1)
Borrowers in Spain	928,236	658,989	793,898	869,048	603,676
Borrowers outside Spain	5,036,169	2,837,069	1,689,964	3,808,186	1,872,868

Total	5,964,405	3,496,058	2,483,862	4,677,234	2,476,545

Charge offs against credit loss allowance
Borrowers in Spain	(731,588)	(573,787)	(269,559)	(527,716)	(184,546)
Borrowers outside Spain	(3,820,805)	(2,746,375)	(2,100,306)	(3,693,241)	(1,695,613)

Total	(4,552,393)	(3,320,162)	(2,369,865)	(4,220,957)	(1,880,158)

Other movements	(513,372)	(299,229)	556,070	432,524	(180,260)

Allowance for credit losses at end of period(*)
Borrowers in Spain	5,948,950	4,512,000	4,318,320	5,905,627	4,980,472
Borrowers outside Spain	6,770,673	4,284,371	3,969,808	9,481,886	4,547,470

Total	12,719,623	8,796,371	8,288,128	15,387,513	9,527,943

(1)
We have not included separate line items for charge-offs of loans not previously provided for (loans charged-off against income) and recoveries of loans previously charged-off as these are not permitted under the Spanish regulation.

(*)
Allowances for the impairment losses on the assets making up the balances of “Loans and receivables-Loans and advances to customers” and “Loans and receivable-Loans and receivables to credit institutions”. See Item 1. Selected Consolidated Financial Information.

The table below shows a breakdown of recoveries, net provisions and charge-offs against credit loss allowance by type and domicile of borrower for the periods indicated.

	IFRS - IASB
	Year Ended December 31,			Six Months Ended June 30,
	2008	2007	2006	2009	2008
	(in thousands of euros)
Recoveries of loans previously charged off-
Domestic:
Commercial, financial, agricultural, industrial	30,136	32,045	37,879	15,402	16,821
Real estate-construction	4,860	10,718	5,646	6,529	3,282
Real estate-mortgage	11,480	17,644	11,249	11,290	4,415
Installment loans to individuals	74,973	70,082	59,726	22,590	47,799
Lease finance	6,198	4,517	5,023	343	4,037
Other	2,011	13,844	4,043	481	6

Total Borrowers in Spain	129,660	148,849	123,566	56,635	76,359

Borrowers outside Spain
Government and official institutions	—	8	1,126	—	—
Bank and other financial institutions	18,606	2,735	21	122	1
Commercial and industrial	483,589	397,126	299,302	342,399	200,412
Mortgage loans	28,494	30,360	7,751	17,124	16,677
Other	54,169	45,141	119,840	27,402	21,722
Borrowers outside Spain	584,857	475,371	428,040	387,045	238,812

Total	714,517	624,220	551,606	443,680	315,170

Net provisions for credit losses-
Domestic:
Commercial, financial, agricultural, Industrial	265,121	(278,356)	405,914	131,377	160,942
Real estate-construction	(76,668)	240,462	20,430	128,506	83,750
Real estate-mortgage	276,578	298,645	96,209	193,201	105,014
Installment loans to individuals	399,651	383,582	278,223	390,602	237,150
Lease finance	26,619	16,038	55,894	27,325	19,674
Other	36,936	(1,383)	(62,772)	(1,963)	(2,855)

Total Borrowers in Spain	928,236	658,989	793,898	869,048	603,676

Borrowers outside Spain
Government and official institutions	(8,344)	(1,797)	2,035	2,034	(871)
Bank and other financial institutions	94,376	(35,598)	72,479	(95,008)	(10,881)
Commercial and industrial	2,709,732	2,016,115	1,128,005	3,247,145	1,110,974
Mortgage loans	242,965	237,553	11,612	209,116	99,966
Other	1,997,441	620,796	475,833	444,897	673,680

Borrowers outside Spain	5,036,169	2,837,069	1,689,964	3,808,186	1,872,868

Total	5,964,405	3,496,058	2,483,862	4,677,234	2,476,545

Charge offs against credit loss allowance
Domestic:
Commercial, financial, agricultural, industrial	(121,751)	(140,715)	(55,982)	(120,214)	(25,661)
Real estate-construction	(34,429)	(29,466)	(18,911)	(72,610)	(11,891)
Real estate-mortgage	(61,618)	(11,807)	(7,284)	(152,979)	(40,572)
Installment loans to individuals	(503,166)	(356,532)	(184,218)	(161,059)	(95,580)
Lease finance	(2,693)	(1,344)	(1,775)	(2,735)	(1,151)
Other	(7,931)	(33,924)	(1,389)	(18,119)	(9,690)

Total Borrowers in Spain	(731,588)	(573,787)	(269,559)	(527,716)	(184,546)

Borrowers outside Spain
Government and official institutions	—	—	(174)	(77)	—
Bank and other financial institutions	(25)	(2,432)	(12,189)	(2,245)	—
Commercial and industrial	(2,807,232)	(1,969,576)	(1,333,617)	(2,879,128)	(1,112,725)
Mortgage loans	(1,736)	(6,693)	(46,603)	(217,000)	58
Other	(1,011,811)	(767,674)	(707,723)	(594,791)	(582,946)

Borrowers outside Spain	(3,820,805)	(2,746,375)	(2,100,306)	(3,693,241)	(1,695,613)

Total	(4,552,393)	(3,320,162)	(2,369,865)	(4,220,957)	(1,880,158)

Allowances for Credit Losses

	IFRS - IASB
	As of December 31,
	2008	%	2007	%	2006	%
	(in thousands of euros, except percentages)
Borrowers in Spain:
Commercial, financial, agricultural, industrial	2,853,171	22.43	2,058,128	23.40	2,302,546	27.78
Real estate-construction	327,138	2.57	475,907	5.41	267,771	3.23
Real estate-mortgage	1,271,684	10.00	805,437	9.16	457,132	5.52
Installment loans to individuals	1,182,274	9.29	926,917	10.53	889,283	10.73
Lease finance	112,874	0.89	162,405	1.85	166,542	2.01
Other	201,809	1.59	83,207	0.95	235,046	2.84

Total Borrowers in Spain	5,948,950	46.77	4,512,000	51.30	4,318,320	52.10
Borrowers outside Spain:
Government and official institutions	13,653	0.11	25,650	0.29	30,054	0.36
Bank and other financial institutions	313,040	2.46	101,387	1.15	149,729	1.81
Commercial and industrial	4,517,625	35.52	2,762,325	31.40	2,670,075	32.22
Mortgage loans	1,615,112	12.70	1,354,866	15.40	831,972	10.04
Other	311,242	2.45	40,142	0.46	287,978	3.47

Total borrowers outside Spain	6,770,673	53.23	4,284,371	48.70	3,969,808	47.90

Total	12,719,623	100.00	8,796,371	100.00	8,288,128	100.00
Allowances for Credit Losses

	IFRS - IASB
	As of June 30,
	2009	%	2008	%
	(in thousands of euros, except percentages)
Borrowers in Spain:
Commercial, financial, agricultural, industrial	2,789,394	18.12	1,965,244	20.63
Real estate-construction	367,538	2.39	578,518	6.07
Real estate-mortgage	1,221,566	7.94	1,055,837	11.08
Installment loans to individuals	1,159,011	7.53	1,181,122	12.40
Lease finance	291,906	1.90	114,073	1.20
Other	76,212	0.50	85,678	0.90

Total Borrowers in Spain	5,905,627	38.37	4,980,472	52.27
Borrowers outside Spain
Government and official institutions	26,216	0.17	24,474	0.26
Bank and other financial institutions	224,626	1.46	92,457	0.97
Commercial and industrial	7,699,620	50.03	3,390,378	35.58
Mortgage loans	1,399,555	9.10	596,984	6.27
Other	131,868	0.86	443,178	4.65

Total borrowers outside Spain	9,481,886	61.63	4,547,470	47.73

Total	15,387,513	100.00	9,527,943	100.00

Impaired Assets
The following tables show our impaired assets, excluding country-risk. We do not keep records classifying assets as non-accrual, past due, restructured or potential problem loans, as those terms are defined by the SEC. However, we have estimated the amount of our assets that would have been so classified, to the extent possible, below.

	IFRS - IASB
	At December 31,			At June 30,
Non-performing assets	2008	2007	2006	2009	2008
	(in thousands of euros, except percentages)
Past-due and other non-performing assets (1) (2) (3):
Domestic	6,405,803	1,887,167	1,288,857	8,642,963	3,515,763
International	7,785,010	4,291,488	3,318,690	13,108,642	5,011,231

Total	14,190,813	6,178,655	4,607,547	21,751,605	8,526,994

Non-performing loans as a percentage of total loans	2.02%	0.94%	0.78%	2.82%	1.48%

Net loan charge-offs as a percentage of total loans	0.55%	0.41%	0.31%	0.49%	0.27%

(1)
We estimate that the total amount of our non-performing assets fully provisioned under IFRS and which under US banking practices would have been charged-off from the balance sheet was €1,206.5 million, €1,582.0 million and €2,877.6 million at December 3, 2006, 2007 and 2008 respectively and €1,696.1 million and €2,271.7 million at June 2008 and 2009 respectively.

(2)
Non-performing assets due to country risk were €83.0 million, €6.7 million and €2.6 million at December 31, 2006, 2007 and 2008 respectively, and €5.8 million and €3.7 million at June 2008 and 2009, respectively.

(3)
We estimate that at December 31, 2006, 2007 and 2008 (i) the total amount of our non-performing past-due assets was €3,841.2 million, €4,918.2 million and €11,773.3 million respectively, and €6,859.9 million and €18,087.3 million at June 2008 and 2009 respectively, and (ii) the total amount of our other non-performing assets was €766.3 million, €1,260.5 million and €2,417.5 million respectively and €1,667.1 million and €3,664.3 million at June 2008 and 2009 respectively.

We do not believe that there is a material amount of assets not included in the foregoing table where known information about credit risk at June 30, 2009 (not related to transfer risk inherent in cross-border lending activities) gave rise to serious doubts as to the ability of the borrowers to comply with the loan repayment terms at such date.
Evolution of Impaired Assets
The following table shows the movement in our impaired assets (excluding country-risk, see “—Country-Risk Outstandings”):

	IFRS-IASB
	Year ended December 31,		Quarter ended
			Mar. 31,	Jun. 30,	Sep. 30,	Dec. 31,	Mar. 31,	Jun. 30,
(in thousands of euros)	2006	2007	2008	2008	2008	2008	2009	2009

Opening balance	4,341,500	4,607,547	6,178,655	7,148,069	8,603,616	10,583,570	14,190,814	18,967,528
Net additions	2,567,912	5,014,270	1,964,351	2,446,491	3,089,943	4,173,490	5,290,125	4,877,401
Increase in scope of consolidation	164,000	1,000	—	—	—	2,029,000	1,033,000	—
Exchange differences	(96,000)	(124,000)	(110,498)	4,775	7,362	(598,149)	211,246	369,976
Write-offs	(2,369,865)	(3,320,162)	(884,439)	(995,719)	(1,117,351)	(1,997,097)	(1,757,657)	(2,463,300)

Closing balance (1)	4,607,547	6,178,655	7,148,069	8,603,616	10,583,570	14,190,814	18,967,528	21,751,605

(1)
Non-performing assets due to country-risk were €83.0 million, €6.7 million and €2.6 million at December 31, 2006, 2007 and 2008 respectively, and €5.8 million and €3.7 million at June 30, 2008 and 2009, respectively.

Impaired Asset Ratios
The following table shows the total amount of our computable credit risk, the amounts of our non-performing assets by category, our allowances for non-performing assets, the ratio of our impaired assets to total computable credit risk and our coverage ratio at the dates indicated:

	IFRS - IASB
	At December 31,			At June 30,
	2008	2007	2006	2009	2008
	(in thousands of euros, except percentages)

Computable credit risk (1)	697,199,713	649,342,484	588,372,837	771,854,783	642,190,754

Non-performing assets
Mortgage loans	3,564,812	1,843,628	1,364,317	6,719,272	2,408,444
of which: individuals	3,238,670	1,584,516	1,230,405	5,947,223	2,176,548
Consumer loans	5,711,326	2,695,997	2,093,490	6,666,390	3,462,714
Credit cards and other	1,163,543	494,075	383,658	1,389,518	770,918
Enterprises	2,534,192	1,050,626	709,896	4,545,200	1,736,176
Corporate Banking (2)	1,130,459	62,224	38,300	2,378,194	115,906
Public sector	86,481	32,105	17,886	53,031	32,836
Total non performing assets	14,190,813	6,178,655	4,607,547	21,751,605	8,526,994

Allowances for non-performing assets	12,862,981	9,302,230	8,626,937	15,726,617	10,212,408

Ratios
Non-performing assets to computable credit risk	2.02%	0.94%	0.78%	2.82%	1.33%
Coverage ratio (3)	90.64%	150.55%	187.23%	72.30%	119.77%

(1)	Computable credit risk is the sum of the face amounts of loans and leases (including non-performing assets but excluding country risk loans), guarantees and documentary credits.

(2)	Includes Global Banking and Markets and local corporates.

(3)	Allowances for non-performing assets as a percentage of non-performing assets.
Country-Risk Outstandings
The following table sets forth our country-risk outstandings with third parties belonging to countries classified in groups 3, 4, 5 and 6 for the periods shown (See “Item 4. Information on the Company-B. Business Overview—Bank of Spain Classification Requirements—Country-Risk Outstandings” in our 2008 Form 20-F).

	IFRS - IASB
	As of December 31,			As of June 30,
	2008	2007	2006	2009	2008
	(in millions of euros)
Risk (gross)	3,455.6	844.5	899.1	3,142.1	895.4
Allowances	615.0	124.0	233.5	534.3	114.1

Risk (net)	2,840.6	720.5	665.6	2,607.8	781.3
Other Non-Accruing Assets
As described under “Item 4. Information on the Company-B. Business Overview—Bank of Spain Classification Requirements—Country-Risk Outstandings” in our 2008 Form 20-F, we do not classify our loans to borrowers in countries with transitory difficulties (category 3) and countries in serious difficulties (category 4) as impaired assets. However, as described under “Item 4. Information on the Company-B. Business Overview —Bank of Spain Allowances for Credit Losses and Country-Risk Requirements—Allowances for Country-Risk” and “—Non-Accrual of Interest Requirements” in our 2008 Form 20-F, the Bank of Spain requires us to account for such loans on a cash basis (non-accruing) and to set aside certain allowances for such loans. We treat category 5 (doubtful countries) country-risk outstandings as both non-accruing and impaired assets. Total other non-accruing assets at December 31, 2006, 2007 and 2008 were €874.5 million, €893.6 million and €5,413.2 million, respectively and at June 30, 2008 and 2009 were €939.5 million and €4,703.6 million, respectively.

	IFRS - IASB
	As of December 31,			As of June 30,
Summary of non-accrual assets	2008	2007	2006	2009	2008
	(in millions of euros)
Assets classified as Non Performing Assets	14,190.8	6,178.7	4,607.5	21,751.6	8,527.0
Non Performing Assets due to country-risk	2.6	6.7	83.0	3.7	5.8
Other assets on non-accrual status due to country-risk	5,413.2	893.6	874.5	4,703.6	939.5

Total non-accruing assets	19,606.6	7,078.9	5,565.1	26,458.9	9,472.4
As of December 31, 2006, 2007 and 2008, the amounts of “restructured loans”, none of which were classified as non-performing, were €403.0 million, €465.2 million and €648.7 million, and at June 30, 2008 and 2009, €530.8 million and €2,516.1 million, respectively.
Foreclosed Assets
The table below sets forth the movements in our foreclosed assets for the periods shown.

	IFRS - IASB
	Total Year	Quarterly movements				Total Year	Six Months Ended
	Dec. 31,	Mar. 31,	Jun. 30,	Sep. 30,	Dec. 31,	Dec. 31,	June 30,	June 30,
	2007	2008	2008	2008	2008	2008	2008	2009
	(in thousands of euros, except percentages)
Opening balance	408,450	494,567	591,682	685,642	938,046	494,567	494,567	1,309,989
Foreclosures	851,152	293,339	282,504	497,317	639,661	1,712,821	575,843	1,793,223
Sales	(765,035)	(196,224)	(188,544)	(244,913)	(267,718)	(897,399)	(384,768)	(891,579)
Gross foreclosed assets	494,567	591,682	685,642	938,046	1,309,989	1,309,989	685,642	2,211,633
Allowances established	(111,026)	(117,299)	(131,458)	(144,316)	(169,030)	(169,030)	(131,458)	(239,684)
Allowance as a percentage of foreclosed assets	22.45%	19.82%	19.17%	15.38%	12.90%	12.90%	19.17%	10.84%
Closing balance (net)	383,541	474,383	554,184	793,730	1,140,959	1,140,959	554,184	1,971,949

Item 3
Operating and Financial Review and Prospects
A. Operating results
We have based the following discussion on our interim consolidated financial statements for the six months ended June 30, 2009. You should read this discussion along with these financial statements, and this discussion is qualified in its entirety by reference to them.
In a number of places in this report, in order to analyze changes in our business from period to period, we have isolated the effects of foreign exchange rates on our results of operations and financial position. In particular, we have isolated the effects of depreciation of local currencies against the euro because we believe that doing so is useful in understanding the development of our business. For these purposes, we calculate the effect of movements in the exchange rates by multiplying the previous period balances in local currencies by the difference between the exchange rate to the euro of the current and the previous period.
General
We are a financial group whose main business focus is retail banking, complemented by global wholesale banking, asset management and insurance businesses.
Our main source of income is the interest that we earn from our lending activities, by borrowing funds from customers and money markets at certain rates and lending them to other customers at different rates. We also derive income from the interest and dividends that we receive from our investments in fixed/variable income and equity securities and from our trading activities in such securities and derivatives, by buying and selling them to take advantage of current and/or expected differences between purchase and sale prices.
Another source of income are the commissions that we earn from the different banking and other financial services that we provide (credit and debit cards, insurance, account management, bill discounting, guarantees and other contingent liabilities, advisory and custody services, etc.) and from our mutual and pension funds management services.
In addition, from time to time, we derive income from the capital gains we make from the sale of our holdings in Group companies.
2009 overview
In early 2009, the global economy continued to shrink. The monetary, fiscal and financial measures adopted by governments and international institutions began to take effect. Financial markets have been more stable since March, confidence indicators reflect improved expectations and some activity indicators are falling less intensely.
The US economy is a good example. Its GDP shrank at an annualized rate of 6.4% in the first quarter (-0.7% in the second quarter). The anticipation and forcefulness of the measures taken stabilized financial conditions and enabled consumption to show moderately positive signs. The housing sector also absorbed a large part of the accumulated excesses and the pace of the fall in employment slowed down. Leading indicators suggest that GDP will regain positive growth in the second half of the year and the fear of deflation has abated. As a result, the Federal Reserve held its interest rates at 0%-0.25% and maintained its liquidity injection programs, added to a fiscal deficit which will surpass 10% of GDP.
Latin America, which also suffered two quarters of sharp contraction (-3.4% year-on-year in the first quarter) ended the first half of 2009 with a clear improvement in expectations and, particularly, market conditions. The improvement in the Chinese economy and the greater availability of liquidity (agreements with the Federal Reserve; IMF formulas), combined with relatively solid fundamentals, were the main factors behind the region’s better tone, although uneven by countries.
The Brazilian economy fell 1.6% year-on-year in the first quarter, well below estimates; the Chilean economy fell 2.2% and Mexico was the hardest hit (-8.0% year-on-year), due to its strong ties to the US economy and the impact of the swine flu. Reduced activity and lower inflation resulted in further cuts in official interest rates. The main currencies, however, appreciated in the second quarter, except for the Mexican peso, and regained a good part of the ground lost in previous quarters.

The euro zone also contracted sharply and more than expected, due to the plummeting of world trade and its impact on Germany. GDP in the first quarter declined at an annualized rate of 9.2%. The fall in investment and exports was even higher. The forceful monetary and fiscal measures taken since the beginning of the crisis, and the recovery of Germany and France, allowed for a GDP drop of only 0.5% in the second quarter on an annualized basis.
The European Central Bank maintained a more orthodox monetary policy than that of other central banks, while cutting its key rate to 1% and improving the liquidity injection conditions for longer maturities at a time when inflation is close to zero. In these conditions, the euro strengthened in the second quarter against the dollar to close to its maximum level this year and depreciated against sterling (€1=$1.41=sterling 0.85).
Spain’s recession intensified in the first quarter (-6.2% annualized) and may have touched bottom on the basis of the latest indicators which show the fall in activity and employment losing intensity (in the second quarter, 4.2% on an annualized basis).
The UK economy also fell significantly in the first quarter (-9.3% on an annualized basis), but it shows signs of recovery based on greater consumer confidence, the increases in mortgages approved and slight recovery in house prices. The factors behind the improved expectations are sterling’s slide, quick and forceful cuts in the base rate (to 0.5%), fiscal expansion and measures to shore up the banking system.
Results of operations for Grupo Santander
Summary
The profit for the first half of 2009 was €4,519.0 million, a 4.5% or €211.3 million decrease from €4,730.3 for the same period in 2008. The Group’s earnings per share was €0.5318, down 19.7% from the equivalent 2008 figure, due principally to the dilution resulting from the capital increases performed. The main matters arising from the period-on-period comparison were exchange rate impacts on operating areas and reduced contribution of corporate activities (due to lower income and the provision recognized in the first quarter for Metrovacesa, S.A.
Before describing the Group’s earnings, in order to facilitate a proper interpretation thereof, the following matters must be taken into account in addition to the complex recessionary environment described above:
•
Our consolidated income statement for the six months ended June 30, 2009 is not entirely comparable to the income statement for the six months ended June 30, 2008 due to the fact that the income statement for the six months ended June 30, 2009 reflects the impact of the consolidation of Banco Real, Alliance & Leicester, Bradford & Bingley, Sovereign (since February 2009) and the consumer businesses acquired.

•
Due to the sale of Banco de Venezuela, the earnings obtained by that entity in six months ended June 30, 2009 were eliminated from the various line items in the income statement and recognized under “Profit from Discontinued Operations”. In order to enable like-for-like comparisons to be made, the same was done with the earnings for six months ended June 30, 2008.

•
In the second quarter of 2009 Santander Brazil sold 5.7% of the shares of Visanet in a public offering. Capital gains of BRL 765 million (€262 million) were obtained from this sale. These capital gains were assigned to strengthen the balance sheet and therefore had no impact on profits.

In July, as part of the green shoe option, Santander Brazil sold an additional 2% of the shares for an estimated capital gain of BRL 272 million (€95 million).

•	The comparison of income and costs with 2008 is adversely affected by the changes in the average exchange rates of the pound and the main Latin American currencies against the euro.
Interest income / (charges)
Interest income / (charges) was €12,655.9 million for the first half of 2009, a 59.9% or €4,743.0 million increase from €7,912.9 million for the same period in 2008. Of this increase, the consolidation of Banco Real accounts for 35.7 percentage points.

Average total earning assets were €1,003,665.7 million for the first half of 2009, a 23.3% or €189,841.0 million increase from €813,824.7 million for the same period in 2008. This increase was due to an increase of €33,534.6 million in the average balances of our domestic total earning assets (mainly due to an increase of €13,470.6 million in the average balances of our domestic other interest earning assets, an increase of €11,140.6 million in the average balances of our investment in debt securities and an increase of €7,955.6 million in the average balances of our deposits at credit entities) and an increase of €156,306.4 million in the average balance of our international total earning assets (mainly due to an increase of €104,456.8 million in the average balances of our international loan and credits, an increase of €33,520.2 million in the average balances of our international other interest earning assets and an increase of €13,493.9 million in the average balances of investment in debt securities). This increase was largely due to the above mentioned acquisitions.
The Group’s gross loans and receivables as of June 30, 2009 amounted to €709,257 million, an increase of 23.9% or €136,633 million from €572,624 for the first half of 2008. This increase is largely due to changes in the scope of consolidation partially offset by the exchange rate effect.
Broken down by category, lending to resident sectors scarcely changed in comparison with December 2008, loans to public sector increased by 26% and other resident sector loans fell slightly (-1%), gross secured loans remained the same and gross other loans decreased by 2%. Lending to the non-resident sector increased by 17%, influenced by the changes in the scope of consolidation and in exchange rates mentioned above.
By geographical segment, at June 30, 2009, Continental Europe accounted for 48% of the Group’s loans and receivables, the UK represented 33%, Latin America 14% (8% of which related to Brazil) and Sovereign 5%.
Continental Europe’s total lending increased 1.4%. In Spain, loans in the Santander Branch Network and in Banesto remained stable and Santander Consumer Finance was the driver of the credit growth with a 16.9% increase year-on-year largely due to the new businesses acquired. Portugal credit also grew but at a much more moderate rate, around 2.2%.
The UK lending was at June 30, 2009 a 33.3% higher in euros compared to June 30, 2008. In sterling pounds the increase was even higher a 43.3% reflecting a 7.02% depreciation for the currency during the period.
Latin America’s lending at June 30, 2009 was €97,305 million, which represents a 40.3% or €27,930 million increase compared to €69,375 million at June 30, 2008. This increase was mainly due to the full consolidation of Banco Real in our balance sheet.
The strong year-on-year growth came as a result of the expansion of business volumes (boosted by the acquisitions made) and by appropriate management of margins in all units. Loan spreads improved over the first half of 2008 (from 2.62% to 3.25% for the Group as a whole), although they became more moderate in the latest quarter, at the same time as deposit spreads became affected by reductions in rates.
Income from equity instruments
Income from equity instruments was €240.7 million for the first half of 2009, a 24.5% or €78.1 million decrease from €318.8 million for the same period in 2008 largely due to the negative economic environment that has led many companies to cut the dividends paid.
Share of results of entities accounted for by the equity method
The income from companies accounted for by the equity method fell sharply compared to 2008 (€-2.9 million in the first half of 2009 compared to €612 million in the first half of 2008) as a result of the sale of our holding in Cepsa and of fully consolidating Sovereign and Banco Real.

The entities providing the largest portions of the contributions in the first half of 2009 and 2008 include the following:

	Contributions to Net Income (1)
	June 30,	June 30,
Investment	2009	2008
	(in thousands of euros)
Grupo Real (2)	12,548	477,173
CEPSA	—	72,259
Sovereign (3)	(12,904)	37,841
Attijariwafa Bank Société Anonyme (4)	—	20,888

(1)	Contributions to income from companies accounted for by the equity method include dividends.

(2)
Banco Real has been fully consolidated in the Group’s consolidated financial statements since the fourth quarter of 2008. Until then, Banco Real had been accounted for using the equity method through ownership interest. The amount of €12,548 thousand corresponds to 3 companies that were still accounted for by the equity method during the first half of 2009.

(3)
Sovereign’s contribution to net income was accounted for by the equity method until February 2009 when it was fully consolidated. The losses disclosed above for the six months ended June 30, 2009 correspond only to January (prior to our full consolidation of Sovereign).

(4)	Reclassified to available-for-sale in the second half of 2008.
Net fees and commissions
Net fees and commissions were €4,537.9 million for the first half of 2009, a 12.2% or €495.1 million increase from €4,042.8 million for the same period in 2008.
Net fees and commissions for the first half of 2009 and 2008 were as follows:

	Six Months Ended June 30,		Amount	%
	2009	2008	Change	Change
	(in millions of euros, except percentages)
Commissions for services	2,631.1	1,945.6	685.5	35.2
Credit and debit cards	465.3	413.9	51.4	12.4
Account management	424.5	281.5	143.0	50.8
Bill discounting	169.4	135.4	34.0	25.1
Guarantees and other contingent liabilities	208.5	177.5	31.0	17.5
Other operations	1,363.4	937.3	426.1	45.5
Mutual and pension funds	591.9	794.9	(203.0)	(25.5)
Securities services	405.2	372.4	32.8	8.8
Insurance	909.7	929.9	(20.2)	(2.2)

Total net fees and commissions	4,537.9	4,042.8	495.1	12.2
Excluding the increase due to the full consolidation of Banco Real, net fees and commissions were flat due to the fall in activity and reduced demand for certain fee-generating products such as mutual funds and insurance. In this regard, performance improved in the second quarter since the fees and commissions earned in the three main geographical areas rose in comparison to the first quarter of the current year.
Net fee income in Continental Europe dropped 4.4% because of the two aforementioned negative effects; in the UK it rose 5.3% (21.4% in sterling) due to the acquisitions of Alliance & Leicester and Bradford & Bingley and it was also affected by regulatory changes that are impacting the whole of the British financial system, and in Latin America, in local currency and disregarding the effect of the full consolidation of Banco Real, rose 3.2% because of the slower pace of business growth.
Average balances of mutual funds under management in Spain decreased 30.3% from €54.3 billion in the first half of 2008 to €37.8 billion in the same period of 2009, mainly due to fund redemptions, which where in line with redemptions nationwide, and decreases in the value of funds under management, which were in line with overall market performance. This decline of volume in mutual funds follows the trend to shift into on-balance sheet funds. Average balances of mutual funds abroad decreased by 3.2% from €56.4 billion in the first half of 2008 to €54.6 billion in the same period of 2009. This decrease was partially offset by the consolidation of Banco Real, which increased average balance’s of mutual funds in Brazil by 26.7%
Average balances of pension funds in Spain decreased by 7.0% from €10.2 billion in the first half of 2008 to €9.4 billion in the same period of 2009. Average balances of pension funds abroad decreased by 8.5% from €1.4 billion in the first half of 2008 to €1.3 billion in the same period of 2009.
Gains (losses) on financial assets and liabilities and exchange differences
Net gains on financial assets and liabilities and exchange differences were €2,102.2 million for the first half of 2009, a 26.9% or €446.2 million increase from €1,656.0 million for the same period in 2008. Gains (losses) on financial transactions include gains and losses arising from the following: marking to market our trading portfolio and derivative instruments, including spot market foreign exchange transactions, sales of available for sale financial assets and liquidation of our corresponding hedge or other derivative positions.

These higher gains were due to the good performance of Global Wholesale Banking, mostly customer transactions, which comfortably offset the decline in Corporate Activities, and to the sale of Visanet (€262 million).
Other operating income / (expenses)
Net other operating income / (expenses) generated gains of €96.4 million in the first half of 2009 as compared to €165.9 million in the same period in 2008, partly because of the global economic environment and partly because of the strategy followed by the Group in certain businesses and non-strategic assets.
Other operating income (expenses) consists mainly of insurance and reinsurance income and payments, sales and income from the provision of non-financial services and other.
Administrative expenses
Administrative expenses were €7,268.9 million for the first half of 2009, a 33.2% or €1,811.8 million increase from €5,457.1 million for the same period in 2008.
Administrative expenses for the first half of 2009 and 2008 were as follows:

	Six Months Ended June 30,		Amount	%
	2009	2008	Change	Change
	(in millions of euros, except percentages)
Personnel expenses	4,164.7	3,282.9	881.8	26.8
Other administrative expenses	3,104.2	2,174.2	930	42.7
Building and premises	789.5	546.2	243.3	44.5
Advertising	293.4	242.6	50.8	20.9
Information technology	372.2	231.5	140.7	60.7
Communications	308.7	196.5	112.2	57.1
Other expenses	782.1	506.9	275.2	54.3
Taxes (other than income tax)	144.8	118.7	26.1	22.0
Per diems and travel expenses	138.2	125.7	12.5	9.9
Technical reports	84.7	89.9	-5.2	-5.7
Guard and cash courier services	164.0	97.8	66.2	67.6
Insurance premiums	26.6	18.4	8.2	44.9

Total administrative expenses	7,268.9	5,457.1	1,811.8	33.2
The 33.2% increase in administrative expenses in the first half of 2009 included a 26.8% increase in personnel expenses and a 42.7% increase in other administrative expenses. Disregarding the impact of the full consolidation of Banco Real, in the first half of 2009 the increase only amounts to 8.3%. Excluding the rest of the changes in the scope of consolidation and in exchange rates, administrative expenses remained flat. In an environment such as the current one, with weak business activity, cost control is the key target. Accordingly, as in the first quarter, both the geographical and the global units show changes in costs that are consistent with their efficiency targets.
Depreciation and amortization
Depreciation and amortization was €784.7 million for the first half of 2009, a 30.5% or €183.6 million decrease from €601.1 million for the same period in 2008.
Provisions (net)
Net provisions were €661.6 million for the first half of 2009, a 166.1% or €413.0 million increase from €248.6 million for the same period in 2008 largely due to the new consolidation perimeter.

Impairment losses on financial assets (net)
Impairment losses on financial assets (net) were €4,860.7 million for the first half of 2009, a 97.2% or €2,395.3 million increase from €2,465.4 million for the same period in 2008. This sharp increase reflects the effect on the scope of consolidation of the integration of new entities in the Group, organic growth in most business units and several other reasons, the first and most important of these being the macroeconomic environment, which deteriorated more quickly and further than expected. The second reason is the change in the portfolio mix made in recent years towards more profitable products that carry a higher risk premium. Finally, the increase is also explained by the charge of €195 million recognized for Metrovacesa.
Our net impairment for credit losses were €4,677.2 million for the first half of 2009, an 88.9% or €2,200.7 million increase from €2,476.5 million for the same period in 2008. Most business units registered year-on-year increases because of the growth in lending, the change in the mix of portfolio, and a rise in risk premiums in some countries, in line with the market performance. The €2,200.7 variation is explained as follows:
•
Net impairment losses for loans and advances to customers in the first half of 2009 was €4,647.8 million, a €2,172,2 million or 87.7% increase from €2,475.7 million in the same period of 2008. This variation reflected a €2,300.7 million increase in allowances (€5,091.5 million for the first half of 2009 compared to €2,790.8 million for the first half of 2008) and a €128.5 million increase in recoveries of loans previously charged-off (€443.7 million for the first half of 2009 compared to €315.2 million for the first half of 2008). (See “Item 4. Information on the Company—B. Business Overview—Classified Assets—Bank of Spain Classification Requirements” in our 2008 Form 20-F).

•	Net impairment losses of other assets increased €28.5 million.
Our total allowances for credit losses (excluding country-risk) increased by €2,863.6 million to €15,726.6 million at June 30, 2009, from €12,863.0 million at December 31, 2008.
Non-performing loans (excluding country-risk) increased by €7,560.8 million to €21,751.6 million at June 30, 2009, compared to €14,190.8 million at December 31, 2008 mainly due to the recession and shrinkage of the world’s economy in the first half of 2009. Our coverage ratio was 72.3% at June 30, 2009, and 90.6% at December 31, 2008. See “Item 2. Selected Statistical Information—Impaired Asset Ratios”.
Impairment losses on other assets (net)
Impairment losses on other assets (net) were €32.7 million for the first half of 2009, a 84.7% or €15.0 million increase from €17.7 million for the same period in 2008.
Gains (losses) on disposal of assets not classified as non-current assets held for sale
Net gains on disposal of assets not classified as non-current assets held for sale were €16.2 million for the first half of 2009, a €39.0 million decrease from €55.2 million for the same period in 2008.
Gains (losses) on non-current assets held for sale not classified as discontinued operations
Net losses on disposal of non-current assets held for sale not classified as discontinued operations were €124.8 million for the first half of 2009 as compared to losses of €28.2 million for the same period in 2008 mainly due to the impairment of foreclosed assets.
Income tax
The provision for corporate income tax was €1,242.5 million for the first half of 2009, a 16.0% or €171.4 million decrease from €1,071.1 million for the same period in 2008. The effective tax rate was 21.0% for the first half of 2009, and 18.0% for the first half of 2008.
Profit from discontinued operations (net)
Profit from discontinued operations was €60.6 million for the first half of 2009, a 48.7% or €57.6 million decrease from €118.2 million for the same period in 2008. Profit from discontinued operations includes both in June 2009 and June 2008 the results obtained from Banco de Venezuela. The decrease in 2009 is the result of a reduction in profits in Venezuela together with a €27 million negative impact from discontinued businesses from Santander Consumer Finance.

Profit attributed to minority interests
Profit attributed to minority interests was €212.1 million for the first half of 2009, a 19.0% or €49.7 million decrease from €261.8 million for the same period in 2008.
Results of Operations by Business Areas
Our results of operations by business areas can be summarized as follows:
Principal level (geographic):
Continental Europe

	Continental Europe
	Six Months Ended June 30,		Variations
	2009	2008	Amount	(%)
	(in millions of euros)
Interest income/(charges)	5,834	4,386	1,448	33.01
Income from equity instruments	102	131	(29)	(22.14)
Share of results of entities accounted for by the equity method	4	8	(4)	(50.00)
Net fees and commissions	1,995	2,087	(92)	(4.41)
Gains / (losses) on financial transactions	284	309	(25)	(8.09)
Other operating income / (expenses)	91	97	(6)	(6.19)
Total income	8,310	7,018	1,292	18.41
Personnel expenses	(1,663)	(1,560)	(103)	6.60
Other general expenses	(996)	(885)	(111)	12.54
Depreciation and amortization	(279)	(248)	(31)	12.50
Impairment losses on loans	(1,595)	(1,064)	(531)	49.91
Impairment losses on other assets	(13)	1	(14)	n/a
Other income / (losses)	(88)	6	(94)	n/a
Operating profit/(loss) before taxes	3,676	3,268	408	12.48
Income tax	(946)	(870)	(76)	8.74
Profit for the period from continuing operations	2,730	2,398	332	13.84
Profit from discontinued operations (net)	(27)	—	(27)	n/a
Consolidated profit for the period	2,703	2,398	305	12.72
Profit for the period attributable to the Parent	2,657	2,343	314	13.40
Profit attributable to minority interests	48	54	(6)	(11.11)
In the first half of 2009, Continental Europe contributed 49.9% of the profit attributed to the Group’s operating areas. The area’s growth is the result of the favorable performance of revenues (mainly net interest income) and control of expenses.
Growth in revenues and operating profit was mainly due to the consolidation of the acquired consumer businesses (mainly GE in the first quarter of 2009). In any case, and on a like-for-like basis (excluding acquired businesses), total income increased 11.9% and profit 13.0%, because of the resilience of business units to the cycle and the positive evolution in recent quarters of Global Wholesale Banking, strongly backed by customer revenues.
Interest income / (charges) was €5,834 million for the first half of 2009, a 33.0% or €1,448 million increase from €4,386 million for the same period in 2008. This is mainly due to active management of spreads which partly offset the slowdown in business volumes in line with the market trend. Of note was the Santander Branch Network, whose interest income / (charges) rose 21.0% year-on-year, Santander Consumer Finance (42.9% increase due to the latest acquisitions) and Global Wholesale Banking with a sharp rise in spreads.

Net fees and commissions were €1,995 million for the first half of 2009, a 4.4% or €92 million decrease from €2,087 million for the same period in 2008. This decrease was mainly due to the decline in asset management and in the main business units, reflecting the market’s situation.
Gains on financial transactions were €284 million, a 8.1% or €25 million lower as compared to €309 million for the same period in 2008, due to the negative evolution of the Santander Branch Network in the transactions with clients.
Operating expenses (personnel expenses, other general expenses, and depreciation and amortization) were €2,938 million, a €245 million or 9.1% increase from €2,693 million for the same period of 2008. Excluding Santander Consumer Finance’s acquisitions, operating expenses remained flat.
Impairment losses on loans were €1,595 million for the first half of 2009, a €531 million or 49.9% increase from €1,064 million in the same period of 2008 reflecting the deterioration of the credit quality derived from the recession. The non performing loans ratio increased 1.7 percentage points to 3.1% as of June 30, 2009 from 1.4% a year earlier. In Spain the new recovery unit has helped to contain this ratio.
Operating profit / (loss) before taxes was €3,676 million for the first six months of 2009, a 12.5% increase from €3,268 million in the same period of 2008.
Profit attributed to the Parent was €2,657 million, a 13.4% or €314 million increase from €2,343 million for the same period in 2008. The strong increase of Global Wholesale Banking that nearly doubled its profit figure, and the 9.0 increase of the Santander Branch Network were partially offset by decreases of Banesto and Santander Consumer Finance (-8.1% and -19.7%, respectively).
United Kingdom

	United Kingdom
	Six Months Ended June 30,		Variations
	2009	2008	Amount	(%)
	(in millions of euros)
Interest income/(charges)	1,912	1,153	759	65.83
Income from equity instruments	—	—	—	—
Share of results of entities accounted for by the equity method	—	—	—	—
Net fees and commissions	479	455	24	5.27
Gains / (losses) on financial transactions	313	223	90	40.36
Other operating income / (expenses)	13	29	(16)	(55.17)
Total income	2,717	1,860	857	46.08
Personnel expenses	(577)	(478)	(99)	20.71
Other general expenses	(424)	(320)	(104)	32.50
Depreciation and amortization	(114)	(73)	(41)	56.16
Impairment losses on loans	(408)	(153)	(255)	166.67
Impairment losses on other assets	—	—	—	—
Other income / (losses)	1	1	—	—
Operating profit/(loss) before taxes	1,195	837	358	42.77
Income tax	(310)	(210)	(100)	47.62
Profit for the period from continuing operations	885	627	258	41.15
Profit from discontinued operations (net)	—	—	—	—
Consolidated profit for the period	885	627	258	41.15
Profit for the period attributable to the Parent	885	627	258	41.15
Profit attributable to minority interests	—	—	—	—
In the first half of 2009, United Kingdom contributed 16.6% of the profit attributed to the Group’s total operating areas.

Interest income / (charges) was €1,912 million for the first half of 2009, a 65.8% or €759 million increase from €1,153 million for the first half of 2008. In local currency, interest income increased by £815 million of which £408 million and £61 million was due to the inclusion of the net interest income in the first half of 2009 of Alliance & Leicester (“A&L”) and the Bradford & Bingley (‘B&B’) savings business, respectively. The remaining increase of £346 million (representing a 42% increase from the first half of 2008) was largely due to higher asset spreads, effective management of customer deposit margins (total commercial customer deposits, including the A&L and B&B brands, increased by 34%), a balanced mix of products and proactive hedging strategies in Retail Banking. Corporate Banking benefited from higher asset margins as well as robust growth of both assets and liabilities. Private Banking results were also ahead of the first half of last year as customer deposits continue to grow strongly, in particular through the Cater Allen business. These trends were partially offset by lower earnings on liquid assets in Group Infrastructure.
Net fees and commissions and Gains/losses on financial transactions were €479 million and €313 million respectively for the first half of 2009, a 5.3% and 40.3% increase from the first half of 2008, respectively. The increase in non-interest income due to the inclusion of A&L in the first half of 2009 was partially offset by significant mark-to-market and hedging volatility losses resulting from the reversal of gains that were reported in the second half of 2008. In Retail Banking, non-interest income was impacted by lower fees from current accounts, a reduction in the volume of mortgage redemptions and lower unsecured lending volumes. In Corporate Banking income was also lower following the sale of Porterbrook in the second half of 2008. These trends were in part offset by a strong first half performance in Global Banking & Markets, in particular the short-term markets business.
Total income was €2,717 million for the first half of 2009, a 46.1% or €857 million increase from €1,860 million for the same period in 2008. The first half performance was backed by solid results in both retail and wholesale businesses, as well as the positive contribution of businesses acquired in 2008.
Administrative expenses (personnel expenses and other general expenses) were €1,001 million for the first half of 2009, a 25.4% or €203 million increase from €798 million for the same period in 2008. The increase is due to the consolidation of Alliance & Leicester and Bradford & Bingley’s branch network and retail deposits. The remaining administrative expenses decreased largely due to a decline in employment expenses as a result of headcount reductions.
Depreciation and amortization increased by €41 million to €114 million in the first half of 2009 from €73 million in the same period in 2008. The total increase reflects the inclusion of A&L’s depreciation and amortization costs in the first half of 2009. The remaining depreciation and amortization costs decreased largely, reflecting a significant reduction in operating lease depreciation following the sale of Porterbrook in the second half of 2008.
Impairment losses on loans were €408 million for the first half of 2009, a 166.7% or €255 million increase from €153 million for the same period in 2008. Impairment losses on loans increased significantly because of the worsening economic environment and the inclusion of A&L. Close to half of this rise was due to mortgages, although its evolution remained stable compared to the first quarter. The NPL ratio was 1.54% at the end of June 2009 as compared to 1.25% at the end of March 2009. This increase was largely due to NPLs in mortgages. NPL coverage was 45% and coverage of secured loans remained at 22%, significantly higher than the average of UK peers and despite the high quality of Santander UK’s residential mortgage portfolio. Unsecured coverage remained at over 100%.
Operating profit before tax was €1,195 million for the first half of 2009, a 42.7% or €358 million increase from €837 million for the same period in 2008.
Profit attributed to the Parent was €885 million for the first half of 2009, a 41.1% or €258 million increase from €627 million for the same period in 2008. In sterling, profit grew 62.8% driven by strong performance across all business divisions and continued efficiency improvement. The results also reflect the positive contribution of Bradford & Bingley (£7 million) and Alliance & Leicester (£137 million). Excluding both brands’ results, Santander UK’s profit rise was 33.1% compared to the same period last year.

Latin America

	Latin America
	Six Months Ended June 30,		Variations
	2009	2008	Amount	(%)
	(in millions of euros)
Interest income/(charges)	5,624	3,327	2,297	69.04
Income from equity instruments	64	26	38	146.15
Share of results of entities accounted for by the equity method	5	463	(458)	(98.92)
Net fees and commissions	1,874	1,492	382	25.60
Gains / (losses) on financial transactions	1,067	623	444	71.27
Other operating income / (expenses)	20	19	1	5.26
Total income	8,654	5,950	2,704	45.45
Personnel expenses	(1,530)	(1,103)	(427)	38.71
Other general expenses	(1,336)	(852)	(484)	56.81
Depreciation and amortization	(267)	(171)	(96)	56.14
Impairment losses on loans	(2,364)	(1,168)	(1,196)	102.40
Impairment losses on other assets	(32)	—	(32)	n/a
Other income / (losses)	(623)	(228)	(395)	173.25
Operating profit/(loss) before taxes	2,502	2,428	74	3.05
Income tax	(623)	(458)	(165)	36.03
Profit for the period from continuing operations	1,879	1,970	(91)	(4.62)
Profit from discontinued operations (net)	88	118	(30)	(25.42)
Consolidated profit for the period	1,967	2,088	(121)	(5.80)
Profit for the period attributable to the Parent	1,806	1,880	(74)	(3.94)
Profit attributable to minority interests	161	208	(47)	(22.60)
In the first half of 2009, Latin America contributed 33.9% of the profit attributed to Group’s total operating areas.
The region’s main economies continued to shrink, although in some countries contraction was more moderate than in the fourth quarter of 2008. The GDP shrinkage has continued in the second quarter, albeit more moderately.
Interest income / (charges) were €5,624 million for the first half of 2009, a 69.0% or €2,297 million increase from €3,327 million for the same period in 2008. This rise was mainly due to the full consolidation of Banco Real. Excluding this effect and in local currency, net interest income increased 11.0% year-on-year (+10.3% in the first quarter). Generally speaking, and excluding the impact of the full consolidation of Banco Real, spreads on loans in the second quarter (with differences by countries) were 112 basis points higher than the first quarter of 2009 and 311 basis points more than the second quarter of 2008 (despite the lower increase in consumer credit and cards, the products with the highest spreads), while in deposits, spreads were 127 basis points lower than in the first quarter of 2009 and 225 basis points below the second quarter of 2008. The fall in interest rates in the last few months triggered the decline in spreads on deposits. On the other hand, the rise in spreads on loans is the result of the measures adopted to increase entry prices and try to offset the higher cost of interbank financing and the higher credit risk premium.
Share of results of entities accounted for by the equity method was €5 million for the first half of 2009, a 98.9% or €458 million decrease from €463 million for the same period in 2008. The figure for June 2008 includes the results obtained from Banco Real which were accounted for by the equity method until the fourth quarter of 2008.
Net fees and commissions were €1,874 million for the first half of 2009, a 25.6% or €382 million increase from €1,492 million for the same period in 2008. Despite the slower pace of business growth, particularly commissions on cards and from insurances, the full consolidation of Banco Real offset its effect.
Gains / (losses) on financial transactions were €1,067 million for the first half of 2009, a 71.3% increase from €623 million from the same period in 2008, because of the good first half for Global Wholesale Banking in customer activity, capital gains in portfolios and the sale of Visanet.
Total income grew 45.4% or €2,704 million to €8,654 million for the first half of 2009 from €5,950 million for the same period in 2008.

Administrative expenses were €2,866 million for the first half of 2009, a 46.6% or €911 million increase from €1,955 million for the same period in 2008 largely due to the full consolidation of Banco Real. Excluding the impact of Banco Real, operating expenses remained virtually flat in the second quarter and on a year-on-year basis were 1.8% lower. Their growth will continue to decelerate in coming quarters, as a result of containing the expansion of installed capacity, streamlining structures and processes and more restrictive criteria in relation to commercial expenses.
Impairment losses on loans were €2,364 million for the first half of 2009, a 102.4% or €1,196 million increase from €1,168 million for the same period in 2008. This increase was due to the full consolidation of Banco Real and to economic downturn which affected credit quality. Disregarding the impacts of the full consolidation of Banco Real and of exchange rates, impairment losses on loans increased 64.8% over the first half of 2008. The NPL ratio in June 2009 was 3.97%, while NPL coverage was 96.5%.
Operating profit / (loss) before taxes increased 3.0% to €2,502 million in the first half of 2009 from €2,428 in the first half of the prior year.
Profit attributed to the Parent was €1,806 million for the first half of 2009, a 3.9% or €74 million decrease from €1,880 million for the same period in 2008. Earnings in euros were impacted by average exchange rates. Latin American currencies depreciated significantly against the dollar in the last twelve months. The dollar, the currency used to manage business in Latin America, strengthened against the euro by 15%. The Brazilian real slid against the euro from 2.59 to 2.92, the Mexican peso from 16.24 to 18.43 and the Chilean peso from 712 to 779. In local currency profit attributable to the Parent increased by 4.1%.
Sovereign

	Sovereign
	Six Months Ended June 30,
	2009	2008
	(in millions of euros)
Interest income/(charges)	510	—
Income from equity instruments	1	—
Share of results of entities accounted for by the equity method	(3)	—
Net fees and commissions	179	—
Gains / (losses) on financial transactions	30	—
Other operating income / (expenses)	(57)	—
Total income	660	—
Personnel expenses	(233)	—
Other general expenses	(149)	—
Depreciation and amortization	(54)	—
Impairment losses on loans	(270)	—
Impairment losses on other assets	—	—
Other income / (losses)	(1)	—
Operating profit/(loss) before taxes	(48)	—
Income tax	22	—
Profit for the period from continuing operations	(26)	—
Profit from discontinued operations (net)	—	—
Consolidated profit for the period	(26)	—
Profit for the period attributable to the Parent	(26)	—
Profit attributable to minority interests	—	—
Banco Santander completed on January 30, 2009 the acquisition of the 75.65% of Sovereign that it did not already own, making it a wholly-owned subsidiary of Grupo Santander. The income statement for the period ended June 30, 2009 is the first to reflect this acquisition. Therefore we do not compare Sovereign’s results with those of the period ended June 30, 2008.
Net interest income was €510 million. In the second quarter (the first full one) it was €307 million and the return on assets was higher than the first quarter’s but still far from that of a year earlier. The main reasons for the improvement over the first quarter were the efforts made in active yields management, which was aimed to offset the continuous fall in official interest rates, and the policy of reducing the cost of customer deposits.

Operating expenses amounted to €436 million (€245 million in the second quarter, 14% lower than those of February and March at a quarterly rate). The measures taken in the first quarter are beginning to bear fruit and were strengthened by other actions and policies to contain administrative costs.
Impairment losses on loans amounted to €270 million (€176 million in the second quarter) reflecting the worsening of the business environment and the effort made in loan-loss provisions to increase the coverage ratio. In this scenario, Sovereign’s credit quality deteriorated in line with that of the banking system. Its NPL ratio was 4.34% and the coverage ratio 67%.
Given the features of Sovereign’s portfolio and the macroeconomic conditions in the US and globally, we expect the bank’s non-performing loans will rise, although the measures put into effect by management to strengthen Sovereign’s balance sheet and recoveries will help to offset the impact.
Sovereign incorporated to the Group €37,564 million of customer loans and €34,934 million of customer deposits, respectively 5% and 6% of the operating areas’ volumes.
Profit attributable to the Parent for the six months ended June 30, 2009 reflected a loss of €26 million.
Corporate Activities

	Corporate Activities
	Six Months Ended June 30,		Variations
	2009	2008	Amount	(%)
	(in millions of euros)
Interest income/(charges)	(1,225)	(954)	(271)	28.41
Income from equity instruments	73	163	(90)	(55.21)
Share of results of entities accounted for by the equity method	(10)	141	(151)	(107.09)
Net fees and commissions	12	9	3	33.33
Gains / (losses) on financial transactions	408	500	(92)	(18.40)
Other operating income / (expenses)	29	21	8	38.10
Total income	(713)	(120)	(593)	494.17
Personnel expenses	(161)	(142)	(19)	13.38
Other general expenses	(198)	(117)	(81)	69.23
Depreciation and amortization	(71)	(108)	37	(34.26)
Impairment losses on loans	11	(69)	80	(115.94)
Impairment losses on other assets	(222)	(30)	(192)	640.00
Other income / (losses)	(59)	—	(59)	n/a
Operating profit/(loss) before taxes	(1,413)	(586)	(827)	141.13
Income tax	614	467	147	31.48
Profit for the period from continuing operations	(799)	(119)	(680)	571.43
Profit from discontinued operations (net)	—	—	—	—
Consolidated profit for the period	(799)	(119)	(680)	571.43
Profit for the period attributable to the Parent	(803)	(119)	(684)	574.79
Profit attributable to minority interests	3	—	3	n/a
Interest income / (charges) were €-1,225 million for the first half of 2009, a 28.4% or €271 million decrease from €-954 million for the same period in 2008. This decrease was due to higher financing cost.
Income from equity instruments dropped from €163 million in the first half of 2008 (including the dividends from the stakes in RBS and Fortis) to €73 million.
Share of results of entities accounted for by the equity method was €-10 million for the first half of 2009, €151 million decrease from €141 million for the same period in 2008. This result is mainly attributable to the sale of our stake in Cepsa and to Sovereign’s consolidation by global integration.
Gains / (losses) on financial transactions were €408 million for the first half of 2009, a 18.4% or €92 million decrease from €500 million for the same period in 2008. This decrease was basically due to lower revenues from hedges. The second quarter’s gains were higher than the first’s, as the charge made in the first quarter in this line for Metrovacesa was transferred in the second quarter to impairment losses on other assets.

Total income was €-713 million, a €593 million decrease as compared to losses of €-120 million in the first half of 2008.
Administrative expenses were €359 million for the first half of 2009, a 38.6% or €100 million increase from €259 million for the same period in 2008. The sale of offices and buildings in Spain increased general expenses as these properties are now rented.
Depreciation and amortization costs were €71 million for the first half of 2009, a 34.3% or €37 million decrease from €108 million for the same period in 2008. This was also caused by the sale of offices and buildings in Spain.
Impairment losses on loans were €11 million releases for the first half of 2009, as compared to impairment losses of €69 million for the same period in 2008.
Impairment losses on other assets were €222 million for the first six months of 2009, as compared to €30 million for the same period in 2008. The difference is mainly due to €195 million charge for Metrovacesa.
Other income / (losses) was €-59 million for the first six months of 2009. Other income includes the temporary gap of various provisions and allowances for contingencies anticipated at the Group’s consolidated level but not recorded in the results of the various units until their effective materialization.
Income taxes reflected a positive benefit of €614 million for the first half of 2009, as compared to a positive benefit of €467 million in the same period of 2008 because of the higher negative results in the current year.
Profit attributed to the Parent was €-803 million for the first half of 2009, as compared to €-119 million in the first half of 2008.

Secondary level (business):
Retail Banking

	Retail banking
	Six Months Ended June 30,		Variations
	2009	2008	Amount	(%)
	(in millions of euros)
Interest income/(charges)	12,541	7,999	4,542	56.78
Income from equity instruments	84	49	35	71.43
Share of results of entities accounted for by the equity method	6	383	(377)	(98.43)
Net fees and commissions	3,683	3,379	304	9.00
Gains / (losses) on financial transactions	917	736	181	24.59
Other operating income / (expenses)	(101)	35	(136)	(388.57)
Total income	17,130	12,581	4,549	36.16
Personnel expenses	(3,601)	(2,749)	(852)	30.99
Other general expenses	(2,641)	(1,792)	(849)	47.38
Depreciation and amortization	(660)	(440)	(220)	50.00
Impairment losses on loans	(4,649)	(2,340)	(2,309)	98.68
Impairment losses on other assets	(44)	—	(44)	n/a
Other income / (losses)	(689)	(196)	(493)	251.53
Operating profit/(loss) before taxes	4,846	5,064	(218)	(4.30)
Income tax	(1,130)	(1,106)	(24)	2.17
Profit for the period from continuing operations	3,716	3,958	(242)	(6.11)
Profit from discontinued operations (net)	61	118	(57)	(48.31)
Consolidated profit for the period	3,777	4,076	(299)	(7.34)
Profit for the period attributable to the Parent	3,580	3,825	(245)	(6.41)
Profit attributable to minority interests	196	251	(55)	(21.91)
The Group’s Retail Banking segment generated in the first half of 2009 67.3% of the profit attributed to Group’s total operating areas. The figures for 2009 reflect the change of consolidation scope generated by the new acquisitions, the full consolidation of Banco Real and the sale of Banco de Venezuela.
Interest income / (charges) was €12,541 million for the first half of 2009, a 56.8% or €4,542 million increase from €7,999 million for the same period in 2008 largely due to the full consolidation of Banco Real and spurred by greater business volumes and better customer spreads. Disregarding the effect of Banco Real the increase would be of 23%.
Net fees and commissions were €3,683 million for the first half of 2009, a 9.0% or €304 million increase from €3,379 million for the same period in 2008. This variation was positively impacted by the perimeter and negatively by exchange rates.
Gains / (losses) on financial transactions were €917 million for the first half of 2009, a 24.6% or €181 million increase from €736 million for the same period in 2008. This is the result of business generated from customers and to transactions with our own portfolios.
Total income was €17,130 million for the first half of 2009, a 36.16% or €4,549 increase from €12,581 for the same period in 2008.
Administrative expenses were €6,242 million for the first half of 2009, a 37.5% or €1,701 million increase from €4,541 million for the same period in 2008. Disregarding the perimeter effect and the forex impact, operating expenses were flat.
Impairment losses on loans were €4,649 million for the first half of 2009, a 98.7% or €2,309 million increase from €2,340 million for the same period in the previous year. This increase reflects on the one hand the full consolidation of Banco Real and, on the other, the consequences of the financial crisis. Disregarding the effect of Banco Real net loan loss provisions increased 68.5%.

Profit attributable to the Parent was €3,580 million for the first half of 2009, a 6.4% or €245 million decrease from €3,825 million for the same period in 2008 due to the reduced volume of activity, the higher total risk cost and the negative impact of exchange rates.
Retail Banking in Continental Europe, favored by the acquisitions, continued the good growth trends in volumes and results. Net interest income rose 29.8% year-on-year and attributable profit 2.2%, after deducting provisions.
The main drivers were business volumes, whose growth moderated quarter-on-quarter, good management of spreads in an environment of a sharp fall in interest rates and selective control of costs.
Retail Banking in the UK was conditioned by the wider perimeter following the consolidation of Alliance & Leicester and Bradford & Bingley. This, coupled with Abbey’s good performance, produced a 43.9% rise in attributable profit in sterling. The drivers were the same as for other units: higher revenues spurred by net interest income, a smaller rise in costs, and loan loss provisions.
The results of Retail Banking in Latin America came from growth in customer business, the good performance of net interest income, within the region’s environment of lower economic growth, and control of costs compatible with business development. Including the contribution of Banco Real in the figures of 2008 for comparison purposes, net interest income rose 8.8% in constant euros and operating expenses were slightly lower (-0.8%). Given the big rise in net loan-loss provisions, attributable profit in local currency was 23.2% lower than in the first half of 2008.
The Global Private Banking division’s attributable profit was €177 million, 0.4% more year-on-year. Despite the negative evolution of markets over the past twelve months, net interest income performed well due to a good management of spreads, partly offsetting the lower fee revenue. Operating expenses dropped 4.1%, which is even more noteworthy if we consider only personnel and general expenses (-6.9%).

Global Wholesale Banking

	Global Wholesale Banking
	Six Months Ended June 30,		Variations
	2009	2008	Amount	(%)
	(in millions of euros)
Interest income/(charges)	1,239	781	458	58.64
Income from equity instruments	82	102	(20)	(19.61)
Share of results of entities accounted for by the equity method	1	51	(50)	(98.04)
Net fees and commissions	618	429	189	44.06
Gains / (losses) on financial transactions	765	397	368	92.70
Other operating income / (expenses)	(10)	(15)	5	(33.33)
Total income	2,695	1,745	950	54.44
Personnel expenses	(330)	(323)	(7)	2.17
Other general expenses	(198)	(192)	(6)	3.13
Depreciation and amortization	(40)	(46)	6	(13.04)
Impairment losses on loans	12	(45)	57	—
Impairment losses on other assets	(1)	1	(2)	—
Other income / (losses)	(11)	(24)	13	(54.17)
Operating profit/(loss) before taxes	2,127	1,116	1,011	90.59
Income tax	(610)	(344)	(266)	77.33
Profit for the period from continuing operations	1,517	772	745	96.50
Profit from discontinued operations (net)	—	—	—	—
Consolidated profit for the period	1,517	772	745	96.50
Profit for the period attributable to the Parent	1,513	773	740	95.73
Profit attributable to minority interests	4	(1)	5	—
The Global Wholesale Banking segment generated 28.4% of the operating areas’ total profit attributable to the Group in the first half of 2009. Its performance was backed by a business model focused on customers, the area’s global capacities and its connection with local units, combined with a strict control of costs and risks. Another decisive factor is the strength of the Group’s capital and liquidity which, within rigorous control of both variables, is enabling us to maintain a high level of unrestricted activity and embark on new operations, occupying the space left by other players.
Interest income / (charges) were €1,239 million for the first half of 2009, a 58.6% or €458 million increase from €781 million for the same period in 2008. This increase underscores the high degree of activity and the rise in spreads in the current environment.
Net fees and commissions were €618 million for the first half of 2009, a 44.1% or €189 million increase from €429 million for the same period in 2008, with faster growth in the second quarter.
Gains / (losses) on financial transactions increased by 92.7% to €765 million in the first half of 2009 from €397 million for the same period in 2008 following a much better second quarter.
Total income was 54.4% higher at €2,695 million in the first half of 2009. All geographic areas increased their revenues with strong growth in all countries.
These growth rates were achieved with strict management of volumes and risks for the whole area which maintains a medium-low risk profile (mix of clients, diversification, high ratings of borrowers and counterparties). Total risk weighted assets remained stable compared to June 2008.
Administrative expenses were €528 million for the first half of 2009, a 2.5% or €13 million increase from €515 million for the same period in 2008 reflecting the structure adjustments made in the second half of 2008 to adapt the area to the new environment.
Impairment losses on loans were €12 million releases for the first half of 2009 as compared to impairment losses of €45 million for the same period in 2008.

Profit attributable to the Parent was €1,513 million for the first half of 2009, a 95.73% or €740 million from €773 million for the same period in 2008. The lower level of provisions combined with the increase in revenues led to a higher attributable profit.
Asset Management and Insurance

	Asset Management and Insurance
	Six Months Ended June 30,		Variations
	2009	2008	Amount	(%)
	(in millions of euros)
Interest income/(charges)	101	87	14	16.09
Income from equity instruments	2	4	(2)	(50.00)
Share of results of entities accounted for by the equity method	—	37	(37)	(100.00)
Net fees and commissions	225	225	—	—
Gains / (losses) on financial transactions	12	23	(11)	(47.83)
Other operating income / (expenses)	179	125	54	43.20
Total income	519	501	18	3.59
Personnel expenses	(72)	(69)	(3)	4.35
Other general expenses	(67)	(74)	7	(9.46)
Depreciation and amortization	(14)	(7)	(7)	100.00
Impairment losses on loans	—	—	—	—
Impairment losses on other assets	—	1	(1)	(100.00)
Other income / (losses)	(11)	(1)	(10)	n/a
Operating profit/(loss) before taxes	355	351	(4)	1.14
Income tax	(117)	(88)	(29)	32.95
Profit for the period from continuing operations	238	263	(25)	(9.51)
Profit from discontinued operations (net)	—	—	—	—
Consolidated profit for the period	238	263	(25)	(9.51)
Profit for the period attributable to the Parent	228	251	(23)	(9.16)
Profit attributable to minority interests	10	12	(2)	(16.67)
In the first half of 2009 this segment generated 4.3% of the operating areas’ total attributable profit.
Interest income for the first half of 2009 was €101 million, a 16.1% or €14 million increase from €87 million for the same period in 2008.
Share of results of entities accounted for by the equity method for the first half of 2009 was €0 as compared to €37 million for the same period in 2008 due to the full consolidation of Real Tokio Marine that was accounted for by the equity method until the fourth quarter of 2008.
Total income for the first half of 2009 was €519 million, a 3.6% or €18 million increase from €501 million for the same period in 2008. The higher revenues from insurance offset the decrease in revenues from asset management, particularly fee income. The decline in volumes on managed funds in Spain was a key factor.
Administrative expenses were €139 million for the first half of 2009, a 2.8% decrease from €143 million for the same period in 2008, reflecting the area’s effort to adapt its structures to the new environment of revenues.
Profit attributable to the Parent was €228 million for the first half of 2009, a decrease of 9.1% or €23 million from €251 million for the same period of 2008 (-2.3% in local currency).
Financial Condition
Assets and Liabilities
Our total assets were €1,148,459.6 million at June 30, 2009, a 9.4% or €98,828.0 million increase from total assets of €1,049,631.6 million at December 31, 2008. Our net loans and advances to corporate clients, individual clients and government and public entities which include the trading portfolio, other financial assets at fair value and loans, increased by 10.7% to €694,068.2 million at June 30, 2009 from €626,888.4 million at December 31, 2008.

The Group’s total lending to resident sectors at June 30, 2009 as compared to December 31, 2008 was basically flat, with that to the public sector up 26.0% and loans to other resident sectors a little lower (-0.9%). Secured loans dropped 0.1%, while other credits rose 2.5%. Loans to the non-resident sector rose 17.4%.
Customer deposits, which are basically deposits from clients and securities sold to clients under agreements to repurchase, increased by 15.1% from €420,229.4 million at December 31, 2008, to €483,774.0 million at June 30, 2009. Other managed funds, including mutual funds, pension funds, managed portfolios and savings-insurance policies, increased by 4.9% from €131,061.5 million at December 31, 2008, to €137,509.1 million at June 30, 2009.
Deposits in the second quarter were 2% higher than in the first quarter, excluding perimeter and exchange rate impact. The focus on capturing deposits in commercial networks was intensified. Under the Group’s finance plans and thanks to the rise in the balances of deposits in networks, the need for recourse to the medium and long-term public market was lower.
However, given the strategic importance for the Group of maintaining a strong presence in institutional investor markets, various units issued during the first half of 2009 €5,763 million and €3,077 million of senior debt and mortgage backed securities. Of particular note were Banco Santander’s mortgage backed securities transactions during the second quarter, as they signified the reopening of this market for Spanish issuers. In the Spanish retail market, two issues of preferred securities were made by Banco Santander and Banesto (€2,000 million and €500 million, respectively).
During the first half of 2009, €18,278 million of senior debt, €727 million of mortgage backed securities and €545 million of subordinated debt matured. Additionally, €981 million of preferred securities were amortized. All these measures bolstered the Group and gave us a comfortable liquidity position.
Goodwill, including that corresponding to the banks that consolidate by global integration and that related to equity stakes, was €23,192 million at the end of June 2009, as compared to €18,836 million at December 31, 2008. This increase is the net difference between the entry of the businesses acquired, the exit of Cepsa and the impact of exchange rates from the depreciation of Latin American currencies and sterling against the euro.
Capital
Stockholders’ equity, net of treasury stock, at June 30, 2009 was €64,162.8 million, an increase of €6,575.9 million or 11.4% from €57,586.9 million at December 31, 2008, as a consequence of the different capital increases carried through during this period.
In accordance with the Basel II Accord criteria (that is the framework under which Spanish entities must report capital ratios from June 30, 2008), our shareholders’ equity amounted to €77,165 million. The surplus over the minimum requirement was €32,411 million. The BIS II ratio was 13.8%, Tier I Capital was 9.4% and core capital was 7.5%.
With regard to the currently outstanding “Valores Santander”, which are securities mandatorily convertible into newly-issued ordinary shares of the Bank issued in 2007 to partially finance the takeover bid launched on ABN AMRO, Banco Santander has informed on October 14, 2009 that conversion of 754 of such “Valores Santander” was requested in the ordinary conversion period that ended on October 5, 2009. Pursuant to the terms of such securities, Banco Santander has issued 257,647 new shares in exchange for those “Valores Santander”. The public deed formalizing the capital increase was registered with the Commercial Registry of Cantabria on October 14, 2009.
After this increase, Banco Santander’s share capital is 4,077,931,685 euros, represented by 8,155,863,370 shares, par value 0.50 euro each.
B. Liquidity and capital resources
Management of liquidity
For information about our liquidity risk management process, see “Item 5. Quantitative Analysis About Market Risk — Procedures for Measuring and Managing Market Risk”.
Sources of funding
As a financial group, a principal source of liquidity is our customer deposits which consist primarily of demand, time and notice deposits. In addition, we complement the liquidity generated by our customer deposits through access to the domestic and international capital markets and to the interbank market (overnight and time deposits). For this purpose, we have in place a series of domestic and international programs for the issuance of commercial paper and medium and long term debt. We also maintain a diversified portfolio of liquid and securitized assets throughout the year. In addition, another source of liquidity is the generation of cash flow.
At June 30, 2009, we had outstanding €221.5 billion of senior debt, of which €78.8 billion were mortgage bonds and €34.4 billion were promissory notes. Additionally, we had €41.7 billion in outstanding subordinated debt (which includes €8.9 billion preferred securities and €1.1 billion in preferred shares).

The following table shows the average balances for the first six months of 2009 and 2008 of our principal sources of funds:

	June 30,
	2009	2008
	(in thousands of euros)
Due to credit entities	141,919,342	102,833,874
Customer deposits	452,889,326	332,811,672
Marketable debt securities	226,075,072	237,170,592
Subordinated debt	39,767,232	35,568,927

Total	860,650,972	708,385,065
The average maturity of our outstanding debt as of June 30, 2009 was the following:

• Senior debt	4 years
• Mortgage debt	14 years
• Dated subordinated debt	9 years
The cost and availability of debt financing are influenced by our credit ratings. A reduction in these ratings could increase the cost of, and reduce our market access to debt financing. Our credit ratings are as follows:

	Long-Term	Short-Term	Financial Strength

Moody’s	Aa2	P1	B-
Standard & Poor’s	AA	A1+
Fitch Ratings	AA	F1+	A/B
Our total customer deposits, excluding assets sold under repurchase agreements, totaled €441.9 billion at June 30, 2009. Loans and advances to customers (gross) totaled €709.3 billion at the same date.
We remain well placed to access various wholesale funding sources from a wide range of counterparties and markets, and the changing mix between customer deposits and repos, deposits by banks and debt securities in issue primarily reflects comparative pricing, maturity considerations and investor counterparty demand rather than any material perceived trend.
We use our liquidity to fund our lending and investment securities activities, for the payment of interest expense, for dividends paid to shareholders and the repayment of debt.
We, Grupo Santander, are a European, Latin American and North American financial group. Although, at this moment we are not aware of any legal or economic restrictions on the ability of our subsidiaries to transfer funds to the Bank (the parent company) in the form of cash dividends, loans or advances, capital repatriation and other forms, there is no assurance that in the future such restrictions will not be adopted or how they would affect our business. Nevertheless, the geographic diversification of our businesses limits the effect of any restrictions that could be adopted in any given country.
We believe that our working capital is sufficient for our present requirements and to pursue our planned business strategies.
As of June 30, 2009 and to the present date, we did not, and presently do not, have any material commitments for capital expenditures.
C. Research and development, patents and licenses, etc.
We do not currently conduct any significant research and development activities.

D. Trend information
The global financial services sector is likely to remain competitive with a large number of financial service providers and alternative distribution channels. Additionally, consolidation in the sector (through mergers, acquisitions or alliances) is likely to occur as the other major banks look to increase their market share, combine with complementary businesses or strengthen their balance sheets. In addition, regulatory changes will take place in the future that we expect will increase the overall level of regulation in the markets.
The following are the most important trends, uncertainties and events that are reasonably likely to have a material adverse effect on the Bank or that would cause the disclosed financial information not to be indicative of our future operating results or our financial condition:
•	a continued downturn in the Spanish and the United Kingdom real estate markets, and a corresponding increase in mortgage defaults;
•	uncertainty regarding interest rates in the United States and other countries;
•
uncertainties relating to economic growth expectations and interest rates cycles, especially in the United States, Spain, the United Kingdom, other European countries and Latin America, and the impact they may have over the yield curve and exchange rates;

•	the effect that the current global economic slowdown will have over Europe, the US and Latin America and fluctuations in local interest and exchange rates;
•	continued changes in the macroeconomic environment could further deteriorate the quality of our customers’ credit;
•	increases in our cost of funding could adversely affect our net interest margin as a consequence of timing differences in the repricing of our assets and liabilities;
•	continued instability and volatility in the financial markets;
•	a drop in the value of the euro relative to the US dollar, the Sterling pound or Latin American currencies;
•	inflationary pressures, because of the effect they may have in relation to increases of interest rates and decreases of growth;
•	increased consolidation of the global financial services sector, which could further reduce our spreads;
•
although it is foreseeable that entry barriers to domestic markets in Europe will eventually be lowered, our possible plans of expansion into other markets could be affected by regulatory requirements of the national authorities of these countries;

•	acquisitions or restructurings of businesses that do not perform in accordance with our expectations or that subject us to previously unknown risks;
•	increased regulation and government intervention prompted by the recent turmoil in global financial markets;
•
the risk of further reductions in liquidity and increases of credit spreads as a consequence of the crisis in the financial markets, which could affect not only our cost of funding but also the value of our proprietary portfolios and our assets under management; and

•	future regulatory changes that may increase the overall level of regulation in the markets.

E. Off-balance sheet arrangements
As of June 30, 2009 and December 31, 2008, we had outstanding the following contingent liabilities and commitments:

	June 30,	December 31,
	2009	2008
	(in thousands of euros)
Contingent liabilities:
Financial guarantees and other sureties	16,809,156	15,614,342
Financial guarantees	15,869,452	14,710,988
Credit derivatives sold	939,404	903,067
Other financial guarantees	300	287

Irrevocable documentary credits	2,936,527	3,590,454
Other guarantees	47,225,930	45,613,498
Other contingent liabilities	566,002	504,900

	67,537,615	65,323,194

Commitments:
Balances drawable by third parties	140,520,241	123,329,168
Other commitments	14,058,030	8,395,838

	154,578,271	131,725,006

	222,115,886	197,048,200
In addition to the contingent liabilities and commitments described above, the following table provides information regarding off-balance sheet funds managed by us as of June 30, 2009 and December 31, 2008:

	June 30,	December 31,
	2009	2008
	(in thousands of euros)
Mutual funds	94,629,834	90,305,714
Pension funds	10,705,731	11,127,918
Other managed funds	17,950,356	17,289,448

	123,285,921	118,723,080
Relationship with unconsolidated companies
We have holdings in companies over which we are in a position to exercise significant influence, but that we do not control or jointly control. According to IFRS, these investments in associated companies are accounted for using the equity method.
Transactions with these companies are made at market conditions and are closely monitored by our regulatory authorities.
Also, we use special purpose vehicles (“fondos de titulización”) in our securitization activity. According to the IFRS, only those vehicles that meet certain requirements are consolidated in the Group’s financial statements. We are not required to repurchase assets from or contribute additional assets to any of these special purpose vehicles. We do, however, provide in the ordinary course of business certain loans to some of these special purpose vehicles, which are provisioned in accordance with the risks involved.
In the ordinary course of business, Abbey enters into securitization transactions using special purpose securitization companies which are consolidated and included in Abbey’s financial statements. Abbey is under no obligation to support any losses that may be incurred by the securitization companies or the holders of the securities, and has no right or obligation to repurchase any securitized loan. Abbey has made some interest bearing subordinated loans to these securitization companies.
We do not have transactions with un-consolidated entities other than the aforementioned ones.

We have no other off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.
F. Tabular disclosure of contractual obligations
The following table summarizes our contractual obligations by remaining maturity at June 30, 2009:

		More than	More than
		1 year but	3 years but
Contractual obligations	Less than	less than	less than	More than
(in millions of euros)	1 year	3 years	5 years	5 years	Total

Deposits from credit institutions	58,065	3,788	3,537	1,354	66,744
Customer deposits	424,226	23,519	11,098	10,418	469,261
Debt securities issued	76,593	39,946	22,289	77,005	215,833
Subordinated debt	2,043	3,760	1,376	34,508	41,687
Operating lease obligations	320	922	393	2,595	4,230
Purchase obligations	3	3	1	—	7
Other long-term liabilities	—	—	—	10,806	10,806
Total	561,251	71,938	38,693	136,686	808,568
G. Other disclosures
Higher-Risk Loans
Grupo Santander does not have any significant exposure to higher-risk loans. Our profile is focused on retail banking with a medium-low risk profile and with a wide diversification both by geography and segment. Our activity is mainly collateralized; nearly 57% of the Group’s total loan portfolio is secured and, in most cases, by real estate.
Mortgage portfolios to individuals represent approximately a 37% of the Group’s total lending. These mortgages are focused on our core markets, Spain and UK and they are prime residential mortgages with a low risk profile, low non-performing ratios (below the ratios of our peers) and an acceptable coverage ratio. This low risk profile allows to envisage a minor impact at Group level and a low final estimated loss.
In Spain, at June 30, 2009, the portfolio and thus its risk profile mainly comprises first home loans, with an average loan to value (LTV) of 52% and an affordability rate of 31%. Residential mortgages account for 26.6% of total lending in Spain, with LTV of less than 80% for 85% of the portfolio.
UK’s mortgage portfolio is focused on first home mortgages, with a high quality risk in terms of LTV (average value of 52.3% as at June, 30, 2009). The mortgages with the highest risk profile (buy-to-let) account for a small percentage of the total (barely 1%).
Due to the economic downturn, the portfolio of loans to real estate developers has been significantly reduced, especially in our main market: Spain. As at June 30, 2009 it accounted for 1.7% of the Group’s total portfolio. The Group’s risk policies stipulate that these loans should be granted not just based on the quality of the projects but also on the quality of the clients.
Changes in Practices
There have not been any significant changes in policies and practices in response to the effects of the current economic environment that might affect the quality of the credit information presented. This is due to the fact that the following policies and practices already form part of our normal course of business:
a) Medium-low risk profile of the portfolio
Our risk profile is characterized by the prevalence of principal residence loans and a low effort rate of loan approval, which shows a medium-low risk profile of the mortgage portfolio. This is due to the establishment of risk management frameworks and policies that reflect our risk management principles.

In addition to the tasks performed by the internal audit division, the risk unit has a specific risk monitoring function for adequate credit quality control with local and global teams.
b) Suspended accrual interest of non-performing past-due assets
Balances are deemed to be impaired, and the interest accrual suspended, when there are reasonable doubts as to their full recovery and/or the collection of the related interest for the amounts and on the dates initially agreed upon, after taking into account the guarantees received by the consolidated entities to secure (fully or partially) collection of the related balances. For all non-performing past-due assets, the collections relating to impaired loans and advances are used to recognize the accrued interest and the remainder, if any, to reduce the principal amount outstanding. The amount of the financial assets that would be deemed to be impaired had the conditions thereof not been renegotiated, is not material with respect to the Group’s financial statements taken as a whole.
When the recovery of any recognized amount is considered unlikely, the amount is written off, without prejudice to any actions that the consolidated entities may initiate to seek collection until their contractual rights are extinguished due to expiry of the statute-of-limitations period, forgiveness or any other cause.
c) Allowances for credit losses and internal model
As of July 2008, the Bank of Spain had approved for regulatory capital calculation purposes the Group’s internal models affecting the vast majority of the Group’s credit risk net exposure. Bank of Spain will continue to review the models for the purpose of calculating allowances for loan losses. The calculation obtained based on the output parameters of internal models is consistent with the best estimate of the Group as to the probable losses using possible scenarios which rely on the approved internally developed models, and which constitute an appropriate basis for determining loan loss allowances. While these models are not yet approved by the Bank of Spain for loan loss allowance calculation, we are required to calculate the allowances according to the instructions described in Item 4 in our annual report on Form 20-F for the year ended December 31, 2008, and are subject to continuing review by Bank of Spain, and subsequent continuous improvement of the processes within our internal model. The difference between loan loss provisions calculated using internal models and those calculated under Bank of Spain Guidance, was not material for each one of the three years ending December 31, 2008.
Declines in Collateral Value
Declines in collateral value are not relevant in our portfolio given that residential mortgages with LTV up to 90% barely amount to 5% of the total Group’s lending as of June 30, 2009. When a mortgage with these characteristics is authorized, the Group’s polices establish that the client must provide additional guarantees such as additional properties, insurance coverage or others.
Other
During the first half of 2009, the general deterioration of the economic environment has had a negative effect on the evolution of non-performing loans and the cost of credit. This effect was softened by prudent risk management which kept non-performing and coverage ratios at reasonable levels. Both ratios compare well with those of our competitors.
The Group uses credit derivatives to cover loans and within trading transactions. The volume of this activity is small compared to that of our peers and moreover, is subject to severe internal controls that minimize operational risk. Risk in these activities is controlled via a series of limits such as VaR, nominal by rating, sensitivity to the spread by rating and name, sensitivity to the rate of recovery and to correlation. Jump-to-default limits are also set by geographic area, sector and liquidity.
Exposures related to complex structured assets
The Group has a very limited exposure to complex structured assets. See “Item 5. Quantitative Analysis About Market Risk—Quantitative analysis—C.Exposure related to assets or special businesses”, “Item 5. Quantitative Analysis About Market Risk—Quantitative analysis—D.Alliance & Leicester” and “Item 5. Quantitative Analysis About Market Risk—Quantitative analysis—E.Sovereign”.

Item 4
Legal Proceedings
The only material developments to the Legal Proceedings we disclose under “Item 8. Financial Information—A. Consolidated statements and other financial information—Legal Proceedings” of our 2008 Form 20-F are those set forth below.
i. Tax disputes
• Legal action filed by Sovereign Bancorp Inc claiming for a foreign tax credit in connection with taxes paid outside of the United States of America in fiscal years 2003 to 2005 in relation to financial transactions carried out with an international bank.
ii. Non-tax-related proceedings
With respect to the previously reported litigation relating to Banco Santander Noroeste S.A.’s absortion by Banco Santander (Brasil) S.A., in August 2009, an agreement was reached with the minority shareholders of the former Banco Santander Noroeste S.A. by virtue of which Banco Santander (Brasil) S.A. made a payment of 106 million Brazilian reais as compensation for damages related to the absorption of Banco Santander Noroeste S.A. by Banco Santander (Brasil) S.A. Such compensation included the repurchase to the shareholders of the shares of Banco Santander (Brasil) S.A. that they held and the payment for all related damages. Based on the agreement, the shareholders accepted the annulment of all actions against the Banco Santander (Brasil) S.A. and agreed not to file any further claims for the same reasons.
Other litigation
In addition to the matters described above, the Bank and its subsidiaries are from time to time subject to certain claims and parties to certain legal proceedings incidental to the normal course of our business, including in connection with the Group’s lending activities, relationships with the Group’s employees and other commercial or tax matters. In view of the inherent difficulty of predicting the outcome of legal matters, particularly where the claimants seek very large or indeterminate damages, or where the cases present novel legal theories, involve a large number of parties or are in early stages of discovery, the Bank cannot state with confidence what the eventual outcome of these pending matters will be, what the timing of the ultimate resolution of these matters will be or what the eventual loss, fines or penalties related to each pending matter may be. The Bank believes that it has made adequate reserves related to the costs anticipated to be incurred in connection with these various claims and legal proceedings and believes that liabilities related to such claims and proceedings should not have, in the aggregate, a material adverse effect on the Group’s business, financial condition, or results of operations. However, in light of the uncertainties involved in such claims and proceedings, there is no assurance that the ultimate resolution of these matters will not significantly exceed the reserves currently accrued by the Bank; as a result, the outcome of a particular matter may be material to the Bank’s operating results for a particular period, depending upon, among other factors, the size of the loss or liability imposed and the level of the Bank’s income for that period.

Item 5
Quantitative Analysis About Market Risk
Generally
We are exposed to market risk mainly as a result of the following activities:
•	Trading in financial instruments, which involves interest rate, foreign exchange rate, equity price and volatility risks.

•
Engaging in retail banking activities, which involves interest rate risk since a change in interest rates affects interest income, interest expense and customer behavior. This interest rate risk arises from the gap (maturity and repricing) between assets and liabilities.

•
Investing in assets (including subsidiaries) whose returns or accounts are denominated in currencies other than the euro, which involves foreign exchange rate risk between the euro and such other currencies.

•	Investing in subsidiaries and other companies, which subject us to equity price risk; and

•	Trading and non-trading activities which entail liquidity risk.
Primary Market Risks and How They Arise
The primary market risks to which we are exposed are interest rate risk, foreign exchange rate risk, equity price risk, volatility risk and liquidity risk. We are exposed to interest rate risk whenever there is a mismatch between interest rate sensitive assets and liabilities, subject to any hedging with interest rate swaps or other off-balance sheet derivative instruments. Interest rate risk arises in connection with both our trading and non-trading activities.
We are exposed to foreign exchange rate risk as a result of mismatches between assets and liabilities, and off-balance sheet items denominated in different currencies, either as a result of trading or in the normal course of business. We maintain non-trading open currency positions arising from our investments in overseas subsidiaries, affiliates and their currency funding. The principal non-trading currency exposures are the euro to the US dollar and the British pound and the euro to the main Latin American currencies. Trading foreign exchange rate open risk is not material compared to non-trading foreign exchange risk.
We are exposed to equity price risk in connection with both our trading and non-trading investments in equity securities.
We are also exposed to liquidity risk. Market depth is the main liquidity driver in our trading portfolio, even though our policy is to trade the most liquid assets. Our liquidity risk also arises in non-trading activity due to the maturity gap between assets and liabilities in the retail banking business.
We use derivatives for both trading and non-trading activities. Trading derivatives are used to eliminate, to reduce or to modify risk in trading portfolios (interest rate, foreign exchange and equity), and to provide financial services to clients. Our principal counterparties for this activity are financial institutions. The principal types of derivatives used are: interest rate swaps, future rate agreements, interest rate options and futures, foreign exchange forwards, foreign exchange futures, foreign exchange options, foreign exchange swaps, cross currency swaps, equity index futures and equity options. The Group also has an incipient activity in commodity derivatives.
Derivatives are also used in non-trading activity in order to manage the interest rate risk and foreign exchange risk arising from asset and liability management activity. Interest rate and foreign exchange non-optional derivatives are used in non-trading activity.
The Group also uses credit derivatives both to hedge credit risk in fixed income portfolios and to provide financial services to clients. To a lesser extent, they are used in proprietary trading and to diversify the global credit portfolio. Most of the activity is made in credit default swaps on individual names or indices.

Procedures for Measuring and Managing Market Risk
Our board, through its risk committee, is responsible for establishing our policies, procedures and limits with respect to market risks, including which businesses to enter and maintain. The committee also monitors our overall performance in light of the risks assumed. Together with the local and global assets and liabilities committees (“ALCO”), each Market Risk Unit measures and monitors our market risks, and provides figures to ALCO to use in managing such risks, as well as liquidity risk.
Our market risk policy is to maintain a medium to low risk profile in business units. The risk activity is regulated and controlled through certain policies, documented in our Market and Liquidity Risk Management Policies Manual (as described below), and through a limit structure on our exposure to these market and liquidity risks which includes global limits for the entire Group (total risk limit unit) to specific portfolio limits; in addition, authorized products are listed and reviewed periodically.
These policies, procedures and limits on market risk are applicable to all units, businesses or portfolios susceptible to market risk.
1. Market and Liquidity Risk Management Policies Manual
The Market and Liquidity Risk Management Policies Manual is a compilation of policies that describe the control framework used by our Group to identify, measure and manage market risk exposures inherent to our activities in the financial markets. The Manual is employed for market risk management purposes at all involved levels in the Group and subsidiaries, providing a general and global action framework and establishing risk rules for all levels.
The Manual’s main objective is to describe and report all risk policies and controls that our board of directors has established as well as its risk predisposition.
All Group managers must ensure that each business activity is performed in accordance with the policies established in the Manual. The Manual is applied to all business units and activities, directly or indirectly, related to market risk decision-making.
2. Market Risk Management Procedures
All the functions developed by a risk manager are documented and regulated by different procedures, including measurement, control and reporting responsibilities. Internal and external auditors audit the compliance with this internal regulation control in order to ensure that our market risk policies are being followed.
3. Market Risk Limit Structure
The market risk limit structure can be defined as the board of director’s risk “appetite” and is managed by the Global Market Risk Function that accounts for all Group business units.
Its main functions are to:
•	Identify and define the main types of risk incurred efficiently and comprehensively to be consistent with the management and strategy of the business.

•	Quantify and inform the business areas of the risk levels and profile that senior management believes can be assumed, in order to avoid undesired risks.

•
Give flexibility to the business areas to build risk positions efficiently and on a timely basis according to changes in the market and in the business strategies, and always within the risk levels regarded as acceptable by the Group.

•	Allow the generators of business to take prudent risks which are sufficient to attain budgeted results.

•	Establish investment alternatives by limiting equity consumption.

•
Define the range of products and underlying assets with which each unit of Treasury can operate, taking into consideration features such as the model and valuation systems, the liquidity of the tools used, etc. This will help to constrain all market risk within the business management and defined risk strategy.

The Global Market Risk Function defines the limit structure while the risk committee reviews and approves it. Business managers then administer their activities within these limits. The limit structure covers both our trading and non-trading portfolios and it includes limits on fixed income instruments, equity securities, foreign exchange and other derivative instruments.

Limits considered to be global limits refer to the business unit level. Local business managers set lower level limits, such as portfolio or trader limits. To date, system restrictions prevent intra-day limits.
Business units must always comply with approved limits. Potential excesses will require a range of actions carried out by the Global Market Risk Function unit including:
•	Providing risk reducing levels suggestions and controls. These actions are the result of breaking “alarm” limits.
•	Taking executive actions that require risk takers to close out positions to reduce risk levels.
Statistical Tools for Measuring and Managing Market Risk
1. Trading activity
The Trading Portfolio is defined as proprietary positions in financial instruments held for resale and/or bought to take advantage of current and/or expected differences between purchase and sale prices. These portfolios also include positions in financial instruments deriving from market-making, sale and brokering activity.
As a result of trading fixed income securities, equity securities and foreign exchange, we are exposed to interest rate, equity price and foreign exchange rate risks. We are also exposed to volatility when derivatives (options) are used.
Market risk arising from proprietary trading and market-making activities is actively managed through the use of cash and derivative financial instruments traded in OTC and organized markets.
Interest rate risk derived from market-making is typically hedged by buying or selling very liquid cash securities such as government bonds, or futures contracts listed in organized markets like Liffe, Eurex, Meff and CBOT.
Foreign exchange rate risk is managed through spot transactions executed in the global foreign exchange inter-bank market, as well as through forward foreign exchange, cross currency swaps and foreign exchange options.
Equity price risk is hedged by buying or selling the underlying individual stocks in the organized equity markets in which they are traded or futures contracts on individual stocks listed in organized markets like Meff and Liffe.
In the case of equity indexes such as S&P 500, Euro STOXX 50, or IBEX 35, the hedging is done through futures contracts listed in the aforementioned organized markets.
Volatility risk arising from market-making in options and option-related products is hedged by, either buying and selling option contracts listed in organized markets like Eurex, Meff, and CBOT, or entering risk reversal transactions in the inter-bank OTC market.
Credit risk is managed through the use of credit derivatives.
We use Value at Risk (“VaR”) to measure our market risk associated with all our trading activity.
1.1 VaR Model
We use a variety of mathematical and statistical models, including VaR models, historical simulations, stress testing and evaluations of Return on Risk Adjusted Capital (“RORAC”) to measure, monitor, report and manage market risk. We call our VaR figures daily or annual “capital at risk” figures (“DCaR” or “ACaR”), depending on their time horizon, since we use them to allocate economic capital to various activities in order to evaluate the RORAC of such activities.
As calculated by us, DCaR is an estimate of the expected maximum loss in the market value of a given portfolio over a one-day time horizon at a 99% confidence interval. It is the maximum one-day loss that we estimate we would suffer on a given portfolio 99% of the time, subject to certain assumptions and limitations discussed below. Conversely, it is the figure that we would expect to exceed only 1% of the time, or approximately three days per year. DCaR provides a single estimate of market risk that is comparable from one market risk to the other.

The standard methodology used is based on historical simulation (520 days). In order to capture recent market volatility in the model, our DCaR figure is the maximum between the 1% percentile and the 1% weighted percentile of the simulated profit and loss distribution. This loss distribution is calculated by applying an exponential decline factor, which assigns less weight to the observations furthest away in time.
We use DCaR estimates to alert senior management whenever the statistically estimated losses in our portfolios exceed prudent levels. Limits on DCaR are used to control exposure on a portfolio-by-portfolio basis. DCaR is also used to calculate the RORAC for a particular activity in order to make risk-adjusted performance evaluations.
Finally, in order to control derivative activities and credit management, because of their atypical nature, specific measures are evaluated daily. First, we look at the sensitivity to price movements of the underlying asset (delta and gamma), volatility (vega) and time (theta) and then measures are enacted such as the spread sensitivity, jump-to-default, and concentration of positions by rating levels.
To address the credit risk inherent in trading portfolios in accord with the recommendations of the Basel Committee on Banking Supervision, we also calculate an additional measurement (incremental default risk, IDR), in order to cover the risk of default that is not adequately captured in the VaR, via changes in lending spreads. The instruments affected are basically fixed-rate bonds, both public and private sector, derivatives on bonds (forwards, options, etc) and credit derivatives (credit default swaps, asset backed securities, etc). The method for calculating the IDR, in essence similar to that of the credit risk of positions outside trading, is based on direct measurements of the tails of the distribution of losses to the appropriate percentile (99.9%). The “saddle point” model is used, which provides estimates of total risk and the contributions of each counterparty to it. The calculations are also supplemented and calibrated with Monte Carlo simulations.
1.2 Assumptions and Limitations
Our DCaR and VaR methodology should be interpreted in light of the limitations of our model, which include:
•	A one-day time horizon may not fully capture the market risk of positions that cannot be liquidated or hedged within one day.
•	At present, we compute DCaR at the close of business and trading positions may change substantially during the course of the trading day.
1.3 Scenario Analysis and Calibration Measures
Because of these limitations in DCaR and VaR methodology, in addition to historical simulation, we use stress testing to analyze the impact of extreme market movements and to adopt policies and procedures in an effort to protect our capital and results of operation against such contingencies.
In order to calibrate our VaR model, we use back testing processes. Back testing is a comparative analysis between VaR estimates and the daily clean P&L (theoretical result generated assuming the Mark-to-Market daily variation of the portfolio only considering the movement of the market variables). The purpose of these tests is to verify and measure the precision of the models used to calculate VaR.
The analyses of our back testing comply, at a minimum, with the BIS recommendations regarding the verification of the internal systems used to measure and manage market risks.
2. Non Trading activity
2.1 Foreign Exchange Risk and Equity Price Risk
Due to its nature, changes in strategic positions have to be approved by local/global functions in ALCO committee. Position limits with respect to these investments are established, although they will be measured under VaR and other methods that attempt to implement immediate action plans if a particular loss level is reached.
Our foreign exchange rate risk with respect to our non-trading activity can be either permanent or temporary. The permanent risk reflects the book value of investments net of the initial goodwill, while the temporary risk basically stems from purchase/sale transactions made to hedge the exchange rate risk derived from dividend flows and expected results. The exchange rate differences generated for each position are recorded in reserves and in profit and loss account, respectively.

In order to manage the exchange rate risk of the book value of permanent investments, our general policy is to finance the investment in local currency, provided there is a deep market which allows it and that the cost of doing so is justified by the expected depreciation. If local markets were not deep enough, our investments in foreign currency would be financed in euros and so would generate an exchange-rate risk. Certain one-off hedges of permanent investments are made when it is believed that a local currency could weaken against the euro more quickly than the market is discounting. In addition, transactions are carried out to hedge the currency risk of the Group’s results and dividends in Latin America.
Our equity price risk arises from our portfolio of investments in industrial and strategic shareholdings. However, in the last few years the Group’s equity price risk has decreased due to divestments in the industrial and strategic equity portfolio.
2.2 Interest Rate Risk
The Group analyzes the sensitivity of net interest margin and market value of equity to changes in interest rates. This sensitivity arises from gaps in maturity dates and review of interest rates in the different asset and liability accounts. Certain re-pricing hypotheses are used for products without explicit contractual maturities based on the economic environment (financial and commercial).
On the basis of the positioning of balance sheet interest rates, as well as the market situation and outlook, the financial measures are agreed to adjust the positioning to levels desired by the Group. These measures range from taking positions in markets to defining the interest rate features of commercial products. We manage investments by determining a target range for each sensitivity and providing the appropriate hedge (mainly with government debt, interest rate swaps and interest rate options) in order to maintain these sensitivities within that range.
The measures used to control interest rate risk are the interest rate gap and the sensitivity of net interest margin and market value to changes in interest rates, VaR and analysis of scenarios.
a) Interest rate gap of assets and liabilities
Interest rate gap analysis focuses on lags or mismatches between changes in the value of asset, liability and off-balance sheet items. Gap analysis provides a basic representation of the balance sheet structure and allows for the detection of interest rate risk by concentration of maturities. It is also a useful tool for estimating the impact of eventual interest rate movements on net interest margin or equity.
All on- and off-balance sheet items must be broken down by their flows and analyzed at in terms of repricing and maturity. In the case of those items that do not have a contractual maturity, an internal model of analysis is used and estimates are made of their duration and sensitivity.
b) Net interest margin sensitivity (NIM)
The sensitivity of net interest margin measures the change in the short/medium term in the accruals expected over a particular period (12 months), in response to a shift in the yield curve.
It is calculated by simulating the net interest margin, both for a scenario of a shift in the yield curve as well as for the current scenario. The sensitivity is the difference between the two margins calculated.
c) Market value of equity sensitivity (MVE)
Net worth sensitivity measures in the long term (the whole life of the operation) the interest risk implicit in net worth (equity) on the basis of the effect that a change in interest rates has on the current values of financial assets and liabilities. This is an additional measure to the sensitivity of the net interest margin.
d) Value at Risk (VaR)
The Value at Risk for balance sheet activity and investment portfolios is calculated with the same standard as for trading, historical simulation with a confidence level of 99% and a time frame of one day. Statistical adjustments are made which effectively and quickly incorporates the latest developments that condition the risk levels assumed.

e) Analysis of scenarios
Two scenarios for the performance of interest rates are established: maximum volatility and sudden crisis. These scenarios are applied to the balance sheet, obtaining the impact on net worth as well as the projections of net interest revenue for the year.
2.3 Liquidity risk
Liquidity risk is associated with our capacity to finance our commitments, at reasonable market prices, as well as to carry out our business plans with stable sources of funding. We permanently monitor maximum gap profiles.
We have a diversified portfolio of assets that are liquid or can be made so in the short term. We also have an active presence in a wide and diversified series of financing and securitization markets, limiting our dependence on specific markets and keeping open the capacity of recourse to alternative markets.
The measures used to control liquidity risk are the liquidity gap, liquidity ratio, stress scenarios and contingency plans.
a) Liquidity gap
The liquidity gap provides information on contractual and expected cash inflows and outflows for a certain period of time, for each of the currencies in which we operate. The gap measures the net need or excess of funds at a particular date, and reflects the level of liquidity maintained under normal market conditions.
b) Liquidity ratios
The liquidity coefficient compares liquid assets available for sale (after applying the relevant discounts and adjustments) with total liabilities to be settled, including contingencies. This coefficient shows, for currencies that cannot be consolidated, the level of immediate response of the entity to firm commitments.
Net accumulated illiquidity is defined as the 30-day accumulated gap obtained from the modified liquidity gap. The modified contractual liquidity gap is calculated on the basis of the contractual liquidity gap and by placing liquid assets or repos at the point of settlement and not at their point of maturity.
c) Analysis of scenarios/Contingency Plan
Our liquidity management focuses on preventing a crisis. Liquidity crises, and their immediate causes, cannot always be predicted. Consequently, our Contingency Plan concentrates on creating models of potential crises by analyzing different scenarios, identifying crisis types, internal and external communications and individual responsibilities.
The Contingency Plan covers the activity of a local unit and of central headquarters. Each local unit must prepare a Plan of Contingency Financing, indicating the amount it would potentially require as aid or financing from headquarters during a crisis. Each unit must inform headquarters (Madrid) of its plan at least every six months so that it can be reviewed and updated. These plans, however, must be updated more frequently if market circumstances make it advisable.
Quantitative analysis1
A. Trading activity
Quantitative analysis of daily VaR for the six months ended June 30, 2009
Our risk performance with regard to trading activity in financial markets during the first half of 2009, measured by daily Value at Risk “VaR”, is shown in the following graph.

1	All figures in this report are measured in euros. The exchange rate used is the one quoted in the market on the reference date.

As the above graph shows, the risk of Grupo Santander’s total trading portfolio has evolved in a range between €27 and €45 million. The semiannual average risk was €32.7 million in terms of VaR.
The VaR movements during the first semester were basically due to the impact of fluctuations of volatility in the euro and dollar interest rate curves in the Madrid Treasury, and fluctuations of fixed income and exchange rate exposures in Brazil and Mexico. The VaR reached its highest level, €45.2 million, on March 12, 2009, mainly explained by the increase of fixed income and exchange rates exposures in Brazil and Mexico.
The risk histogram below shows the frequency distribution of average risk in terms of daily VaR during the first half of 2009. It shows that for almost 79% of the period under review the risk levels fluctuated between €27 and €35 million.

Risk by factor
The minimum, maximum, average and final risk values in VaR terms during the first half of 2009 were as follows:

	Minimum	Average	Maximum	Last
TOTAL TRADING
Total VaR	26.9	32.7	45.2	29.0

Diversification effect	(5.8)	(10.7)	(17.8)	(12.0)

Fixed-Income VaR	18.2	22.4	32.1	20.7
Equity VaR	4.2	6.7	11.7	6.1
FX VaR	10.4	14.3	19.7	14.2

LATIN AMERICA
VaR Total	14.3	21.6	33.8	18.9

Diversification effect	(4.2)	(8.9)	(15.3)	(8.1)

Fixed-Income VaR	14.9	18.8	29.2	18.1
Equity VaR	1.9	4.1	10.3	4.1
FX VaR	3.5	7.6	12.1	4.8

USA
VaR Total	1.4	3.8	11.0	3.6

Diversification effect	(0.0)	(1.0)	(2.6)	(1.3)

Fixed-Income VaR	0.7	3.6	11.2	3.6
Equity VaR	0.0	0.2	2.1	0.7
FX VaR	0.4	0.9	1.9	0.5

EUROPE
VaR Total	12.3	15.2	24.4	14.2

Diversification effect	(5.0)	(8.1)	(12.5)	(10.7)

Fixed-Income VaR	6.3	9.1	18.5	7.9
Equity VaR	3.2	5.1	8.8	4.4
FX VaR	6.0	9.1	12.9	12.6
(in EUR million)
The average VaR in the first half of 2009, €32.7 million, was very similar to the average VaR in 2008, €33.1 million. The VaR on fixed-income risk decreased €6.2 million from the 2008 average level. Equity risk average level (€6.7 million) was very similar to the 2008 average levels (€6.6 million). Exchange-rate risk average level (€14.3 million) was €5 million higher than the 2008 average level. The decrease of fixed-income risk mainly took place in Europe and Latam, where its average fixed-income VaR was €9.1 million and €18.8 million respectively in the first half of 2009, down €8 million and €2.5 million respectively from the 2008 levels. The increase of exchange-rate risk mainly took place in Europe, where the average VaR on this factor was €9.1 million (€3.4 million in 2008).

Distribution of risks and results
•	Geographic distribution
Latin America contributed 68% of the Group’s total VaR in trading activity and 28% in economic results. Europe contributed 70% of results and 29% of global risk, as most of its treasury activity focused on professional clients. New York contributed 2% of results and 3% of global risk.

The minimum, average, maximum and final risk values in daily VaR terms, by geographic area, are shown in the following table.
Risks statistics in the first half of 2009
(€ million)

	Minimum	Average	Maximum	Last
TOTAL	26.9	32.7	45.2	29.0

EUROPE	12.3	15.2	24.4	14.2
USA	1.4	3.8	11.0	3.6
LATIN AMERICA	14.3	21.6	33.8	18.9
Monthly distribution of risks and results
The following chart shows that the risk assumption profile, in terms of VaR, was relatively constant during the first half of 2009. The profile of monthly economic P&L, on the other hand, was much more erratic. The months with the highest profits were January and May, while the months with the worst results were February and June. On average, the risk assumption profile was relatively constant. March and June were the months with the highest level of risk mainly because of the impact of fluctuations of volatility in the euro and dollar interest rate curves in the Madrid Treasury, and fluctuations of fixed income and exchange rate exposures in Brazil and Mexico.

Histogram of daily Marked-to-Market (“MtM”) results
The following histogram of frequencies shows the distribution of daily MtM results on the basis of size. The daily yield was between €-10 and €+10 million on 128 days (74% of the market business days).
Risk management of structured derivatives
Our structured derivatives activity (non-organized markets) is mainly focused on structuring investment and hedging products for clients. These transactions include options on equities, currencies and fixed-income instruments.
The units where this activity mainly takes place are: Madrid (Santander and Banesto), London, Brazil and Mexico.
Most of the time, risk of structured derivatives moved in a range between €5 and €8 million. The main exception was at the beginning of January, when it reached €10.8 million because of higher than average market volatility. The minimum risk was reached on March 2, 2009 (€5.5 million), in a context of low levels of market volatility and vega exposure.
Test and calibration measures
In accordance with the BIS recommendations for gauging and monitoring the effectiveness of internal market risk measurement and management systems, in the first half of 2009 we carried out regular analyses and contrasting measures which confirmed the reliability of the model.
Scenario Analysis
Different stress test scenarios were analyzed during first half of 2009. A scenario of maximum volatility, which applies six standard deviations to different market factors as of June 30, 2009, generated results that are presented below.

Maximum volatility scenario
The table below shows, at June 30, 2009, the maximum losses for each factor (fixed-income, equities, currencies1, and credit spread), in a scenario in which volatility equivalent to six standard deviations in a normal distribution is applied (interest rates rise in Latin America and fall in the “core markets”, stock markets fall and the dollar’s slide against all the currencies).
Maximum volatility Stress Test

€ million	Fixed Income	Equities	Exchange rate	Credit Spread	Total
Total Trading	(99.3)	(24.0)	(36.9)	(39.4)	(199.6)
Europe	(14.4)	9.6	(30.4)	(39.4)	(74.6)
Latin America	(71.5)	(34.5)	(5.4)	—	(111.4)
USA (New York)	(13.4)	0.8	(1.1)	—	(13.7)
The stress test shows that the economic loss suffered by the Group in the MtM result would be, if this scenario materialized in the market, €199.6 million, and would be concentrated in Latin America (all factors) and Europe (fixed income, credit spread and exchange rate).
B. Non-Trading Activity
B.1. Asset and liability management
We actively manage the market risks inherent in retail banking. Management addresses the structural risks of interest rates, liquidity, exchange rates and credit.
The purpose of financial management is to make net interest revenue from our commercial activities more stable and recurrent, maintaining adequate levels of liquidity and solvency.
The Financial Management Area analyzes structural interest rate risk derived from mismatches in maturity and revision dates for assets and liabilities in each of the currencies in which we operate. For each currency, the risk measured is the interest gap, the sensitivity of net interest revenue, the economic value and the duration of equity.
The Financial Management Area manages structural risk on a centralized basis. This allows the use of homogenous methodologies, adapted to each local market where we operate.
In the euro-dollar area, the Financial Management Area directly manages the risks of the parent Bank and coordinates management of the rest of the units that operate in convertible currencies. There are local teams in the banks in Latin America that manage balance sheet risks under the same frameworks, in coordination with the global Financial Management Area.
The Asset and Liability Committees (ALCO’s) of each country and, where necessary, the Markets Committee of the parent Bank are responsible for the risk management decisions.
B.1.1. Quantitative analysis of interest rate risk in the first half of 2009
a) Convertible currencies
At the end of June 2009, the sensitivity of net interest margin (NIM) at one year, to a parallel rise of 100 basis points in the euro yield curve, was €133.3 million, almost all corresponding to the parent Bank. For the pound sterling this sensitivity is £274 million.

1	The impact of stressing the volatility factor is included in the respective underlying.

In addition, at the end of June 2009, the sensitivity of net worth to parallel movements of 100 basis points in the most relevant yield curves was concentrated in the euro curve (€21.6 million) and in the sterling curve (negative £569 million).
Structural Gap. Santander Parent Company (June 30, 2009)

	Not	Up to 1			More than 5
€ million	sensitive	year	1-3 years	3-5 years	years	TOTAL
Money and securities market		51,546	6,987	5,155	9,491	73,180
Loans	112	124,546	10,291	1,646	1,615	138,210
Permanent equity stakes	55,782					55,782
Other assets	14,958	58,766	54	56	144	73,978
Total assets	70,852	234,858	17,333	6,857	11,249	341,149
Money market	—	26,107	12,000	—	300	38,407
Customer deposits	—	35,737	5,192	6,953	11,154	59,035
Debt Issues and securitizations	—	95,555	17,928	12,813	12,376	138,672
Shareholders’ equity and other liabilities	75,532	44,996	1,142	874	1,551	124,097
Total liabilities	75,532	202,395	36,262	20,640	25,381	360,210
Balance sheet Gap	(4,680)	32,463	(18,929)	(13,782)	(14,132)	(19,061)
Off-balance sheet structural Gap	—	(13,127)	14,486	11,520	8,564	21,444
Total structural Gap	(4,680)	19,336	(4,443)	(2,262)	(5,568)	2,382
Accumulated Gap	—	19,336	14,893	12,630	7,063	—

b) Latin America
The interest rate risk of Latin America’s balance sheet management portfolios, measured by the sensitivity of market value of the net interest margin (NIM) to a parallel movement of 100 basis points, remained at low levels during the first half of 2009 and moved within a narrow band (maximum of €54.8 million in January). In terms of equity sensitivity, it fluctuated in a wider range of between €441 million and €491 million, although it was very stable throughout the year.

At the end of June 2009, the region’s risk consumption, measured by the market value of equity sensitivity to 100 basis points, was €491 million (€327.8 million in 2008), while that of the net interest margin at one year, measured by its sensitivity to 100 basis points, was €48 million (€38 million in 2008).
Interest rate risk profile at June 30, 2009
The gap tables below show the distribution of risk by maturity in Latin America as of June 30, 2009 (figures in millions of euros).

Gaps in Local Currency	TOTAL	0-6 months	6-12 months	1-3 years	> 3 years	Not sensitive
Assets	207,348	83,298	17,464	18,535	17,295	70,757
Liabilities	206,674	92,555	13,566	15,153	3,336	82,065
Off-balance Sheet	167	5,203	-2,930	-2,870	762	2

Gap	841	-4,054	968	512	14,721	-11,306

Gaps in Foreign Currency	TOTAL	0-6 months	6-12 months	1-3 years	> 3 years	Not sensitive
Assets	39,502	27,203	1,970	3,174	4,493	2,661
Liabilities	40,176	26,384	3,405	3,855	3,581	2,950
Off-balance Sheet	-167	3,739	-560	-3,178	-168	0

Gap	-841	4,557	-1,995	-3,859	744	-289
Net Interest Margin (NIM) sensitivity
For the whole of Latin America, the risk consumption at June 30, 2009 was €48 million (sensitivity of net interest margin at one year to 100 basis points). The geographic distribution is shown in the graph below.
The risk is concentrated in Brazil:
NIM Sensitivity by countries
Others: Argentina, Puerto Rico, Santander Overseas and Uruguay

Market Value of Equity (MVE) sensitivity
For the whole of Latin America, the risk consumption at June 30, 2009 was €491.1 million (MVE sensitivity to a parallel movement of 100 basis points in the yield curve). The geographic distribution is shown in the graph below.
More than 90% of the risk is concentrated in four countries: Brazil, Chile, Mexico, and Puerto Rico.
MVE Sensitivity by countries
Others: Colombia, Panama, Santander Overseas and Uruguay
B.1.2. Structural management of credit risk
Structural management of credit risk aims to reduce the concentrations which naturally occur as a result of commercial activity through the sale of assets. These operations are financed by the acquisition of other assets, which enables the diversification of the lending portfolio as a whole. The Financial Management Area analyzes these strategies and makes management proposals to the Assets and Liabilities Committee in order to optimize exposure to credit risk and to create value.
B.1.3. Management of structural liquidity
Structural liquidity management aims to finance the Group’s recurring activity in optimum conditions of maturity and cost and avoid assuming undesired liquidity risks.
In the past few months, commercial branches, following the financing strategy of the Group, have focused on taking deposits. Thanks to the increase in the balance of deposits, the need to appeal to the market in the medium-long term has decreased.
Notwithstanding the aforementioned, and in view of the strategic importance for the Group of maintaining an outstanding presence in the international institutional investor’s market, different units of the Group have made during the first half of 2009 issuances of senior debt for €5,763 million and of mortgage backed securities for €3,077 million. Of note during the second quarter was the issuance of mortgage backed securities, which meant the re-opening of this market for Spanish issuers. In the retail market €3,729 million of preferred securities were issued during the first half of 2009.
On the other hand, during the first half of 2009, €18,278 million, €727 million and €545 million of senior debt, mortgage backed securities and subordinated debt, respectively have matured. Additionally, during this period, €981 million of preferred securities were amortized.

In short, all these actions have contributed to strengthen the Group’s balance sheet and helped maintain a comfortable liquidity position.
The main aspects in relation to structural management of liquidity during the first half of 2009 were:
•
Comfortable positioning of structural liquidity. We are essentially a retail bank. Therefore, customer deposits are the main source of funds in our financing structure. These deposits, together with capital and similar instruments, enable us to address most of the Group’s liquidity needs. Accordingly, financing from the wholesale markets was small.

In Latin America, the reduced financing needs of retail activity meant that financing in the wholesale markets was in practice residual, and principally for reasons of presence and diversification. For the rest of the Group (denominated as “area of convertible currencies”), the deposits and the permanent funds in the balance sheet (capital and similar liabilities) covered more than 95% of loans net of securitizations.

•
Diversification of markets and instruments to obtain liquidity. We have an active presence in a broad and diversified series of financing markets. This limited our dependence on specific markets and allowed us to maintain a comfortable capacity of recourse to the markets.

•
The Group has an appropriate structure of medium and long-term issues with moderate recourse to short-term wholesale financing. At June 30, 2009, commercial paper and notes accounted for less than 10% of total wholesale financing. This structure is based on securitizations and a portfolio of medium and long-term issues (around 40% and 50% of the total, respectively) well diversified by products and with an average maturity of 3.9 years.

Our units in the area of convertible currencies obtained a total of €12.5 billion in medium and long-term issues in the wholesale markets during the first half of 2009.
•
High capacity to obtain liquidity on the balance sheet. We have a diversified portfolio of liquid assets (or that can become liquid in the short term) appropriate to our positions. In addition, we have a large amount of assets which can be but have not been discounted in central banks (ECB, Bank of Spain, and the Fed). At June 30, 2009, they amounted to more than €75 billion (€60 billion at December 31, 2008).

•	Comfortable access to the wholesale markets for liquidity on the basis of high short and long-term ratings.
•
Independence of the subsidiaries in financing within a centralized management. The most important subsidiaries, except for Santander Consumer Finance, must obtain their financing in wholesale markets in accordance with their needs, establishing their own liquidity and contingency plans, without recourse to lines from the Parent Bank to finance their activity.

The Group, as a holding company, carries out the functions of control and management, which means planning the funding needs, structuring the financing sources, optimizing their diversification by maturities, instruments and markets, as well as defining contingency plans.
In practice, the Group’s liquidity management consists of the following:
•
A liquidity plan is drawn up every year, based on the financing needs resulting from the business budgets. On the basis of these needs, and bearing in mind the limits on recourse to short-term markets, the annual issuance and securitization plan is established.

•	During the year the evolution of financing needs is regularly monitored, giving rise to changes to the plan; and

•
Control and analysis of liquidity risk. The main objective is to ensure that the Group maintains acceptable levels of liquidity to cover its financing needs in the short and long-term under normal market situations. Various control measures are used such as the liquidity gap and liquidity ratios.

Various scenarios are also analyzed (stress scenarios) in which additional needs are considered because of various rare but possible events. By doing this, a wide range of contingencies that could affect the Group with a greater or lesser probability are covered, which enable it to prepare the corresponding contingency plans.

The analysis of scenarios conducted during the first half of 2009 shows that the Group, even in a scenario of minimal demand for medium and long-term issues, maintained a comfortable liquidity situation.
B.2. Exchange rate risk; Portfolio of industrial and strategic shareholdings
B.2.1. Exchange rate risk
Structural exchange rate risk arises from Group operations in currencies, mainly permanent financial investments, results and the dividends of these investments.
This exchange rate risk management is dynamic and seeks to limit the impact on equity of currency depreciations and to optimize the financial cost of hedging.
With respect to the exchange-rate risk of permanent investments, the general policy is to finance them in the currency of the investment provided the depth of the market allows it and the cost is justified by the expected depreciation. One-off hedging is also done when a local currency could weaken against the euro significantly more quickly than the market is discounting.
At June 30, 2009, the largest exposures of a permanent nature (with potential impact on equity) were concentrated in Brazilian reales, followed by sterling, Mexican pesos and Chilean pesos. The Group covers part of these positions of a permanent nature with exchange-rate derivatives.
In addition, Corporate Activities at the consolidated level is responsible for exchange-rate management of the Group’s expected results and dividends in those units whose currency is not the euro.
B.2.2. Portfolio of industrial and strategic shareholdings
In the first half of 2009, our exposure in industrial and strategic equity portfolios decreased 47% in MtM terms, mainly due to significant divestments, as the sale of our stake in CEPSA, a Spanish petrochemical company. Mainly as a consequence of the mentioned divestments, the risk of the structural equity portfolio, measured in terms of VaR, decreased 32% compared to the end of 2008, to €353.6 million.
The average daily VaR for the first half of 2009 was €345.3 million, with a minimum of €322.6 million and a maximum of €383.4 million, in March and January 2009, respectively.
C. Exposures related to assets or special businesses
During the first half of 2009 we reduced our exposure to instruments or complex structured vehicles, which remains very limited.
At June 30, 2009, excluding Alliance & Leicester and Sovereign (described below), we had:
•	CDOs and CLOs worth less than €69 million.
•
Hedge funds: the main exposure is via the financing to these funds (counterparty risk). This exposure, however, is not significant (€829 million at June 30, 2009) and with low levels of Loan-to-Value of around 43% (collateral of €1,914 million at June 30, 2009). The risk with this type of counterparty is analyzed case-by-case, establishing the percentages of collateral on the basis of the features and assets of each fund.

•	Conduits: no exposure; and

•
Monolines: our exposure to monoline insurance companies at June 30, 2009 was less than €401 million, mainly concentrated in indirect exposure (which consist of €258 million), by virtue of the guarantee provided for this type of entity for various financing operations or traditional securitization. The exposure in this case is double default; the primary underlying assets are of high credit quality (i.e., mostly AA). The small remainder is direct exposure (for example, through purchase of protection against the risk of non-payment by some of these insurers via a credit default swap).

Our policy regarding the approval of new transactions related to these products remains very prudent and conservative, and is subject to strict supervision by senior management.
Before approving a new transaction, product or underlying asset, the Risk Division verifies:
•	The existence of an appropriate valuation model to monitor the value of each exposure, i.e. Mark-to-Market, Mark-to-Model or Mark-to-Liquidity; and
•	The availability in the market of the necessary inputs to be able to apply this valuation model.
If these two points are met, the Risk Division then verifies:
•	The availability of appropriate systems, duly adapted to calculate and monitor every day the results, positions and risks of new operations; and
•	The degree of liquidity of the product or underlying asset, in order to make their coverage possible when deemed necessary.
D. Alliance & Leicester
D.1 Structured financing transactions
As a result of the acquisition of the Alliance & Leicester group in the UK, its participations in structured transactions were integrated. They consist of a diversified portfolio of specialized financing operations.
The committed exposure at June 30, 2009 was £6,299 million (€7,392 million) corresponding to 278 transactions.
D.2 Exposures related to complex structured assets
The acquisition of Alliance & Leicester also increased the exposure of the Group to certain complex structured products. The exposure that Alliance & Leicester contributes in these products and vehicles is the following:
•	CDOs and CLOs: exposure of €590 million (57% of the portfolio has an AAA rating and 7% AA).
•	Conduits: as a result of the acquisition of Alliance & Leicester, the Group integrated a conduit with assets of €904 million at June 30, 2009, 72% with AAA rating and 9% AA.
•
Monolines: the exposure of Alliance & Leicester to monoline insurers was €135 million at June 30, 2009, all of it indirect (exposure to double default) by virtue of the guarantee provided for this type of institution to various financing operations or traditional securitization.

All these positions were known when acquired, being duly provisioned.

E. Sovereign Bank
As a result of the full consolidation of Sovereign Bank, its participation in structured transactions was integrated. Sovereign’s exposure to these products and vehicles is the following:
Non-Agency collateralized mortgage obligations (“CMOs”) and pass-through (payments pass from the original bank through a government agency or investment bank to investors) to underlying mortgage “alt-A”: exposure of €547 million at June 30, 2009.
Agency CMOs and pass-through to underlying mortgage “alt-A”: exposure of €842 million at June 30, 2009.
All these positions were known when the acquisition was completed and were duly provisioned.
F. Internal model
The Bank of Spain approved at the end of 2008 the use of our internal market risk model for calculating regulatory capital. The approval is for treasury trading activity in Madrid. The Group’s objective is to gradually increase approval for the rest of units.
As a result of this approval, the regulatory capital of trading activity is now calculated via advanced methods instead of the previous standard methods. The VaR calculated for the Market Risks Area is the fundamental metric and incorporates an incremental default risk.
G. Structured financing transactions
We have low exposure in this area and it is diversified in accordance with product, sector and the number of transactions. The exposure at the end of June 2009 for 381 transactions was €12,070 million, broken down as follows: €2,968 million (80 transactions) in acquisition finance; €7,641 million (267 transactions) in project finance; and the rest in leveraged buy-outs (LBOs) and other forms. No writedowns were considered necessary, other than €73 million of loan-loss provisions in the first half of 2009.
H. Capital Management
Capital management’s objective is to optimize its structure and its cost, from the regulatory and economic perspectives. Therefore, different tools and policies are utilized, such as capital increases and computable issuances (preferred and subordinated), results, dividend policy and securitizations.
In accordance with the BIS II criteria, our eligible shareholders’ equity amounted to €77,165 million and exceeded the minimum requirement by €32,411 million. Our capital ratios remain at comfortable levels. The BIS II ratio was 13.8%, Tier I 9.4% and core capital 7.5%.
I. Market Risk: VaR Consolidated Analysis
Our total daily VaR as of December 31, 2008, and June 30, 2009, broken down by trading and structural (non-trading) portfolios, were as set forth below.
Figures in millions of EUR

		June 30, 2009
	December 31, 2008	Low	Average	High	Period End

TOTAL	782.0	612.3	689.1	793.2	688.7

Trading	31.9	26.9	32.7	45.2	29.0
Non-Trading	807.4	614.4	672.6	765.5	679.6
Diversification Effect	(57.3)	(29.0)	(16.2)	(17.5)	(19.8)

Our daily VaR estimates of interest rate risk, foreign exchange rate risk and equity price risk, were as set forth below.
Interest Rate Risk
Figures in millions of EUR

		June 30, 2009
	December 31, 2008	Low	Average	High	Period End

Interest Rate Risk
Trading	29.8	18.3	22.4	32.1	20.7
Non-Trading	154.9	152.3	191.2	285.4	170.7
Diversification Effect	(26.9)	(17.2)	(21.1)	(30.3)	(19.5)

TOTAL	157.7	153.4	192.5	287.2	171.9
Foreign Exchange Rate Risk
Figures in millions of EUR

		June 30, 2009
	December 31, 2008	Low	Average	High	Period End

Exchange Rate Risk
Trading	12.4	10.4	14.3	19.7	14.2
Non-Trading	382.5	356.8	469.6	628.1	391.3
Diversification Effect	(12.2)	(10.2)	(14.1)	(19.4)	(13.9)

TOTAL	382.7	357.0	469.8	628.4	391.5
Equity Price Risk
Figures in millions of EUR

		June 30, 2009
	December 31, 2008	Low	Average	High	Period End

Equity Price Risk
Trading	4.9	4.2	6.7	11.7	6.1
Non-Trading	521.5	322.6	345.3	383.4	353.6
Diversification Effect	(4.9)	(4.2)	(6.6)	(11.5)	(6.0)

TOTAL	521.5	322.7	345.4	383.5	353.6

Our daily VaR estimates by activity, were as set forth below.
Figures in millions of EUR

		June 30, 2009
	December 31, 2008	Low	Average	High	Period End

Trading
Interest Rate	29.8	18.3	22.4	32.1	20.7
Exchange Rate	12.4	10.4	14.3	19.7	14.2
Equity	4.9	4.2	6.7	11.7	6.1

TOTAL	31.9	26.9	32.7	45.2	29.0

Non-Trading Interest Rate
Interest Rate	154.9	152.3	191.2	285.4	170.7

Non-Trading Foreign Exchange
Exchange Rate	382.5	356.8	469.6	628.1	391.3

Non-Trading Equity
Equity	521.5	322.6	345.3	383.4	353.6

TOTAL	782.0	612.3	689.1	793.2	688.7

Interest Rate	157.7	153.4	192.5	287.2	171.9
Exchange Rate	382.7	357.0	469.8	628.4	391.5
Equity	521.5	322.7	345.4	383.5	353.6

Item 6
Recent Events
Interim dividends
In June 2009, our board of directors approved a first dividend on account of the earnings for the 2009 financial year for a gross amount of €0.135234 per share which was paid on August 1, 2009.
Based on a resolution of our shareholders acting at the general shareholders’ meeting held on June 19, 2009, the Bank will offer shareholders the option to receive a scrip dividend as payment of the second interim dividend on account of the 2009 earnings. The final price of the undertaking to purchase rights of Banco Santander, calculated in accordance with what is established in the increase resolution, is €0.12. As a result, those shareholders willing to receive their remuneration in cash, will be able to sell their free allotment rights to Banco Santander at a fixed gross price of €0.12.
Directors and Senior Management
In September 2009, Gonzalo de las Heras, an executive vice president in the global wholesale banking division, retired from the Bank.
Acquisitions, Dispositions and Reorganizations
CEPSA
On March 31, 2009, we announced that we reached an agreement with the International Petroleum Investment Company (“IPIC”) of the Emirate of Abu Dhabi for the sale of our 32.5% stake in CEPSA to the latter, at a price of €33 per share, which would be reduced by the amount of any dividends paid, prior to the closing of the transaction, charged to the 2009 fiscal year. With this transaction, our historical annual return derived from our investment in CEPSA has been 13%. The sale has no impact on Grupo Santander’s earnings.
On July 30, 2009, we announced that we had transferred to IPIC our 32.5% stake in CEPSA at the agreed price of 33 euros per share. The acquirer applied to the National Securities Market Commission for exemption from the obligation to launch a tender offer, in accordance with the provisions of article 4.2 of Royal Decree 1066/2007, owing to the existence of a shareholder with a higher stake in the share capital, the denial of which would be cause for termination of the contract.
Banco de Venezuela
On July 6, 2009, we announced that we had closed the sale of our stake in Banco de Venezuela to Bank for Economic and Social Development of Venezuela (Banco de Desarrollo Económico y Social de Venezuela), a public institution of the Bolivarian Republic of Venezuela for 1,050 million dollars, of which 630 million dollars were paid on that date, 210 million dollars were paid in October 2009 and the remainder will be payable in December 2009.
Offers to exchange perpetual issues for other financial instruments
On July 9, 2009, Banco Santander S.A. and its subsidiary Santander Financial Exchanges Limited published on the international markets offers to exchange 30 issues of securities eligible to be included in capital for a total nominal amount of approximately €9,100 million issued by Santander and its subsidiaries. The exchange envisaged the delivery of new securities that meet the current market standards and regulatory requirements to be classified as equity at the consolidated Group level.
The purpose of these offers was to improve the efficiency of the Group’s capital structure and to strengthen the Santander Group’s balance sheet. The Group’s annual borrowing costs will not be increased as a result of exchange offers.
The acceptance level of the exchange offers reached 49.8% and the nominal amount of the new securities issued was €3,210 million.

Purchase of securitizations
On August 24, 2009 Banco Santander, S.A. invited holders of certain securitization bonds for a total nominal amount of €25,273 million to tender any or all of the bonds for purchase by Banco Santander for cash.
The aggregate outstanding nominal amount of securities accepted for purchase was €609 million.
Conversion of “Valores Santander”
With regard to the currently outstanding “Valores Santander”, which are securities mandatorily convertible into newly-issued ordinary shares of the Bank issued in 2007 to partially finance the takeover bid launched on ABN AMRO, Banco Santander has informed on October 14, 2009 that conversion of 754 of such “Valores Santander” was requested in the ordinary conversion period that ended on October 5, 2009. Pursuant to the terms of such securities, Banco Santander has issued 257,647 new shares in exchange for those “Valores Santander”. The public deed formalizing the capital increase was registered with the Commercial Registry of Cantabria on October 14, 2009.
After this increase, Banco Santander’s share capital is 4,077,931,685 euros, represented by 8,155,863,370 shares, par value 0.50 euro each.
Initial Public Offering of Banco Santander (Brasil) S.A.
On October 13, 2009, our subsidiary Banco Santander (Brasil) S.A. (“Santander Brasil”) closed its initial public offering of 525,000,000 units, each unit representing 55 common shares and 50 preferred shares, each without par value, of Santander Brasil. The units were offered in a global offering, which consisted of an international offering of units, including in the form of American depositary shares (“ADSs”), each of which represents one unit, in the United States and other countries outside of Brazil, and a concurrent offering of units in Brazil.
The initial public offering price in the global offering was R$23.50 per unit and U.S.$13.4033 per ADS, generating total offering proceeds to Santander Brasil of approximately U.S.$6.9 billion after underwriting commissions and offering expenses. The estimated capital gain generated by this transaction for Grupo Santander amounted to €1,430 million.
The underwriters participating in the international offering were granted an option by Santander Brasil to purchase an additional 42,750,000 ADSs, exercisable by November 6, 2009, to cover over-allotments, if any, in connection with the international offering. The underwriters participating in the Brazilian offering were also granted an option by Santander Brasil to purchase up to an additional 32,250,000 units, exercisable within the same period, to cover over-allotments, if any, in connection with the Brazilian offering.
Following the global offering and assuming no exercise of the underwriters’ over-allotment options, Santander Brasil’s public float will represent approximately 15.6% of its outstanding capital (an increase from approximately 2.0% prior to the offering). In connection with Santander Brasil’s listing on Level 2 of the BM&FBOVESPA S.A. — Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”), Santander Brasil has agreed to meet the Level 2 minimum public float requirement of at least 25% of its outstanding capital stock within three years of the date of the offering in order to maintain its listing on such level of the BM&FBOVESPA. The ADSs are listed on the New York Stock Exchange.
Prior to the offering, on August 14, 2009, as a result of a series of share exchange transactions, 100% of the share capital of certain Brazilian asset management, insurance and banking companies (including Santander Seguros S.A. and Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A.), which were previously beneficially owned by Grupo Santander and certain minority shareholders, was transferred to Santander Brasil. The combined shareholders’ equity of the transferred businesses was R$2.5 billion. The purpose of these transactions was to consolidate Grupo Santander’s investments in Brazil, to simplify the current corporate structure and to consolidate Grupo Santander’s and the minority shareholders’ interests in such entities in Santander Brasil. As a result of these transactions, Santander Brasil’s capital stock was increased by approximately R$2.5 billion through the issuance of 14,410,886,181 shares, comprised of 7,710,342,899 common shares and 6,700,543,282 preferred shares. In addition, on September 17, 2009, Banco Santander sold to Santander Brasil a loan portfolio consisting of credits to Brazilian companies and their offshore affiliates for a purchase price of US$806.3 million.
Santander Brasil has agreed with the underwriters, subject to certain exceptions, not to offer, sell or dispose of any shares of their share capital or securities convertible into or exchangeable or exercisable for any shares of their share capital during the 180-day period following the date of this prospectus. Banco Santander, members of Santander Brasil board of directors and executive officer have agreed to substantially similar lock-up provisions, subject to certain exceptions.
Santander Brasil intends to use the net proceeds from the global offering to expand its business in Brazil by growing the bank’s physical presence and increasing its capital base. Santander Brasil also intends to improve its funding structure and, along with its traditional funding sources, increase its current credit transactions. In particular, Santander Brasil estimates that it will use (1) 70% of the net proceeds to expand its physical infrastructure, including by opening new branches and installing additional ATM’s and to fund increased credit transactions in the Commercial Banking and Global Wholesale Banking segments more effectively than it could do with ordinary funding sources; (2) 20% of the net proceeds to improve its funding structure; and (3) 10% of the net proceeds to increase their capital base, improving its Basel capital adequacy ratio.
Overview.- Santander Brasil is the third largest non government-owned bank, the largest bank controlled by a major global financial group and the fourth largest bank overall in Brazil with a 10.2% market share in terms of assets, at March 31, 2009. Santander Brasil operations are located across the country and strategically concentrated in the South and Southeast, an area that accounted for approximately 73.1% of Brazil’s GDP in 2006, and where they have one of the largest branch networks of any Brazilian bank, according to the Central Bank. According to the consolidated financial statements prepared in accordance with IFRS, for the six months ended June 30, 2009, Santander Brasil generated profit before taxes of R$3.8 billion, and at that date had total assets of R $288.9 billion and shareholders’ equity of R$51.1 billion. Santander Brasil’s Basel capital adequacy ratio was 17.0% as of June 30, 2009.
In August 2008, Santander Brasil acquired Banco Real which at the time was the fourth largest non government-owned Brazilian bank as measured by assets. At the time of the acquisition, Santander Brasil was the fifth largest non government-owned bank in Brazil as measured by assets. As a result of the acquisition of Banco Real and the organic growth, Santander Brasil’s net credit portfolio increased from R$44.6 billion at June 30, 2008 to R$132.3 billion at December 31, 2008, and their total deposits increased from R$46.9 billion at June 30, 2008 to R$124.0 billion at December 31, 2008, in each case as reported in Santander Brasil’s Brazilian GAAP financial statements. In the same period, Santander Brasil active current account holder base increased from approximately 3.5 million to approximately 7.7 million and the distribution network of branches and on-site service units increased from 1,546 to 3,603.
Banco Real’s operations are highly complementary to Santander Brasil pre-acquisition operations. Santander Brasil believes that the acquisition offers significant opportunities for the creation of operating, commercial and technological synergies by preserving the best practices of each bank. Banco Real’s strong presence in the states of Rio de Janeiro and Minas Gerais has further strengthened Santander Brasil position in the South and Southeast, complementing Santander Brasil strong footprint in the region, particularly in the state of São Paulo. The acquisition of Banco Real has further consolidated Santander Brasil position as a full-service bank with nationwide coverage and scale to compete effectively in Santander Brasil target markets.
Santander Brasil businesses consist of three operating segments:
•
Commercial Banking, in which they provide a broad range of products and services and centralize banking transactions of their customers in order to increase the number of products used per customer. Deposit-taking activities, credit operations, retail lending, personal loans, credit card, account overdraft loans , consumer finance, mortgages, corporate lending, BNDES On-lending, agricultural lending, leasing and private banking are the main areas of this segment

•
Global Wholesale Banking, Santander Brasil leads wholesale bank in Brazil and offer financial services and sophisticated and structured solutions to their customers. Santander Brasil maintains focus on four core pillars: (1) strengthening customer relationships, (2) emphasizing performance and productivity to ensure growth, (3) managing risk profiles and (4) solidifying the recognition of its global brand for product distribution. Santander Brasil wholesale business provides its customers with a wide range of domestic and international services, and seeks to provide solutions specifically tailored to the needs of each customer. The Global Wholesale Banking segment’s products and services are available not only to GB&M clients, but also to corporate and SME customers. Global transaction banking, credit markets, corporate finance, equities, rates, market making, proprietary trading and correspondent banking are the main areas of this segment.

•
Asset Management and Insurance, Santander Brasil manage and administer third-party funds on a discretionary and non-discretionary basis, by means of mutual funds, pension funds and individual and corporate investment portfolios. In addition it offers to its retail and SME customers various insurance products, including life and personal injury insurance, homeowner’s insurance, credit life insurance, credit card loss and theft insurance and private retirement plans.

Santander Brasil distribution network provides integrated financial services and products to their customers through a variety of channels, including branches and on-site service units (postos de atendimento bancário or PABs) and complementary distribution channels such as ATMs, call centers and other alternative direct sales distribution channels like Internet banking. These distribution channels are concentrated in the South and Southeast, Brazil’s wealthiest regions measured in terms of GDP per capita (representing approximately 73.1% of Brazil’s GDP in 2006). As a result of the acquisition of Banco Real, they expanded their distribution network.
Santander Brasil is from time to time subject to certain claims and party to certain legal proceedings incidental to the normal course of its business, including in connection with its lending activities, relationships with its employees and other commercial or tax matters. The main categories of lawsuits and administrative proceedings to which they are subject include: administrative and judicial actions relating to taxes; class actions involving agreements and settlement of debts with the public sector; suits brought by employees, former employees and unions relating to alleged labor rights violations; and civil suits, including from depositors relating to the alleged effects of their implementation of various government economic plans (seeking differences for monetary adjustments on remuneration of bank deposit certificates) and consumer law (i.e., breach of contract and foreign currency indexation, including administrative proceedings) and to the privatization of Banespa.
When there is a probable risk of loss, Santander Brasil usually settles. In such cases and where they litigate a claim, they record a provision for their estimate of the probable loss based on historical data for similar claims. They record provisions (1) on a case-by-case basis based on the analysis and legal opinion of internal and external counsel and / or (2) considering the historical average amount of loss of such category of lawsuits. Due to the established provisions and the legal opinions provided, they believe that any future liabilities related to such lawsuits or proceedings will not have a material adverse effect on their financial condition or results of operations.
Santander Brasil does not record contingency provisions when the risk of loss is remote. In this connection, in December 2008, the Federal Revenue Service issued an infraction notice against Santander Brasil in the total amount of R$3,950.2 million with respect to IRPJ and CSL related to 2002 and 2004. The tax authorities assert that Santander Brasil did not meet the legal requirements for deducting amortization of the goodwill arising from the acquisition of Banespa. Santander Brasil has filed an appeal to the Administrative Counsel of Tax Appeals (Conselho Administrativo de Recursos Fiscais) and a ruling is expected within approximately one year. Santander Brasil believes, in accordance with the advice of their external legal counsel, that the Federal Revenue Service’s position is incorrect, that the grounds to contest this claim are well-founded, and that the risk of loss is remote. Accordingly, they have not recorded any provisions for this matter since this issue should not have an impact on their financial statements.
Santander Brasil believes that they have made adequate reserves related to the costs anticipated to be incurred in connection with these various claims and legal proceedings and believe that liabilities related to such claims and proceedings should not have, in the aggregate, a material adverse effect on their business, financial condition, or results of operations. However, in light of the uncertainties involved in such claims and proceedings, there is no assurance that the ultimate resolution of these matters will not significantly exceed the reserves currently accrued by them; as a result, the outcome of a particular matter may be material to their operating results for a particular period, depending upon, among other factors, the size of the loss or liability imposed and their level of income for that period.
Santander Brasil share capital consisted of 158,154,602,751 preferred shares and 181,989,171,114 common shares. Santander Brasil did not have any shares in treasury. Immediately after the global offering, Santander Brasil will have 210,864,171,114 common shares and 184,404,602,751 preferred shares outstanding, assuming no exercise of the underwriters’ over-allotment options. Following the offering, Banco Santander, will continue to own, indirectly, 85.0% of Santander Brasil common shares, 83.6% of Santander Brasil preferred shares and 84.3% of Santander Brasil total capital, assuming no exercise of the underwriters’ over-allotment options.
At June 30, 2009, Santander Brasil had a net tangible book value of R$20.6 billion, corresponding to a net tangible book value of R$6.62 per unit or U.S.$3.39 per ADS (using the selling rate as reported by the Central Bank at June 30, 2009 for reais into U.S. dollars of R$1.9516 = U.S.$1.00 and the ratio of one unit to one ADS). Net tangible book value represents the amount of Santander Brasil total assets less total liabilities, excluding goodwill and other intangible assets, divided by 325,732,887,684, the total number of their common and preferred shares outstanding at June 30, 2009. After giving effect to the sale of the 525,000,000 units offered in the global offering, and assuming that neither the Brazilian underwriters nor the international underwriters have exercised the over-allotment option, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by them, Santander Brasil net tangible book value estimated at June 30, 2009 would have been approximately R$32.62 billion, representing R$8.99 per unit, or U.S.$4.61 per ADS. This represents an immediate increase in net tangible book value of R$2.37 per unit or U.S.$1.21 per ADS to existing shareholders and an immediate dilution in net tangible book value of R$14.51 per unit, or U.S.$7.44 per ADS to new investors purchasing units in the offering. Dilution for this purpose represents the difference between the price per unit or ADS paid by these purchasers and net tangible book value per unit or ADS immediately after the completion of the offerings.
Santander Brasil intends to recommend to its shareholders a policy to distribute 50% of its yearly adjusted net income as dividends and/or interest attributed to shareholders’ equity, as required by the Brazilian corporate law and their bylaws. The amount of any distributions will depend on many factors, such as the results of operations, cash flow, financial condition (including capital position), cash requirements, investment plans, prospects, legal requirements, economic climate and other factors deemed relevant by the board of directors and shareholders.
Santander Brasil prospective investors had been advised on the risks and other matters before deciding to purchase Santander Brasil units and ADSs, including among others, risks related to Brazil, risks related to Santander Brasil and the Brazilian Financial Services Industry and risks relating to Santander Brasil units and ADSs, since one or more of these matters could negatively impact Santander Brasil business or financial performance and its ability to implement its business strategy successfully.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers
The following table shows the repurchases of shares made by the Bank or any of its Affiliated Purchasers during the first six months of 2009:

2009	(a) Total number of shares (or units) purchased	(b) Average price paid per share (or unit)	(c) Total number of shares (or units) purchased as part of publicly announced plans or programs	(d) Maximum number (or approximate dollar value) of shares (or units) that may yet be purchased under the plans or programs
January	106,770,816	6.36	—	—
February	75,465,757	5.49	—	—
March	76,056,976	4.72	—	—
April	342,956,241	6.17	—	—
May	126,408,973	7.14	—	—
June	140,328,484	8.16	—	—
Total	867,987,247
During the first six months of 2009, all purchases and sales of equity securities were made in open-market transactions.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 6-K and that it has duly caused and authorized the undersigned to sign this report on its behalf.

BANCO SANTANDER, S.A.
By:	/s/ José Antonio Álvarez
	Name:	José Antonio Álvarez
	Title:	Chief Financial Officer
Date: October 15, 2009

INDEX TO FINANCIAL STATEMENTS
(a) Index to Financial Statements

SANTANDER GROUP
CONDENSED CONSOLIDATED BALANCE SHEETS AT JUNE 30, 2009 (UNAUDITED) AND DECEMBER 31, 2008 (NOTES 1 TO 3)
(Thousands of Euros)

		June 30,	December 31,
	Note	2009	2008
ASSETS
CASH AND BALANCES WITH CENTRAL BANKS		46,334,065	45,781,345

FINANCIAL ASSETS HELD FOR TRADING	5	140,148,045	151,817,192

OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS	5	34,179,172	25,817,138

AVAILABLE-FOR-SALE FINANCIAL ASSETS	5	72,004,036	48,920,306

LOANS AND RECEIVABLES	5	763,628,121	699,614,727

HELD-TO-MATURITY INVESTMENTS	5	—	—

CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK		1,806,895	2,402,736

HEDGING DERIVATIVES		8,784,065	9,698,132

NON-CURRENT ASSETS HELD FOR SALE	6	16,473,329	9,267,486

INVESTMENTS:		196,137	1,323,453
Associates	7	196,137	1,323,453
Jointly controlled entities		—	—

INSURANCE CONTRACTS LINKED TO PENSIONS		2,406,851	2,446,989

REINSURANCE ASSETS		397,924	458,388

TANGIBLE ASSETS:	8	8,799,575	8,501,552
Property, plant and equipment		7,944,447	7,630,935
Investment property		855,128	870,617

INTANGIBLE ASSETS:	9	25,452,826	20,623,267
Goodwill		23,192,135	18,836,199

Other intangible assets		2,260,691	1,787,068

TAX ASSETS:		20,309,639	16,953,613
Current		2,546,244	2,309,465
Deferred		17,763,395	14,644,148

OTHER ASSETS		7,538,952	6,005,226

TOTAL ASSETS		1,148,459,632	1,049,631,550

LIABILITIES AND EQUITY
FINANCIAL LIABILITIES HELD FOR TRADING	10	143,066,975	136,620,235

OTHER FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS	10	35,400,283	28,639,359

FINANCIAL LIABILITIES AT AMORTIZED COST	10	831,920,683	770,007,599

CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK		752,039	440,136

HEDGING DERIVATIVES		5,244,046	5,957,611

LIABILITIES ASSOCIATED WITH NON- CURRENT ASSETS HELD FOR SALE	6	8,428,411	49,688

LIABILITIES UNDER INSURANCE CONTRACTS		20,426,808	16,849,511

PROVISIONS	11	18,223,617	17,736,259

TAX LIABILITIES:		7,470,020	5,768,665
Current		3,095,954	2,304,599
Deferred		4,374,066	3,464,066

OTHER LIABILITIES		10,681,277	7,560,995

TOTAL LIABILITIES		1,081,614,159	989,630,058

SHAREHOLDERS’ EQUITY:	12	68,595,935	65,886,582
Capital		4,077,803	3,997,030
Share premium		29,308,938	28,103,802
Reserves		24,897,959	20,868,406
Other equity instruments-		7,215,446	7,155,566
Less: Treasury shares		(320,299)	(421,198)
Profit for the period attributable to the Parent		4,519,003	8,876,414
Less: Dividends and remuneration	3	(1,102,915)	(2,693,438)

VALUATION ADJUSTMENTS:	12	(4,433,150)	(8,299,696)
Available-for-sale financial assets		693,149	79,293
Cash flow hedges		(515,657)	(309,883)
Hedges of net investments in foreign operations		247,795	1,467,289
Exchange differences		(4,855,803)	(9,424,871)
Non-current assets held for sale		(2,525)	36,878
Companies accounted for using the equity method		(109)	(148,402)

MINORITY INTERESTS	12	2,682,688	2,414,606
Valuation adjustments		(219,699)	(371,310)
Other		2,902,387	2,785,916

EQUITY		66,845,473	60,001,492

TOTAL LIABILITIES AND EQUITY		1,148,459,632	1,049,631,550

MEMORANDUM ITEMS:
CONTINGENT LIABILITIES		67,537,615	65,323,194
CONTINGENT COMMITMENTS		154,578,271	131,725,006
The accompanying Notes 1 to 16 are an integral part of the condensed consolidated balance sheet at June 30, 2009.

SANTANDER GROUP
UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENTS
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2009 AND 2008 (NOTES 1 TO 3)
(Thousands of Euros)

		(Debit) Credit
	Note	June 30, 2009	June 30, 2008 (*)

INTEREST AND SIMILAR INCOME	13	27,794,494	24,338,820
INTEREST EXPENSE AND SIMILAR CHARGES		(15,138,588)	(16,425,885)
INTEREST INCOME		12,655,906	7,912,935
INCOME FROM EQUITY INSTRUMENTS	13	240,672	318,780
INCOME FROM COMPANIES ACCOUNTED FOR USING THE EQUITY METHOD	7	(2,932)	611,682
FEE AND COMMISSION INCOME	13	5,341,223	4,761,751
FEE AND COMMISSION EXPENSE		(803,331)	(718,986)
GAINS/LOSSES ON FINANCIAL ASSETS AND LIABILITIES (net)	13	2,385,192	1,649,633
EXCHANGE DIFFERENCES (net)		(282,973)	6,370
OTHER OPERATING INCOME	13	3,545,250	4,706,604
OTHER OPERATING EXPENSES		(3,448,792)	(4,540,680)
TOTAL INCOME		19,630,215	14,708,089
ADMINISTRATIVE EXPENSES		(7,268,872)	(5,457,157)
Personnel expenses		(4,164,703)	(3,282,936)
Other general administrative expenses		(3,104,169)	(2,174,221)
DEPRECIATION AND AMORTISATION		(784,726)	(601,150)
PROVISIONS (net)		(661,625)	(248,565)
IMPAIRMENT LOSSES ON FINANCIAL ASSETS (net)	5	(4,860,673)	(2,465,427)
IMPAIRMENT LOSSES ON OTHER ASSETS (net)		(32,698)	(17,735)
GAINS/(LOSSES) ON DISPOSAL OF ASSETS NOT CLASSIFIED AS NON-CURRENT ASSETS HELD FOR SALE		16,219	55,179
GAINS/(LOSSES) ON DISPOSAL OF NON-CURRENT ASSETS HELD FOR SALE NOT CLASSIFIED AS DISCONTINUED OPERATIONS		(124,855)	(28,161)
OPERATING PROFIT BEFORE TAX		5,912,985	5,945,073
INCOME TAX		(1,242,511)	(1,071,129)
PROFIT FOR THE PERIOD FROM CONTINUING OPERATIONS		4,670,474	4,873,944
PROFIT FROM DISCONTINUED OPERATIONS (Net)	1-f	60,645	118,168
CONSOLIDATED PROFIT FOR THE PERIOD		4,731,119	4,992,112
Profit attributable to the Parent		4,519,003	4,730,267
Profit attributable to minority interests		212,116	261,845
EARNINGS PER SHARE:
In ordinary and discontinued operations:
Basic (euros)	3	0.5318	0.6620
Diluted (euros)	3	0.5291	0.6588
In ordinary operations:
Basic (euros)	3	0.5251	0.6458
Diluted (euros)	3	0.5224	0.6428
The accompanying Notes 1 to 16 are an integral part of the condensed consolidated income statement for the six-month period ended June 30, 2009.

(*)	Reclassified in order to reflect the operation discontinued in 2009.

SANTANDER GROUP
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF RECOGNIZED INCOME AND EXPENSE
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2009 AND 2008 (NOTES 1 TO 3)
(Thousands of Euros)

	Note	June 30, 2009	June 30, 2008

CONSOLIDATED PROFIT FOR THE PERIOD		4,731,119	4,992,112

OTHER RECOGNISED INCOME AND EXPENSE:		4,018,157	(2,981,022)
Available-for-sale financial assets:		996,422	(3,099,656)
Revaluation gains/(losses)	5	1,564,557	(2,435,224)
Amounts transferred to income statement		(466,096)	(664,432)
Other reclassifications		(102,039)	—
Cash flow hedges:		(223,982)	(177,491)
Revaluation gains/(losses)		(228,981)	(164,359)
Amounts transferred to income statement		51,362	(13,132)
Amounts transferred to the initial carrying amount of hedged items		—	—
Other reclassifications		(46,363)	—
Hedges of net investments in foreign operations:		(1,219,494)	742,531
Revaluation gains/(losses)		(1,219,494)	742,531
Amounts transferred to income statement		—	—
Other reclassifications		—	—
Exchange differences:		4,695,829	(1,202,768)
Revaluation gains/(losses)	9	4,693,251	(1,247,051)
Amounts transferred to income statement		2,578	44,283
Other reclassifications		—	—
Non-current assets held for sale:		(40,790)	—
Revaluation gains/(losses)		(40,790)	—
Amounts transferred to income statement		—	—
Other reclassifications		—	—
Actuarial gains/(losses) on pension plans		—	—
Companies accounted for using the equity method:		148,293	(33,914)
Revaluation gains/(losses)		(109)	(33,914)
Amounts transferred to income statement		—	—
Other reclassifications		148,402	—
Other recognized income and expenses		—	—
Income tax		(338,121)	790,276

TOTAL RECOGNISED INCOME AND EXPENSE		8,749,276	2,011,090

Attributable to the Parent		8,385,549	1,882,126
Attributable to minority interests		363,727	128,964
The accompanying Notes 1 to 16 are an integral part of the condensed consolidated statement of recognized income and expense for the six-month period ended June 30, 2009.

SANTANDER GROUP
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2009 AND 2008 (NOTES 1 TO 3)
(Thousands of Euros)

	Equity Attributable to the Parent
	Shareholders’ Equity
		Share Premium
		and Reserves			Profit for the
		Less Dividends			Period
		and	Other Equity	Less: Treasury	Attributable to	Valuation	Minority
	Capital	Remuneration	Instruments	Shares	the Parent	Adjustments	Interests	Total Equity

Balance at December 31, 2008	3,997,030	46,278,770	7,155,566	(421,198)	8,876,414	(8,299,696)	2,414,606	60,001,492
Adjustments due to changes in accounting policy
Adjustments made to correct errors
Adjusted beginning balance	3,997,030	46,278,770	7,155,566	(421,198)	8,876,414	(8,299,696)	2,414,606	60,001,492
Total recognized income and expense					4,519,003	3,866,546	363,727	8,749,276
Other changes in equity	80,773	6,825,212	59,880	100,899	(8,876,414)		(95,645)	(1,905,295)
Increases/(reductions) in capital	80,773	1,169,340						1,250,113
Conversion of financial liabilities into capital
Increases in other equity instruments			79,013					79,013
Reclassification from/to financial liabilities
Dividends paid		(3,221,810)					(92,474)	(3,314,284)
Transactions involving own equity instruments (net)		177,874		100,899				278,773
Transfers between equity items		8,895,547	(19,133)		(8,876,414)			—
Increases/(Decreases) due to business combinations
Equity-instrument-based payments
Other increases/(decreases) in equity		(195,739)					(3,171)	(198,910)
Balance at June 30, 2009	4,077,803	53,103,982	7,215,446	(320,299)	4,519,003	(4,433,150)	2,682,688	66,845,473
The accompanying Notes 1 to 16 are an integral part of the condensed consolidated statement of changes in total equity for the six-month period ended June 30, 2009.

SANTANDER GROUP
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2009 AND 2008 (NOTES 1 TO 3)
(Thousands of Euros)

	Equity Attributable to the Parent
	Shareholders’ Equity
		Share Premium
		and Reserves			Profit for the
		Less Dividends			Period
		and	Other Equity	Less: Treasury	Attributable to	Valuation	Minority
	Capital	Remuneration	Instruments	Shares	the Parent	Adjustments	Interests (*)	Total Equity (*)

Balance at December 31, 2007	3,127,148	35,203,751	7,086,881	(192)	9,060,258	722,036	2,358,269	57,558,151
Adjustments due to changes in accounting policy
Adjustments made to correct errors
Adjusted beginning balance	3,127,148	35,203,751	7,086,881	(192)	9,060,258	722,036	2,358,269	57,558,151
Total recognized income and expense					4,730,267	(2,848,141)	128,964	2,011,090
Other changes in equity		5,442,491	3,710	(49,973)	(9,060,258)		(152,576)	(3,816,606)
Increases/(reductions) in capital							73,863	73,863
Conversion of financial liabilities into capital
Increases in other equity instruments			39,967					39,967
Reclassification from/to financial liabilities								—
Dividends paid		(3,378,166)					(189,552)	(3,567,718)
Transactions involving own equity instruments (net)		(4,932)		(49,973)				(54,905)
Transfers between equity items		9,061,279	(1,021)		(9,060,258)
Increases/(Decreases) due to business combinations
Equity-instrument-based payments			(35,236)					(35,236)
Other increases/(decreases) in equity		(235,690)					(36,887)	(272,577)
Balance at June 30, 2008	3,127,148	40,646,242	7,090,591	(50,165)	4,730,267	(2,126,105)	2,334,657	55,752,635
The accompanying Notes 1 to 16 are an integral part of the condensed consolidated statement of changes in total equity for the six-month period ended June 30, 2009.

SANTANDER GROUP
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2009 AND 2008 (NOTES 1 TO 3)
(Thousands of Euros)

	Note	June 30, 2009	June 30, 2008

A. CASH FLOWS FROM OPERATING ACTIVITIES		(4,057,808)	(14,719,283)

Consolidated profit for the period		4,731,119	4,992,112
Adjustments made to obtain the cash flows from operating activities:		8,142,376	4,231,260
Depreciation and amortization		784,726	614,876
Other		7,357,650	3,616,384
Net increase/(decrease) in operating assets and liabilities:		(16,263,787)	(23,008,904)
Operating assets		(31,336,020)	(30,992,361)
Operating liabilities		15,072,233	7,983,457
Collections/(Payments) of income tax		(667,516)	(933,751)

B. CASH FLOWS FROM INVESTING ACTIVITIES		3,190,627	7,976,613

Payments:		(2,077,476)	(1,737,453)
Tangible assets	8	(995,628)	(1,077,961)
Intangible assets		(1,065,078)	(120,368)
Investments	7	(16,770)	(539,124)
Subsidiaries and other business units		—	—
Non-current assets held for sale and associated liabilities		—	—
Held-to-maturity investments		—	—
Other payments related to investing activities		—	—
Collections:		5,268,103	9,714,066
Tangible assets	8	489,608	553,639
Intangible assets		—	—
Investments		—	—
Subsidiaries and other business units		—	—
Non-current assets held for sale and associated liabilities	6	4,778,495	9,160,427
Held-to-maturity investments		—	—
Other collections related to investing activities		—	—

C. CASH FLOWS FROM FINANCING ACTIVITIES		(889,078)	(4,642,851)

Payments:		(10,498,805)	(9,256,119)
Dividends	3	(3,101,685)	(2,532,372)
Subordinated liabilities		(1,487,208)	(564,940)
Redemption of own equity instruments		—	—
Acquisition of own equity instruments	12	(5,615,195)	(4,444,223)
Other payments related to financing activities		(294,717)	(1,714,584)
Collections:		9,609,727	4,613,268
Subordinated liabilities		3,715,784	219,018
Issuance of own equity instruments		—	—
Disposal of own equity instruments	12	5,893,943	4,394,250
Other collections related to financing activities		—	—

D. EFFECT OF CHANGES IN EXCHANGE RATES		2,308,979	(82,841)

E. NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		552,720	(11,468,362)

F. CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		45,781,345	31,062,775

G. CASH AND CASH EQUIVALENTS AT END OF PERIOD		46,334,065	19,594,413

COMPONENTS OF CASH AND CASH EQUIVALENTS AT END OF PERIOD
Cash		4,154,605	2,588,699
Cash equivalents at central banks		42,179,460	17,005,714
Other financial assets		—	—
Less- Bank overdrafts refundable on demand		—	—

CASH AND CASH EQUIVALENTS AT END OF PERIOD		46,334,065	19,594,413

The accompanying Notes 1 to 16 are an integral part of the condensed consolidated statement of cash flows for the six-month period ended June 30, 2009.

Banco Santander, S.A. and Companies composing the Santander Group
Explanatory notes to the unaudited condensed consolidated half-yearly financial statements for the six-month period ended June 30, 2009
1. Introduction, basis of presentation of the interim condensed consolidated financial statements and other information
a)	Introduction

Banco Santander, S.A. (“the Bank” or “Banco Santander”) is a private-law entity subject to the rules and regulations applicable to banks operating in Spain. The bylaws and other public information on the Bank can be consulted on the website of the Bank (www.santander.com) and at its registered office at Paseo de Pereda 9-12, Santander.

In addition to the operations carried on directly by it, the Bank is the head of a group of subsidiaries that engage in various business activities and which compose, together with it, the Santander Group (“the Group” or “the Santander Group”).

The Group’s interim condensed consolidated financial statements (”half-yearly financial statements”) for the six-month period ended June 30, 2009 were prepared and signed by the Group’s directors at the meeting held on July 20, 2009. The Group’s consolidated financial statements for 2008 were approved by the shareholders at the Bank’s annual general meeting on June 19, 2009.

b)	Basis of presentation of the half-yearly financial statements

Under Regulation (EC) no. 1606/2002 of the European Parliament and of the Council of July 19, 2002, all companies governed by the law of an EU Member State and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated financial statements for the years beginning on or after January 1, 2005 in conformity with the International Financial Reporting Standards (IFRSs) previously adopted by the European Union.

In order to adapt the accounting system of Spanish credit institutions to the new standards, the Bank of Spain issued Circular 4/2004, of December 22, on Public and Confidential Financial Reporting Rules and Formats.

The Group’s consolidated financial statements for 2008 were prepared by the Bank’s directors (at the Board Meeting on March 23, 2009) in accordance with International Financial Reporting Standards as adopted by the European Union and with Bank of Spain Circular 4/2004, using the basis of consolidation, accounting policies and measurement bases set forth in Note 2 to the aforesaid consolidated financial statements and, accordingly, they presented fairly the Group’s equity and financial position at December 31, 2008, and the consolidated results of its operations, the consolidated recognized income and expense and the consolidated cash flows in 2008. The aforementioned principles, policies and measurement bases were in conformity with the International Financial Reporting Standards approved by the International Accounting Standards Board (IASB).

These half-yearly financial statements were prepared and are presented in accordance with IAS 34, Interim Financial Reporting, for the preparation of interim condensed financial statements, in conformity with Article 12 of Royal Decree 1362/2007, and taking into account the requirements of Spanish National Securities Market Commission (CNMV) Circular 1/2008, of January 30. The aforesaid half-yearly financial statements will be included in the half-yearly financial report for the first six months of 2009 to be presented by the Group in accordance with the aforementioned Circular 1/2008.

In accordance with IAS 34, the interim financial information is intended only to provide an update on the content of the latest annual consolidated financial statements authorized for issue, focusing on new activities, events and circumstances arising during the six-month period, rather than duplicating information reported in the previous consolidated financial statements authorized for issue. Consequently, these half-yearly financial statements do not include all the information required of complete consolidated financial statements prepared in accordance with International Financial Reporting Standards and, accordingly, in order to properly comprehend the information included in these half-yearly financial statements, these should be read together with the Group’s consolidated financial statements for the year ended December 31, 2008.

The accounting policies and methods used in preparing these half-yearly financial statements are the same as those applied in the consolidated financial statements for 2008, taking into account the standards and interpretations that came into force in the first half of 2009. Accordingly:

•	The following standards and interpretations came into force and were adopted by the European Union in the first half of 2009:
•
IFRS 8 Operating Segments: this standard replaces IAS 14. A management approach is adopted for reporting on the financial performance of the business segments. The information to be reported will be that used internally by management to assess the performance of the segments and to allocate resources among them.

•
Revision of IAS 23 Borrowing Costs: the option of the immediate recognition as an expense of the borrowing costs relating to assets that take a substantial period of time to get ready for use or sale is eliminated and, therefore, these borrowing costs must be capitalized.

•
Revision of IAS 1 Presentation of Financial Statements: introduces certain changes in the presentation of financial statements. The statement of changes in equity will only include changes in equity arising from transactions with owners acting in their capacity as owners. As regards “non-owner” changes (e.g. transactions with third parties or income and expenses recognized directly in equity), the revised standard provides the option of presenting income and expense items and components of other comprehensive income either in a single statement of comprehensive income with subtotals or in two separate statements. IAS 1 also introduces new reporting requirements when the entity applies a change in accounting policy retrospectively, makes a restatement or reclassifies items in previously issued financial statements.

Paragraph 10 of the revised IAS 1 provides the possibility of changing the names of the financial statements. The new terminology to be used to refer to the financial statements is as follows:
•	The balance sheet becomes the statement of financial position.

•	The income statement becomes the separate income statement.

•	The statement of recognized income and expense becomes the statement of comprehensive income.

•	The statement of changes in total equity becomes the statement of changes in equity.

•	The statement of cash flows does not undergo any terminology changes.
In preparing these half-yearly financial statements the Group has retained the names of the financial statements used in the consolidated financial statements for 2008.

•	Amendment to IFRS 2 — Share-based Payment: the objective of the amendment is basically to clarify the concepts of vesting conditions and cancellations in share-based payments.

•
Amendments to IAS 32 Financial Instruments: Presentation and IAS 1 Presentation of Financial Statements: the amendments will permit certain financial instruments, whose features include that of being redeemable, to be classified as equity, provided that they meet certain criteria including that of being the most subordinated class, and provided that they evidence a residual interest in the net assets of the entity.

•
Amendments to IFRS 1 and IAS 27, Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate: this amendment refers to separate financial statements and, therefore, is not applicable to consolidated financial statements.

•	IFRIC 13 Customer Loyalty Programs: due to the nature of this interpretation, the application thereof will not have a material effect on the condensed consolidated half-yearly financial statements.

•
IFRS 14 IAS 19—The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction: this interpretation provides general guidance on how to ascertain the limit in IAS 19, Employee Benefits, on the amount of the surplus that can be recognized as an asset. It also explains how pension assets or liabilities can be affected when there is a statutory or contractual minimum funding requirement and establishes that the entity only needs to recognize an additional liability if it has a contractual obligation to make additional contributions to the plan and its capacity to recover them is restricted. The interpretation standardizes the practice and ensures that entities recognize an asset in relation to a surplus on a consistent basis.

•	IFRIC 15 Agreements for the Construction of Real Estate: this interpretation clarifies the recognition of revenue and expenses associated with the construction of real estate.

•
IFRIC 16 Hedges of a Net Investment in a Foreign Operation: this interpretation clarifies the following matters: firstly, the exposure to foreign exchange differences between the functional currency of the foreign operation and the presentation currency of the parent cannot be designated as a hedged risk, and only the foreign currency exposure arising between the functional currency of the parent and that of its foreign operation qualifies for hedge accounting; secondly, the hedging instrument used to hedge the net investment may be held by any entity within the group, not necessarily by the parent of the foreign operation; and, lastly, it addresses how an entity should determine the amounts to be reclassified from equity to profit or loss on disposal of the foreign operation.

The application of the aforementioned accounting standards and interpretations did not have any material effects on the Group’s half-yearly financial statements.

•	Also, at the date of preparation of these half-yearly financial statements the following standards and interpretations with effective dates subsequent to June 30, 2009 were in force:
•
Revision of IFRS 3 Business Combinations and Amendment to IAS 27 Consolidated and Separate Financial Statements: introduce significant changes in several matters relating to accounting for business combinations. These changes include most notably the following: acquisition costs must be expensed, rather than recognized as an increase in the cost of the business combination; in step acquisitions the acquirer must remeasure at fair value the investment held prior to the date that control is obtained; and there is an option to measure at fair value the minority interests of the acquiree, as opposed to the single current treatment of measuring them as the proportionate share of the fair value of the net assets acquired. Since the standard will be applied prospectively, and it will become applicable on January 1, 2010, in general the directors do not expect significant modifications to arise in connection with the business combinations performed.

•
Amendment to IAS 39, Eligible Hedged Items: this amendment establishes that inflation may only be designated as a hedged item if it is a contractually specified portion of the cash flows to be hedged. Only the intrinsic value and not the time value of a purchased option may be used as a hedging instrument.

•
Amendment to IAS 39 and IFRIC 9 clarifying the treatment of embedded derivatives for companies which have made use of the Amendment to IAS 39 on reclassifications, issued by the IASB (pending adoption by the European Union). This amendment clarifies that in a reclassification of an asset in the “financial assets at fair value through profit or loss” category all the embedded derivatives must be measured and, where necessary, accounted for separately in the financial statements.

•
Amendment to IAS 17— Leases (pending adoption by the European Union): the objective of this amendment is to eliminate the specific treatment of classifying properties as leases, so that only the general rule prevails.

•
Amendment to IAS 36 — Impairment (pending adoption by the European Union): the objective of this amendment is to clarify that in assigning goodwill on a business combination the largest business unit to which it may be assigned is an operating segment as defined in IFRS 8. This change significantly affects entities which have performed annual impairment tests on an aggregate basis.

•
IFRIC 12 Service Concession Arrangements (pending adoption by the European Union): owing to the nature of this interpretation, following its adoption by the European Union its application will not affect the consolidated financial statements.

•
IFRIC 17 Distributions of Non-cash Assets to Owners (pending adoption by the European Union): this interpretation addresses the accounting treatment of the distribution of non-cash assets to owners (“dividends in kind”), although its scope does not include distributions of assets within a group or between jointly controlled entities. The interpretation requires an entity to measure the dividend payable at the fair value of the assets to be distributed and to recognize any difference with respect to the carrying amount of the asset in profit or loss.

•
IFRIC 18 Transfers of assets from customers (pending adoption by the European Union): clarifies the requirements for agreements whereby an entity receives from customers items of property, plant and equipment (or cash for the construction of such items) that must be used to connect those customers to a network (e.g. electricity, gas or water supply).

•
At the date of preparation of these half-yearly financial statements, the following standards and interpretations with effective dates prior to June 30, 2009 had not yet been adopted by the European Union:

•
Amendment to IFRS 7 Financial Instruments: the objective of this amendment is basically to increase disclosure requirements. It increases the requirements for disclosure of fair value measurement and liquidity risk. However, this amendment is applicable for full years beginning after January 1, 2009 and, therefore, its application is not mandatory for the preparation of these half-yearly financial statements.

c)	Estimates made

The consolidated results and the determination of consolidated equity are sensitive to the accounting policies, measurement bases and estimates used by the directors of the Bank in preparing the half-yearly financial statements. The main accounting policies and measurement bases are described in Note 2 to the 2008 consolidated financial statements.

In the half-yearly financial statements estimates were occasionally made by the senior executives of the Bank and of the consolidated entities in order to quantify certain of the assets, liabilities, income, expenses and commitments reported herein. These estimates, which were made on the basis of the best information available, relate basically to the following:

1.
The income tax expense, which in accordance with IAS 34 is recognized in interim periods on the basis of the best estimate of the weighted average tax rate expected by the Group for the full-year period;

2.	The impairment losses on certain assets;

3.	The assumptions used in the calculation of the post-employment benefit liabilities and commitments and other obligations;

4.	The useful life of tangible and intangible assets;

5.	The measurement of goodwill arising on consolidation; and

6.	The fair value of certain unquoted assets.
In the six-month period ended June 30, 2009 there were no significant changes in the estimates made at 2008 year-end other than those indicated in these half-yearly financial statements.

d)	Other matters
i.	Challenges of corporate resolutions

A detailed description of the objections to certain corporate resolutions adopted by the Bank’s shareholders at the general meetings on January 18, 2000, March 4, 2000, March 10, 2001, February 9, 2002, June 24, 2002, June 21, 2003, June 19, 2004 and June 18, 2005 is provided in Note 1-d. i) to the Group’s consolidated financial statements for the year ended December 31, 2008.

The only matters which underwent any changes from the date of preparation of the Group’s consolidated financial statements for 2008 and the date of preparation of these half-yearly financial statements were as follows:

• On November 23, 2007, the Santander Court of First Instance number 7 dismissed in full the claims contesting the resolutions adopted at the general meeting on June 21, 2003. The plaintiffs filed an appeal against the judgment. The Court was notified of the decease of one of the appellants and the Court considered his appeal to have been withdrawn on the grounds of his decease and the failure to appear of his heirs. The other three appeals filed were dismissed in full in a judgment handed down by the Cantabria Provincial Appellate Court on June 30, 2009. Against this judgment the appellants prepared an extraordinary appeal on the grounds of procedural infringements and a cassation appeal.

• On July 13, 2007, the Santander Court of First Instance number 10 dismissed in full the claims contesting the resolutions adopted at the general meeting on June 18, 2005. The plaintiffs filed an appeal against the judgment. In a judgment dated May 14, 2009, the Cantabria Provincial Appellate Court dismissed the appeals in full. Against this judgment the appellants prepared an extraordinary appeal on the grounds of procedural infringements and a cassation appeal.

The directors of the Bank and their legal advisers consider that the objections to the aforementioned corporate resolutions will have no effect on the Group’s half-yearly financial statements.
ii.	Credit assignment transactions

The developments since 1992 in relation to certain claims brought against the Group in connection with certain credit assignment transactions performed are described in Note 1-d. ii) to the Group’s consolidated financial statements for the year ended December 31, 2008.

There were no material changes in this connection from the date of preparation of the Group’s consolidated financial statements for 2008 to the date of preparation of these half-yearly financial statements.

e)	Contingent assets and liabilities

Note 2-o to the Group’s consolidated financial statements for the year ended December 31, 2008 includes information on the contingent assets and liabilities at that date. There were no significant changes in the Group’s contingent assets and liabilities from December 31, 2008 to the date of preparation of these half-yearly financial statements.

f)	Comparative information

The information for 2008 contained in these half-yearly financial statements is presented solely for the purposes of comparison with the information relating to the six-month period ended June 30, 2009.

As a result of the Group’s divestment of the business in Venezuela, upon the sale of Banco de Venezuela, S.A., Banco Universal (see Note 2-i), the results arising from the consolidation of this company (EUR 116 million) were reclassified in the income statement for the six-month period ended June 30, 2008, as stipulated by current accounting regulations, from each of the headings under which they were previously recorded to “Profit from Discontinued Operations”.

Additionally, for the purposes of comparison of the information, it should be noted that, as discussed in Note 3-b) to the Group’s consolidated financial statements for 2008, Banco Real has been fully consolidated in the Group’s consolidated financial statements since the fourth quarter of 2008. Until then, Banco Real had been accounted for using the equity method through the ownership interest held in RFS Holdings. Also, in the second half of 2008 the Group acquired, inter alia, Alliance & Leicester and the distribution channels and retail deposits of Bradford & Bingley (see Note 3 to the consolidated financial statements for 2008), and in the first half of 2009 it acquired several companies (see Note 2), including most notably Sovereign Bancorp, all of which were fully consolidated from the date of acquisition.

g)	Seasonality of the Group’s transactions

Given the activities in which the Group companies engage, their transactions are not cyclical or seasonal in nature. Accordingly, no specific disclosures are provided in these explanatory notes to the condensed consolidated financial statements for the six-month period ended June 30, 2009.

h)	Materiality

In determining the disclosures to be made in relation to the various items in the financial statements or other matters, the Group, in accordance with IAS 34, took into account their materiality with respect to the half-yearly financial statements.

i)	Events after the reporting period

From July 1, 2009 to the date of preparation of the financial statements for the first half of 2009, the following significant events took place at the Santander Group:

CEPSA

On July 30, 2009, Grupo Santander transferred to International Petroleum Investment Corporation (“IPIC”) its 32.5% stake in Compañía Española de Petróleos, S.A. (“CEPSA”), a Spanish petrochemical group, at the agreed price of €33 per share. With this transaction, the historical annual return for Grupo Santander derived from its investment in CEPSA was 13%. The sale has no impact on Grupo Santander’s earnings since this holding in CEPSA entered in the accounts under the equity method.

Banco de Venezuela

In May 2009 Banco Santander S.A. reached an agreement to sell its ownership interest in Banco de Venezuela. On July 6, 2009 it was sold to Banco de Desarrollo Económico y Social (a public institution of Venezuela) for USD 1,050 million, of which USD 630 million were received in cash on that date, USD 210 million were paid in October 2009 and the remainder was deferred until December 2009.

Offers to exchange perpetual issues for other financial instruments

On July 9, 2009, it was announced that Banco Santander S.A. and its subsidiary Santander Financial Exchanges Limited had launched exchange offers on the international markets relating to 30 capital securities issued by Santander and its subsidiaries, with a total principal amount of approximately EUR 9,100 million. The exchange comprises the delivery of new securities that meet the current market standards and regulatory requirements for them to be eligible as capital at consolidated level.

The purpose of the exchange offers is to improve the capital structure and strengthen the balance sheet of the Santander Group. The gains on the transaction, which the Group plans to allocate in full to provisions, will depend on the ultimate degree of acceptance of each individual offer. The Group’s annual borrowing costs will not increase as a result of the exchange offers.

The acceptance level of the exchange offers reached 49.8% and the nominal amount of the new securities issued was €3,210 million.

Purchase of securitizations

On August 24, 2009 Banco Santander, S.A. invited holders of certain securitization bonds for a total nominal amount of €25,273 million to tender any or all of the bonds for purchase by Banco Santander for cash.

The aggregate outstanding nominal amount of securities accepted for purchase was €609 million.

Launch of primary offer of units of Banco Santander (Brasil) S.A.

On September 21, 2009 Grupo Santander announced that Banco Santander (Brasil) S.A. had published a notice to the market announcing the launch of a primary offer of units, registered with the Brazilian Comissão de Valores Mobilários and, in unit and ADR format, with the U.S. Securities and Exchange Commission. The offered securities, units, are share deposit certificates. Once the capital increase has been approved by the Banco Central do Brasil each unit will represent 55 common shares and 50 preferred shares of Banco Santander (Brasil) S.A. The size of the offering, not including the “green shoe” option which the underwriters may exercise, amounts to a total of 525,000,000 units, the shares underlying which represent 16.21% of the current share capital of Banco Santander (Brasil) S.A. or 13.95% of the postoffer share capital. On October 6, 2009, the pricing of the capital increase carried out by Banco Santander (Brasil) S.A. was fixed at 23.5 Brazilian Reais per unit, equivalent, at the then prevailing exchange rate, to a total amount of €4,760 million, which values Banco Santander (Brasil) S.A. at €34,150 million following the increase.

On October 7, 2009, trading of the units commenced on the New York and Sao Paulo stock exchanges.

The estimated capital gain generated by this transaction for Grupo Santander amounted to €1,430 million.

Conversion of “Valores Santander”

With regard to the currently outstanding “Valores Santander”, which are securities mandatorily convertible into newly-issued ordinary shares of the Bank issued in 2007 to partially finance the takeover bid launched on ABN AMRO, Banco Santander has informed on October 14, 2009 that conversion of 754 of such “Valores Santander” was requested in the ordinary conversion period that ended on October 5, 2009. Pursuant to the terms of such securities, Banco Santander has issued 257,647 new shares in exchange for those “Valores Santander”. The public deed formalizing the capital increase was registered with the Commercial Registry of Cantabria on October 14, 2009.

After this increase, Banco Santander’s share capital is 4,077,931,685 euros, represented by 8,155,863,370 shares, par value 0.50 euro each.

Scrip dividend

Based on a resolution of our shareholders acting at the general shareholders’ meeting held on June 19, 2009, the Bank will offer shareholders the option to receive a scrip dividend as payment of the second interim dividend on account of the 2009 earnings. The final price of the undertaking to purchase rights of Banco Santander, calculated in accordance with what is established in the increase resolution is €0.12. As a result, those shareholders willing to receive their remuneration in cash, will be able to sell their free allotment rights to Banco Santander at a fixed gross price of €0.12.

j)	Condensed consolidated statements of cash flows

The following terms are used in the condensed consolidated statements of cash flows with the meanings specified:
1.	Cash flows: inflows and outflows of cash and cash equivalents, which are short-term, highly liquid investments that are subject to an insignificant risk of changes in value.

2.	Operating activities: the principal revenue-producing activities of credit institutions and other activities that are not investing or financing activities.

3.	Investing activities: the acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents.

4.	Financing activities: activities that result in changes in the size and composition of the equity and liabilities that are not operating activities.

In preparing the condensed consolidated statements of cash flows, short-term highly liquid investments that are subject to an insignificant risk of changes in value were classified as “cash and cash equivalents”. Accordingly, the Group classifies as cash and cash equivalents the balances recognized under “Cash and Balances with Central Banks” in the condensed consolidated balance sheet.

k)	Individual disclosures relating to Banco Santander, S.A.

The individual disclosures relating to Banco Santander, S.A. which were considered relevant for the proper comprehension of the half-yearly financial report were included in the appropriate sections and notes of these half-yearly financial statements.

2. Santander Group
Appendixes I, II and III to the consolidated financial statements for the year ended December 31, 2008 include relevant information on the Group companies that were consolidated at that date and on the equity-accounted Group companies.
Also, Note 3 to the aforementioned financial statements includes a description of the most significant acquisitions and disposals of companies performed by the Group in 2008, 2007 and 2006.
The significant acquisitions and disposals made by the Group in the first six months of 2009 are detailed below:
Acquisition of 75.65% of Sovereign Bancorp

On October 13, 2008, Banco Santander, S.A. (Santander) and Sovereign Bancorp Inc., the parent of Sovereign Bank, announced that Santander would acquire Sovereign through a share exchange. At the date of the announcement Santander held 24.35% of the outstanding ordinary shares of Sovereign, classified in the 2008 balance sheet as “Investments” (see Note 7). The Capital and Finance Committee of Sovereign, composed of independent directors, requested that Santander consider acquiring the 75.65% of the company that it did not own. The Committee assessed the transaction and recommended it to the company’s Board of Directors.

Under the terms of the definitive transaction agreement, which was unanimously approved by the non-Santander directors of Sovereign and by the Executive Committee of Santander, Sovereign shareholders will receive 0.2924 Banco Santander American Depository Shares (ADSs) for each ordinary Sovereign share they own (or 1 Banco Santander ADS for every 3.42 Sovereign shares). Based on the closing price of Santander ADSs on Friday, October 10, 2008, the transaction had an aggregate value of approximately USD 1,900 million (EUR 1,400 million), or USD 3.81 per share, and met Santander’s criteria for acquisitions, both strategically, by significantly enhancing the geographical diversification of the Group, and financially, with a projected net profit for Sovereign of USD 750 million in 2011.

On January 26, 2009, Banco Santander held an extraordinary general meeting at which the shareholders approved the capital increase to cater for the acquisition of 75.65% of the US entity Sovereign Bancorp Inc., which was agreed upon in October 2008. 96.9% of the share capital was present or represented at the meeting.

On January 28, 2009, the shareholders at the general meeting of Sovereign approved the acquisition.

On January 30, 2009, the acquisition of Sovereign was completed and Sovereign became a wholly-owned subsidiary of the Santander Group. The transaction involved the issue of 0.3206 ordinary shares of Banco Santander for each ordinary share of Sovereign (equivalent to the approved exchange of 0.2924 ADSs adjusted for the dilution arising from the capital increase carried out in December 2008). To this end, 161,546,320 ordinary shares were issued for a cash amount (par value plus share premium) of EUR 1,302,063,339.20.

The volume of assets contributed by Sovereign to the Group amounts to approximately EUR 51,756 million at the closing exchange rate for June 2009, of which approximately EUR 7,609 million relate to available-for-sale financial assets and EUR 37,564 million to loans and receivables. At June 30, 2009, Sovereign also contributed to the Group financial liabilities amounting to approximately EUR 49,145 million and provisions amounting to EUR 427 million. At June 30, 2009, the Group was working on the allocation of the purchase price to assets and had initially determined goodwill at EUR 1,328 million at the closing exchange rate for June 2009.

Acquisition of Real Tokio Marine Vida e Previdencia

In March 2009 the Santander Brasil Group acquired the 50% of the insurance company Real Tokio Marine Vida e Previdencia that it did not already own from Tokio Marine for BRL 678 million (EUR 225 million).

General Electric Money and Interbanca

The first quarter of 2009 saw the completion of the agreement reached by Banco Santander and GE in March 2008 whereby Banco Santander would acquire the units of GE Money in Germany (already acquired in the fourth quarter of 2008), Finland and Austria and its card and vehicle financing units in the UK, and GE Commercial Finance would acquire Interbanca, an entity specializing in wholesale banking which is to be assigned to Banco Santander in the distribution of ABN AMRO’s assets. The costs associated with these acquisitions are shown in the table below. The initial goodwill arising from the acquisition of the GE business amounted to EUR 394 million at June 2009.

The table below also provides detailed information on the most representative acquisitions and disposals of ownership interests in the aforementioned and other entities, as well as other significant corporate transactions, that took place in the first half of 2009:

BUSINESS COMBINATIONS OR OTHER ACQUISITIONS OR INCREASES IN OWNERSHIP INTERESTS IN SUBSIDIARIES, JOINT VENTURES AND/OR INVESTMENTS IN ASSOCIATES (CURRENT PERIOD)

			Cost (net) of the combination (a) + (b)
			(thousands of euros)
			Amount (net) paid in
			the acquisition + other	Fair value of the equity		% of total voting
		Effective date	costs directly	instruments issued for		rights in the
		of transaction	attributable to the	the acquisition of the	% of voting	entity following
Name of the entity (or line of business) acquired or merged	Category	(d/m/y)	combination (a)	entity (b)	rights acquired	the acquisition
2 & 3 Triton Limited	Acquisition	30/03/2009	12,015	—	100.00%	100.00%
Companhia Brasileira de Soluções e Serviços	Acquisition	30/06/2009	4,648	—	15.32%	15.32%
First National Tricity Finance Limited	Acquisition	08/01/2009	119,918	—	100.00%	100.00%
GE Money Bank GmbH	Acquisition	07/01/2009	834,397	—	100.00%	100.00%
GE Money Oy	Acquisition	07/01/2009	81,822	—	100.00%	100.00%
Partang, SGPS, S.A.	Incorporation	04/06/2009	51,402	—	50.00%	50.00%
Santander Cards UK Limited	Acquisition	08/01/2009	1,139,598	—	100.00%	100.00%
Santander Global Consumer Finance Limited	Acquisition	08/01/2009	92,714	—	100.00%	100.00%
Santander UK Loans Limited	Acquisition	08/01/2009	157,743	—	100.00%	100.00%
Sovereign Bancorp, Inc. (Consolidated)	Increase in ownership interest	31/01/2009	—	1,302,063	75.65%	100.00%
Tecnologia Bancária S.A.	Acquisition	30/06/2009	3,717	—	20.69%	20.69%
Time Retail Finance Limited	Acquisition	08/01/2009	19,541	—	100.00%	100.00%
DECREASE IN OWNERSHIP INTERESTS IN SUBSIDIARIES, JOINT VENTURES AND/OR INVESTMENTS IN ASSOCIATES OR OTHER SIMILAR TRANSACTIONS (CURRENT PERIOD)

		Effective date	% of voting rights	% of total voting rights	Gain/(loss)
Name of the entity ( or line of business) disposed of, spun off or		of transaction	disposed of or	of the entity following	generated
derecognised	Category	(d/m/y))	derecognised	the disposal	(thousands of euros)
Santander Consumer Finance B.V.	Merger	03/06/2009	100.00%	0.00%	—

3. Dividends paid by the Bank and earnings per share
a)	Dividends paid by the Bank
The dividends paid by the Bank during the first six months of 2009 and 2008 were as follows:

	First Half of 2009			First Half of 2008
			Amount			Amount
	% of Par	Euros per	(Thousands	% of Par	Euros per	(Thousands
	Value	Share	of Euros)	Value (*)	Share (*)	of Euros)

Ordinary shares	76.1%	0.38031	3,101,684	75.5%	0.37751	2,532,373
Other shares (without voting rights, redeemable, etc.)	—	—	—	—	—	—

Total dividends paid	76.1%	0.38031	3,101,684	75.5%	0.37751	2,532,373

Dividends paid out of profit	76.1%	0.38031	3,101,684	75.5%	0.37751	2,532,373
Dividends paid with a charge to reserves or share premium	—	—	—	—	—	—
Dividends paid in kind	—	—	—	—	—	—

(*)	The adjustment arising from the capital increase with pre-emptive subscription rights carried out in December 2008 is included pursuant to IAS 33.
•	On February 1 and May 1, 2009, dividends amounting to EUR 1,002,650 thousand and EUR 2,099,035 thousand, respectively, were paid out of 2008 profit.

•
In addition to the dividends paid out of profit shown in the table above, during the first half of 2009 EUR 240 million (first half of 2008: EUR 255 million) were paid, with a charge to reserves, corresponding to the interest on the securities necessarily convertible into new ordinary shares of the Bank (“Valores Santander”) (see Note 12). Such interest is disclosed in the statement of changes in total equity under “Other Increases/(Decreases) in Equity”.

•
From August 1, onwards, the first interim dividend will be paid out of 2009 profit, totaling EUR 0.135234 per share, the same amount that was paid in August 2008. Since this dividend had already been agreed upon at June 30, 2009, it is presented as a decrease in Group equity under “Shareholders’ Equity – Dividends and Remuneration”.

•
The annual general meeting held on June 19, 2009 approved a new shareholder remuneration scheme whereby the Bank gives shareholders the option of receiving a sum equal to the second interim dividend for 2009 either in cash or in new shares. The three other dividends will continue to be paid in cash.

b)	Earnings per share in ordinary activities and discontinued operations
i.	Basic earnings per share

Basic earnings per share are calculated by dividing the net profit attributable to the Group in a period by the weighted average number of ordinary shares outstanding during that period, excluding the average number of treasury shares held in the period.

Accordingly:

	30/06/09	30/06/08

Net profit attributable to the Parent (thousands of euros)	4,519,003	4,730,267
Of which:
Profit from discontinued operations (thousands of euros)	56,898	115,276
Profit from ordinary activities (thousands of euros)	4,462,105	4,614,991

Weighted average number of shares outstanding	8,018,375,381	6,677,566,505
Assumed conversion of convertible debt	478,468,900	468,128,452

Adjusted number of shares	8,496,844,281	7,145,694,957

Basic earnings per share (euros)	0.5318	0.6620

Of which: from discontinued operations (euros)	0.0067	0.0161

from ordinary activities (euros)	0.5251	0.6458

ii.	Diluted earnings per share

In calculating diluted earnings per share, the amount of profit attributable to ordinary shareholders and the weighted average number of shares outstanding, net of treasury shares, are adjusted to take into account all the dilutive effects inherent to potential ordinary shares (share options, warrants and convertible debt instruments).

Accordingly, diluted earnings per share were determined as follows:

	30-06-09	30-06-08

Net profit attributable to the Parent (thousands of euros)	4,519,003	4,730,267
Dilutive effect of changes in profit for the half year arising from potential conversion of ordinary shares
Profit attributable to the Parent (thousands of euros)	4,519,003	4,730,267

Of which:
Profit from discontinued operations (thousands of euros)	56,898	115,276

Profit from ordinary activities (thousands of euros)	4,462,105	4,614,991

Weighted average number of shares outstanding	8,018,375,381	6,677,566,505
Dilutive effect of:
Assumed conversion of convertible debt	478,468,900	468,128,452
Options/receipt of shares	44,433,896	33,906,865

Adjusted number of shares	8,541,278,177	7,179,601,822

Diluted earnings per share (euros)	0.5291	0.6588

Of which: from discontinued operations (euros)	0.0067	0.0161

from ordinary activities (euros)	0.5224	0.6428

The calculation of the weighted average number of shares outstanding, for the periods presented, included the adjustment arising from the capital increase with pre-emptive subscription rights carried out in December 2008 (see Note 31 to the consolidated financial statements for 2008).

4. Remuneration and other benefits paid to the Bank’s directors and senior managers
Note 5 to the Group’s consolidated financial statements for the year ended December 31, 2008 includes the detail of the remuneration and other benefits paid to the Bank’s directors and senior managers in 2008, 2007 and 2006.
The summary of the most significant disclosures on the aforementioned remuneration and benefits for the six-month periods ended June 30, 2009 and 2008 is as follows:
Remuneration of directors (1)

	Thousands of Euros
	30/06/09	30/06/08

Members of the Board of Directors:
Type of remuneration-
Fixed remuneration	5,180	5,034
Variable remuneration	—	—
Attendance fees	686	661
Bylaw-stipulated emoluments	—	—
Transactions with shares and/or other financial instruments	—	6,612
Other	750	744

	6,616	13,051

(1)	The notes to the consolidated financial statements for 2009 will contain detailed and complete information on the remuneration paid to all the directors, including executive directors.
Other benefits of the directors

	Thousands of Euros
	30/06/09	30/06/08

Members of the Board of Directors:
Other benefits-
Advances	—	—
Loans granted	1,112	2,087
Contributions to pension funds and plans	734	699
Pension funds and plans: obligations assumed	284,529	251,364
Life insurance premiums	944	912
Guarantees provided for directors	11	—
Also, Lord Burns received from Abbey EUR 291 thousand in the first half of 2009 (EUR 651 thousand in 2008), Rodrigo Echenique received EUR 18 thousand from Banco Banif, S.A. (EUR 36 thousand in 2008) and Matías Rodríguez Inciarte received EUR 28 thousand from U.C.I., S.A. (EUR 42 thousand in 2008) in connection with their positions as members of the Boards of Directors of Group companies.

Remuneration of senior managers (1)

	Thousands of Euros
	30/06/09	30/06/08

Senior management:
Total remuneration of senior management	15,378	35,042

(1)
The above amounts reflect the remuneration for the six-month period irrespective of the months in which the senior managers have held positions as members of the Bank’s general management, and they exclude the remuneration of executive directors.

The amounts disclosed in the tables in this note referring to the first half of 2008 include, under “Transactions with Shares and/or Other Financial Instruments” for the executive directors, and under “Total Remuneration of Senior Management” for the senior managers, the remuneration in kind relating to the exercise of options on shares of Banco Santander, S.A. and the delivery of shares of Banco Español de Crédito, S.A., as the case may be, arising from the exercise in the first half of 2008 of a portion of the options granted in the three-year incentive plans approved by the annual general meetings of Banco Santander, S.A. on June 18, 2005 and of Banco Español de Crédito, S.A. on February 28, 2006. The aforementioned incentive plans are detailed in Note 47 to the Group’s consolidated financial statements for the year ended December 31, 2008, and details of the rights granted are set out in Note 5 thereto.
Also, it should be mentioned that the annual variable remuneration (or bonus) for 2008 paid to the directors and the other members of senior management was disclosed in the information on remuneration set forth in the notes to the financial statements for that year. Similarly, the variable remuneration allocable to 2009 profit or loss, the approval of which will be adopted by the Board of Directors at year-end, will be set forth in the notes to the financial statements for 2009.
5. Financial assets
a)	Breakdown and detail
The breakdown, by nature and category for measurement purposes, of the Group’s financial assets, other than the balances relating to “Cash and Balances with Central Banks” and “Hedging Derivatives”, at June 30, 2009 and December 31, 2008 is as follows:

	Thousands of Euros
	30/06/09
		Other Financial
	Financial	Assets at Fair	Available-for-		Held-to-
	Assets Held	Value through	Sale Financial	Loans and	Maturity
	for Trading	Profit or Loss	Assets	Receivables	Investments

Loans and advances to credit institutions	4,497,720	13,194,145	—	64,429,029	—
Loans and advances to customers	3,204,959	9,186,133	—	681,677,061	—
Debt instruments	47,737,724	7,361,666	64,383,049	17,522,031	—
Equity instruments	6,940,424	4,437,228	7,620,987	—	—
Trading derivatives	77,767,218	—	—	—	—

	140,148,045	34,179,172	72,004,036	763,628,121	—

	Thousands of Euros
	31/12/08
		Other
		Financial
	Financial	Assets at Fair	Available-for-		Held-to-
	Assets Held	Value through	Sale Financial	Loans and	Maturity
	for Trading	Profit or Loss	Assets	Receivables	Investments

Loans and advances to credit institutions	5,149,584	8,911,906	—	64,730,787	—
Loans and advances to customers	684,348	8,972,707	—	617,231,380	—
Debt instruments	43,895,548	5,154,732	42,547,677	17,652,560	—
Equity instruments	6,272,403	2,777,793	6,372,629	—	—
Trading derivatives	95,815,309	—	—	—	—

	151,817,192	25,817,138	48,920,306	699,614,727	—

Following is a description of the most significant transactions carried out in the first half of 2009 in relation to the available-for-sale financial assets:
Metrovacesa, S.A. (Metrovacesa)
On February 20, 2009, certain credit institutions, including Banco Santander, S.A. and Banco Español de Crédito, S.A., reached an agreement to restructure the debt of the Sanahuja Group. As a result, they received, in payment of this group’s debt, shares representing 54.75% of Metrovacesa’s share capital.
The aforementioned agreement also stipulated the acquisition by the creditor entities of an additional 10.77% stake in Metrovacesa, which entailed an additional outlay of EUR 214 million for the Group (the Sanahuja family was granted a call option on these shares that may be exercised within four years), and other conditions relating to the administration of Metrovacesa.
Following the execution of the agreement, the Santander Group had a 23.63% ownership interest in Metrovacesa, S.A., of which 5.38% was subject to the aforementioned call option.
At the June 2009 close, the Group’s investment in Metrovacesa totaled EUR 744 million, net of the impairment recognized under “Impairment Losses on Financial Assets”, amounting to EUR 195 million, as a result of the measurement of the investment in Metrovacesa at net asset value (NAV).
France Telecom España, S.A. (“France Telecom”)
On April 29, 2009, the Group announced it had entered into an agreement with Atlas Services Nederland BV (a wholly-owned subsidiary of France Telecom) to sell the Group’s 5.01% ownership interest in France Telecom España, S.A. for EUR 377.6 million.

b)	Valuation adjustments for impairment of financial assets
b.1) Available-for-sale financial assets
As indicated in Note 2 to the consolidated financial statements for the year ended December 31, 2008, as a general rule, changes in the carrying amounts of financial assets and liabilities are recognized with a charge or credit to the consolidated income statement. However, in the case of available-for-sale financial assets the changes in value are recognized temporarily in consolidated equity under “Valuation Adjustments — Available-for-Sale Financial Assets”, unless they relate to exchange differences, in which case they are recognized in “Valuation Adjustments — Exchange Differences” (exchange differences arising on monetary financial assets are recognized in “Exchange Differences” in the consolidated income statement).
Items charged or credited to “Valuation Adjustments — Available-for-Sale Financial Assets” and “Valuation Adjustments — Exchange Differences” remain in the Group’s consolidated equity until the related assets are derecognized, whereupon they are taken to the consolidated income statement. When there is objective evidence at the date of measurement of these instruments that the aforementioned differences are due to permanent impairment, they are no longer recognized in equity under “Valuation Adjustments — Available-for-Sale Financial Assets” and are reclassified, for the cumulative amount at that date, to the consolidated income statement.
At June 30, 2009, the Group had analyzed the changes in fair value of the various assets composing this portfolio and charged net impairment losses of EUR 183,439 thousand to income (June 30, 2008: reversal of EUR 11,118 thousand). Accordingly, except for the aforementioned impairment of the investment in Metrovacesa amounting to EUR 195 million, there were no significant differences at that date that could be considered to be due to permanent impairment. Hence, the impairment allowances amounted to only EUR 203 million at June 30, 2009 (December 31, 2008: EUR 190 million). Accordingly, most of the changes in value of these assets are presented in equity under “Valuation Adjustments — Available-for-Sale Financial Assets” and “Valuation Adjustments — Exchange Differences”. The changes in the balance of these valuation adjustments in the half-year period are recognized in the consolidated statement of recognized income and expense.

b.2) Loans and receivables
The changes in the balance of the allowances for impairment losses on the assets included under “Loans and Receivables” in the first half of 2009 and 2008 were as follows:

	Thousands of Euros
	30/06/09	30/06/08

Balance at beginning of the period	12,719,624	8,796,371
Impairment losses charged to income	5,120,914	2,791,715
Of which:
Individually assessed	6,512,212	2,818,607
Collectively assessed	762,758	440,760
Impairment losses reversed with a credit to income	(2,154,056)	(467,652)

Inclusion of entities in the Group in the period (Note 2)	1,335,409	275
Write-off of impaired balances against recorded impairment allowance	(4,220,957)	(1,880,158)
Exchange differences and other changes	463,152	(155,546)
Transfers between allowances	(28,142)	(22,146)

Balance at end of the period	15,390,000	9,530,511

The written-off assets recovered in the first six months of 2009 and 2008 amounted to EUR 443,680 thousand and EUR 315,170 thousand, respectively. Considering these amounts and those recognized under “Impairment Losses Charged to Income” in the table above, the impairment losses on “Loans and Receivables” amounted to EUR 4,677,234 thousand and EUR 2,476,545 thousand in the first half of 2009 and 2008, respectively. If the impairment losses on available-for-sale financial assets (see Note 5-b.1) are added to these amounts, the impairment losses on financial assets total EUR 4,860,673 thousand and EUR 2,465,427 thousand for the periods ended June 30, 2009 and 2008, respectively.
c)	Impaired assets
The detail of the changes in the first six months of 2009 and 2008 in the balance of the financial assets classified as loans and receivables and considered to be impaired due to credit risk is as follows:

	Millions of Euros
	30/06/09	30/06/08

Balance at beginning of the period	14,121	6,072
Net additions	10,262	4,372
Changes in the scope of consolidation (Note 2)	1,106	—
Written-off assets	(4,221)	(1,880)
Exchange differences and other	382	(107)

Balance at end of the period	21,650	8,457

This amount, after deducting the related allowances, represents the Group’s best estimate of the fair value of the impaired assets.

6. Non-current assets held for sale and Associated liabilities
The breakdown, by nature, of the Group’s non-current assets held for sale at June 30, 2009 and December 31, 2008 is as follows:

	Thousands of Euros
	30/06/09	31/12/08

Santander Group in Venezuela	8,839,275	—
Cash and balances with central banks	2,832,517	—
Loans and advances to customers	4,703,169	—
Debt instruments	522,046	—
Other assets	781,543	—

Other
Equity instruments	1,332	3,890,215
Of which:
Cepsa	—	2,846,300
Interbanca (Note 2)	—	1,000,000
Tangible assets	6,836,335	5,265,868
Of which:
Foreclosed assets	1,920,526	1,113,006
Other tangible assets held for sale (*)	4,915,809	4,152,862
Other assets	796,387	111,403

	16,473,329	9,267,486

(*)
Includes land and buildings acquired from borrowers in payment of their debts in 2009 and 2008 amounting to EUR 4,174 million and EUR 3,768 million, respectively, net of impairment losses and costs to sell.

The breakdown, by nature, of the liabilities associated with the Group’s non-current assets held for sale at June 30, 2009 and December 31, 2008 is as follows:

	Thousands of Euros
	30/06/09	31/12/08

Santander Group in Venezuela	8,089,108	—
Customer deposits	7,453,638	—
Other liabilities	635,470	—

Other
Deposits from credit institutions	154,025	—
Other	185,278	49,688

	8,428,411	49,688

Cepsa
On March 31, 2009, the Group announced the agreement with The International Petroleum Investment Company of the Emirate of Abu Dhabi for the sale of the 32.5% ownership interest held by the Group in CEPSA for EUR 33 per share, which would be reduced by the amount of the dividends collected prior to completion of the transaction out of 2009 profit. This transaction did not have an impact on the Group’s profit for the first half of 2009.

Venezuela
In May 2009 Banco Santander S.A. reached an agreement for the sale of its ownership interest in Banco de Venezuela. At June 30, 2009, the Bank’s directors classified the assets and liabilities relating to this investment as non-current assets held for sale and associated liabilities since they intend to recover its value through sale in the short term. Also, the results arising from the consolidation of the aforementioned company were reclassified in both half years (2009 and 2008), in accordance with current accounting regulations, from each of the headings under which they were previously included to “Profit from Discontinued Operations”.
In July the investment was sold to Banco de Desarrollo Económico y Social (a public institution of Venezuela) for USD 1,050 million, of which EUR 630 million were received in cash and payment of the remainder was deferred until October and December 2009.
7. Investments
a)	Breakdown
The breakdown, by company, of the balance of “Investments” is as follows:

	Thousands of Euros
	30/06/09	31/12/08

Sovereign (Note 2)	—	1,103,623
Other companies	196,137	219,830

	196,137	1,323,453

b)	Changes
The changes in the balance of this item during the first half of 2009 were as follows:

Thousands
of Euros

Balance at December 31, 2008	1,323,453

Purchases and capital increases	5,880
Change of consolidation method	(1,305,578)
Of which Sovereign (Note 2)	(1,346,461)

Transfers	(66,758)
Effect of equity accounting	(2,932)
Dividends paid	(4,914)
Exchange differences and other changes	246,986

Balance at June 30, 2009	196,137

c)	Impairment losses
There was no evidence of any impairment of the investments in associates in the first half of 2009 and 2008.
8. Tangible assets
a)	Changes in the period
In the first six months of 2009 and 2008 tangible asset items were acquired for EUR 995,628 thousand and EUR 1,077,961 thousand, respectively. Also, in the first six months of 2009 and 2008 tangible asset items were disposed of with carrying amounts of EUR 489,608 thousand and EUR 495,200 thousand, respectively, giving rise to net losses of EUR 11,088 thousand in the first half of 2009 (net gains of EUR 58,439 thousand in the same period in 2008).
b)	Impairment losses
There were no significant impairment losses on tangible assets in the first six months of 2009 and 2008.
c)	Property, plant and equipment purchase commitments
At June 30, 2009 and 2008, the Group did not have any significant commitments to purchase property, plant and equipment items.

9. Intangible assets
a)	Goodwill
The breakdown, by company, of the balance of “Goodwill” is as follows:

	Thousands of Euros
	30/06/09	31/12/08

Santander Brasil (*)	8,265,545	6,850,128
Abbey Group (United Kingdom)	7,496,401	6,456,594
Totta Group (Portugal)	1,640,746	1,640,746
Sovereign Bancorp	1,327,853	—
Santander Consumer Bank AG (formerly CC Holding) (Germany)	824,483	824,483
Banco Santander Chile	666,323	562,827
Alliance & Leicester	567,646	464,555
Drive Group	476,574	484,005
Grupo Financiero Santander Serfin (Mexico)	431,506	416,261
Banesto	369,155	369,155
GE Capital Bank Limited	283,024	—
Interbanco, S.A.	122,295	122,295
Santander Consumer Bank AS (Norway)	120,132	112,131
Finconsumo (Italy)	105,921	105,921
Other companies	494,531	427,098

	23,192,135	18,836,199

(*)	Including Banco Real.

The changes in goodwill from December 31, 2008 to June 30, 2009 relate mainly to the goodwill arising on the acquisition of Sovereign (see Note 2) and exchange differences which, pursuant to current regulations, were recognized with a credit to “Valuation Adjustments — Exchange Differences” in equity. The change in the balance of this heading is disclosed in the consolidated statement of recognized income and expense.
At least once per year (or whenever there is any indication of impairment), the Group reviews goodwill for impairment (i.e. a potential reduction in its recoverable value to below its carrying amount). For this purpose, it analyses the following: (i) certain macroeconomic variables that might affect its investments (population data, political situation, economic situation -including bankarisation-, among others); (ii) various microeconomic variables comparing the investments of the Group with the financial services industry of the country in which the Group carries on most of its business activities (balance sheet composition, total funds under management, results, efficiency ratio, capital ratio, return on equity, among others); and (iii) the price earnings (P/E) ratio of the investments as compared with the P/E ratio of the stock market in the country in which the investments are located and that of comparable local financial institutions.
In accordance with the foregoing, and based on the estimates, projections and valuations available to the Bank’s directors, in the first six months of 2009 there were no significant impairment losses which required recognition.
b)	Other intangible assets
In the first half of 2009 there were no significant impairment losses with respect to items classified as “Other Intangible Assets”.
10. Financial liabilities
a)	Breakdown and detail
The breakdown, by nature and category for measurement purposes, of the Group’s financial liabilities, other than “Hedging Derivatives”, at June 30, 2009 and December 31, 2008 is as follows:

	Thousands of Euros
	30/06/09			31/12/08
		Other			Other
		Financial			Financial
	Financial	Liabilities at	Financial	Financial	Liabilities at	Financial
	Liabilities	Fair Value	Liabilities at	Liabilities	Fair Value	Liabilities at
	Held for	through Profit	Amortized	Held for	through Profit	Amortized
	Trading	or Loss	Cost	Trading	or Loss	Cost

Deposits from central banks	17,711,771	8,114,350	20,179,226	9,109,857	4,396,901	9,211,957
Deposits from credit institutions	33,858,692	15,606,128	66,744,291	26,841,854	9,733,268	70,583,533
Customer deposits	5,741,848	8,771,089	469,261,087	4,896,065	9,318,117	406,015,268
Marketable debt securities	2,712,777	2,908,716	215,833,000	3,569,795	5,191,073	227,642,422
Trading derivatives	77,696,835	—	—	89,167,433	—	—
Subordinated liabilities	—	—	41,687,312	—	—	38,873,250
Short positions	5,325,906	—	—	3,035,231	—	—
Other financial liabilities	19,146	—	18,215,767	—	—	17,681,169

	143,066,975	35,400,283	831,920,683	136,620,235	28,639,359	770,007,599

These amounts include the financial instruments issued by the consolidated companies which, although equity for legal purposes, do not meet the requirements for classification as equity. These shares do not carry voting rights and are not cumulative. They were subscribed to by non-Group third parties and, except for the shares of Abbey amounting to GBP 200 million, are redeemable at the discretion of the issuer, based on the terms and conditions of each issue.
b)	Information on issues, repurchases or redemptions of debt instruments
Following is a detail, at June 30, 2009 and 2008, of the outstanding balance of the debt instruments which at these dates had been issued by the Bank or any other Group entity. Also included is the detail of the changes in this balance during the first six months of 2009 and 2008:

	Thousands of Euros
	30/06/09
	Outstanding				Outstanding
	Balance at			Exchange	Balance at
	Beginning of		Repurchases	Rate and	End of
	Period		or	Other	Period
	01/01/09	Issues	Redemptions	Adjustments	30/06/09

Debt instruments issued in an EU member state, which required the registration of a prospectus	217,611,836	58,902,349	(69,141,758)	(1,261,552)	206,110,875
Debt instruments issued in an EU member state, which did not require the registration of a prospectus	2,202,753	96,391	(1,477,884)	152,742	974,002
Other debt instruments issued outside of EU member states	55,461,951	41,750,241	(55,235,573)	14,080,309	56,056,928

	275,276,540	100,748,981	(125,855,215)	12,971,499	263,141,805

	Thousands of Euros
	30/06/08
	Outstanding				Outstanding
	Balance at			Exchange	Balance at
	Beginning of		Repurchases	Rate and	End of
	Period		or	Other	Period
	1/01/08	Issues	Redemptions	Adjustments	30/06/08

Debt instruments issued in an EU member state, which required the registration of a prospectus	219,179,105	56,548,996	(37,503,828)	(5,634,384)	232,589,889
Debt instruments issued in an EU member state, which did not require the registration of a prospectus	393,889	549,895	(45,860)	51,776	949,700
Other debt instruments issued outside of EU member states	49,906,432	7,859,891	(15,464,994)	(2,145,119)	40,156,210

	269,479,426	64,958,782	(53,014,682)	(7,727,727)	273,695,799

At June 30, 2009 no issues were convertible into Bank shares, nor had any privileges or rights been granted that may, in certain circumstances, make them convertible into shares, except the “Valores Santander” discussed in Note 12-b.
c)	Other issues guaranteed by the Group
At June 30, 2009 and 2008, there were no debt instruments issued by associates or non-Group third parties that had been guaranteed by the Bank or any other Group entity.
d)	Case-by-case information on certain issues, repurchases or redemptions of debt instruments
The main characteristics of the most significant issues, repurchases or redemptions made by the Group in the first six months of 2009, or guaranteed by the Bank or Group entities, were as follows:

The most significant issues and repayments in the first six months of 2009 were as follows:

	Issuer Data		Data on the Transactions Performed in the First Half of 2009
							Amount
							of the Issue,	Balance
							Repurchase or	Outstanding at				Risks Additional
		Issuer or					Redemption	30/06/09				to the Guarantee
	Relatedness	Issue Credit			Type of	Date of the	(Millions of	(Millions of		Market where	Type of	that the Group
Name	to the Bank	Rating	Transaction	ISIN Code	Security	Transaction	Euros)	Euros) (a)	Interest Rate	Traded	Guarantee Given	would Assume
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	AA	Issue	XS0434592449	Senior debt	18/06/09	704	704	5.50%	London	—	N/A
SANTANDER INTERNATIONAL PREFERRED S.A.U.	Subsidiary	A+/ A+/ Aa3	Issue	XS0418031778	Preference shares	18/03/09	756	756	2.00%	London	Banco Santander, S.A. guarantee	N/A
SANTANDER FINANCE CAPITAL S.A.U.	Subsidiary	A+/ A+/ Aa3	Issue	XS0418134663	Preference shares	18/03/09	314	314	2.00%	London	Banco Santander, S.A. guarantee	N/A
SANTANDER FINANCE CAPITAL S.A.U.	Subsidiary	A-/ A+/ Aa3	Issue	ES0175179078	Preference shares	30/06/09	1,966	1,966	5.75% — 4.75% 3-M EUR+2.20%	Spain	Banco Santander, S.A. guarantee	N/A
BANESTO FINANCIAL PRODUCTS PLC	Subsidiary	AA/ Aa2	Issue	XS0426539184	Senior debt	08/05/09	1,000	1,000	4.00%	Ireland	—	N/A
BANESTO FINANCIAL PRODUCTS PLC	Subsidiary	AA/ Aa2	Issue	ES0113440004	Preference shares	29/06/09	497	497	6%. 5% 3-M EUR+2.30%	Ireland	—	N/A
BANCO SANTANDER, S.A.	Parent	AAA/ Aaa	Issue	ES0413900186	Mortgage bond	27/05/09	1,500	1,500	3.88%	Spain	—	N/A
BANCO SANTANDER TOTTA, S.A.	Subsidiary	AA-/ AA/ Aa3	Issue	PTCPP4OM0023	Senior debt	12/06/09	1,000	1,000	3.75%	Luxembourg	—	N/A
SANTANDER INTERNATIONAL DEBT, S.A.	Subsidiary	AA/ AA/ Aa1	Issue	XS0423949394	Senior debt	21/04/09	1,250	1,250	3.38%	Luxembourg	Banco Santander, S.A. guarantee	N/A
SANTANDER INTERNATIONAL DEBT, S.A.	Subsidiary	AA/ AA/ Aa1	Issue	XS0432637493	Senior debt	17/06/09	500	500	2.10%	Luxembourg	Banco Santander, S.A. guarantee	N/A
BANCO ESPAÑOL DE CREDITO, S.A.	Subsidiary	AAA/ Aaa	Issue	ES0413440159	Mortgage bond	04/06/09	1,000	1,000	3.63%	Spain	—	N/A
BANCO ESPAÑOL DE CREDITO, S.A.	Subsidiary	AAA/ Aaa	Issue	ES0413440142	Mortgage bond	17/02/09	557	557	3.50%	Spain	State guarantee end of December 2008	N/A
ALLIANCE & LEICESTER PLC	Subsidiary	AA	Repayment	XS0180721655	Senior debt	26/01/09	564	—	3.66%	Europe	—	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	AA	Repayment	XS0282857522	Senior debt	23/01/09	328	—	3-M EUR+1.0%	London	—	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	AA	Repayment	FR0000109282	Senior debt	17/03/09	305	—	5.75%	France	—	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	AA	Repayment	XS0192848595	Senior debt	27/05/09	950	—	EU3M+0.125%	London	—	N/A
ABBEY NATIONAL PLC	Subsidiary	AA	Repayment	XS0092676625	Subordinated debt	07/01/09	511	—	5.00%	London	—	N/A
SANTANDER US DEBT, S.A.U.	Subsidiary	A+/ AA- /Aa3	Repayment	US802815AG55	Senior debt	06/02/09	492	—	US3M + 0.06%	London	Banco Santander, S.A. guarantee	N/A
SANTANDER FINANCE CAPITAL S.A.U.	Subsidiary	BBB /A /A2	Repayment	ES0175179003	Preference shares	07/01/09	450	—	EU3M+0.10%	Spain	Banco Santander, S.A. guarantee	N/A
SANTANDER FINANCE CAPITAL S.A.U.	Subsidiary	BBB+ /A /A2	Repayment	ES0175179029	Preference shares	18/02/09	400	—	EU3M+0.10%	Spain	Banco Santander, S.A. guarantee	N/A
BANESTO FINANCIAL PRODUCTS PLC	Subsidiary	AA/ Aa	Repayment	XS0285050786	Senior debt	12/02/09	200	—	4.13%	Dublin	—	N/A
BANESTO FINANCIAL PRODUCTS PLC	Subsidiary	AA/Aa/AA	Repayment	US059878AS78	Senior debt	11/02/09	244	—	US3M	United States	—	N/A
BANCO SANTANDER, S.A.	Subsidiary	AA+ /Aa1	Repayment	ES0413900053	Mortgage bond	15/03/09	500	—	3.25%	Spain	—	N/A
BANCO SANTANDER, S.A.	Subsidiary	A+/ AA- /Aa3	Repayment	ES0313900344	Senior debt	16/03/09	1,000	—	EU3M+0.125%	Spain	—	N/A
SANTANDER INTERNATIONAL DEBT, S.A.	Subsidiary	A+/ AA- /Aa3	Repayment	XS0240630037	Senior debt	23/01/09	1,000	—	EU3M + 0.075%	Luxembourg	Banco Santander, S.A. guarantee	N/A
SANTANDER INTERNATIONAL DEBT, S.A.	Subsidiary	A+/ AA- /Aa3	Repayment	XS0244503685	Senior debt	02/03/09	1,000	—	EU3M+0.09%	Luxembourg	Banco Santander, S.A. guarantee	N/A

	Issuer Data		Data on the Transactions Performed in the First Half of 2009
							Amount
							of the Issue,	Balance
							Repurchase or	Outstanding at				Risks Additional
		Issuer or					Redemption	30/06/09				to the Guarantee
	Relatedness	Issue Credit			Type of	Date of the	(Millions of	(Millions of		Market where	Type of	that the Group
Name	to the Bank	Rating	Transaction	ISIN Code	Security	Transaction	Euros)	Euros) (a)	Interest Rate	Traded	Guarantee Given	would Assume
SANTANDER INTERNATIONAL DEBT, S.A.	Subsidiary	A+/ AA-/ Aa3	Repayment	XS0250658084	Senior debt	14/04/09	1,000	—	EU3M+0.10%	Luxembourg	Banco Santander, S.A. guarantee	N/A
SANTANDER INTERNATIONAL DEBT, S.A.	Subsidiary	A+/ AA-/ Aa3	Repayment	XS0218350139	Senior debt	06/05/09	1,000	—	EU3M+0.105%	Luxembourg	Banco Santander, S.A. guarantee	N/A
SANTANDER INTERNATIONAL DEBT, S.A.	Subsidiary	AA/ F1+/ Aa1	Repayment	XS0362266842	Senior debt	20/05/09	750	—	5.19%	Luxembourg	Banco Santander, S.A. guarantee	N/A
SANTANDER INTERNATIONAL DEBT, S.A.	Subsidiary	A+/ AA-/ Aa3	Repayment	XS0223064212	Senior debt	29/06/09	500	—	EU3M+0.115%	Luxembourg	Banco Santander, S.A. guarantee	N/A
SANTANDER INTERNATIONAL DEBT, S.A.	Subsidiary	A-1+/ F1+/ Aa1	Repayment	XS0364909001	Senior debt	05/06/09	580	—	5.10%	Luxembourg	Banco Santander, S.A. guarantee	N/A
SANTANDER INTERNATIONAL DEBT, S.A.	Subsidiary	A-1+/ F1+/ Aa1	Repayment	XS0368531157	Senior debt	11/06/09	235	—	GB3M + 0.19%	Luxembourg	Banco Santander, S.A. guarantee	N/A
SANTANDER INTERNATIONAL DEBT, S.A.	Subsidiary	AA/ F1+/ P-1	Repayment	XS0371631630	Senior debt	27/06/09	221	—	JPL3M + 0.22%	Luxembourg	Banco Santander, S.A. guarantee	N/A
BANCO SANTANDER TOTTA, S.A.	Subsidiary	A+/ AA-/ A1	Repayment	XS0252830236	Senior debt	11/05/09	425	—	5.67%	Luxembourg	—	N/A
BANCO SANTANDER TOTTA, S.A.	Subsidiary	AA/ AA/ Aa3	Repayment	PTBSPPOM0019	Senior debt	18/06/09	645	—	5.72%	Luxembourg	—	N/A
BANCO ESPAÑOL DE CREDITO, S.A.	Subsidiary	AA/Aa2	Repayment	ES0313440119	Senior debt	10/06/09	1,000	—	EU3M+0.125%	Spain	—	N/A

(a)	The amounts relating to securities denominated in foreign currencies were translated to euros at the exchange rate prevailing at the end of the first half of 2009.

11. Provisions
a)	Breakdown

The breakdown of the balance of “Provisions” is as follows:

	Thousands of Euros
	30/06/09	31/12/08

Provisions for pensions and similar obligations	10,806,442	11,198,117
Provisions for taxes and other legal contingencies	3,280,755	2,363,706
Provisions for contingent liabilities and commitments:	816,152	678,584
Of which: country risk	84,299	56,254
Other provisions	3,320,268	3,495,852

Provisions	18,223,617	17,736,259

b)	Provisions for taxes and other legal contingencies and Other provisions

The balances of “Provisions — Provisions for Taxes and Other Legal Contingencies and “Provisions — Other Provisions” which include, inter alia, provisions for restructuring costs and tax and legal litigation, were estimated using prudent calculation procedures in keeping with the uncertainty inherent to the obligations covered. The definitive date of the outflow of resources embodying economic benefits for the Group depends on each obligation. In certain cases, these obligations have no fixed settlement period and, in other cases, are based on litigation in progress.

c)	Litigation
i.	Tax litigation

At June 30, 2009, the main tax litigation concerning the Group was as follows:

• “Mandados de Segurança” filed by Banco Santander, S.A. and other Group companies in Brazil to secure their right to pay the Brazilian social contribution tax on net income at a rate of 8%. In the case of Banco Santander, S.A., on June 9, 2008, a special and extraordinary appeal was filed at the Supreme Federal Court against the unfavorable judgment handed down by the Federal Regional Court on January 14, 2008, on which a decision is pending. In the case of Banco ABN AMRO Real S.A., two “Mandados de Segurança” were filed; with respect to the first, an appeal was lodged at the Supreme Court of Justice and the Supreme Federal Court and with respect to the second, an appeal was filed on February 12, 2008 at the Federal Regional Court following an unfavorable judgment on January 29, 2008.

• “Mandados de Segurança” filed by Banco Santander, S.A. and other Group companies in Brazil to secure their right to consider the social contribution tax on net income (CSLL) as deductible in the calculation of Brazilian legal entities income tax (IRPJ). In the case of Banco Santander, S.A. this action was declared unwarranted and an appeal was filed at the Federal Regional Court, requesting, as a precautionary measure, to have the claimability of the tax credit stayed and permission was obtained to deposit the disputed amounts with the courts. On October 1, 2007, an unfavorable judgment was handed down by the Federal Regional Court which was appealed against by Banco Santander (Brasil) S.A. through a request for an amendment of judgment (Embargos de Declaraçao) filed on October 8, 2007. On March 6, 2008, the Court rejected this request and dismissed the subsequent appeal, and the related special and extraordinary appeal was filed on July 1, 2008.

• “Mandados de Segurança” filed by Banco Santander, S.A. and other Group entities to secure their right to pay the Brazilian PIS and COFINS social contributions only on the income from the provision of services. In the case of Banco Santander, S.A., the “Mandado de Segurança” was declared unwarranted and an appeal was filed at the Federal Regional Court. On September 13, 2007, this Court handed down a favorable judgment. The Brazilian federal authorities have filed an appeal against this judgment at a higher court. In the case of Banco ABN AMRO Real, S.A., a favorable judgment was obtained on March 9, 2007, against which the federal authorities have filed a claim at a higher court.

• A court action was filed on August 24, 2000 by ABN AMRO Arrendamiento Mercantil S.A. requesting the deductibility for income tax purposes of depreciation expenses in the same period as that in which lease income is recognized. The company obtained a favorable judgment on April 16, 2008, against which an appeal was filed by the Brazilian tax authorities. A decision has yet to be handed down by the Federal Regional Court.

• Real Leasing S.A. Arrendamiento Mercantil and Banco ABN AMRO Real S.A. have various administrative and court claims in progress concerning the deductibility of the allowance for doubtful receivables for 1995.

• Banco Santander, S.A. and other Group companies in Brazil have administrative and court proceedings in progress against various municipalities which are claiming payment of the services tax on certain income from operations not classified as services.

• A claim was filed against Abbey National Treasury Services plc by tax authorities abroad in relation to the refund of certain tax credits and other associated amounts. The legal advisers of Abbey National Treasury Services plc considered that the grounds to contest this claim were well-founded, proof of which is that a favorable judgment was handed down at first instance in September 2006, although the judgment was appealed against by the tax authorities in January 2007. However, in December 2006 an unfavorable judgment for another taxpayer was handed down on another proceeding which might affect this case.

• A court action was filed by Sovereign Bancorp Inc. claiming application of a tax credit for international double taxation in relation to the taxes paid abroad from 2003 to 2005 with respect to financing transactions with an international bank.

ii.	Legal litigation
At June 30, 2009, the main legal litigation concerning the Group was as follows:

• Mis-selling: claims associated with the sale by Abbey of certain financial products to its customers.

The provisions recorded by Abbey in this connection were calculated on the basis of the best estimate of the number of claims that would be received, of the percentage of claims that would be upheld and of the related amounts.

• LANETRO, S.A.: claim (ordinary lawsuit no. 558/2002) filed by LANETRO, S.A. against Banco Santander, S.A. at Madrid Court of First Instance no. 34, requesting that the Bank comply with the obligation to subscribe to EUR 30.05 million of a capital increase at the plaintiff.

On December 16, 2003, a judgment was handed down dismissing the plaintiff’s claims. The subsequent appeal filed by LANETRO was upheld by a decision of the Madrid Provincial Appellate Court on October 27, 2006. The Bank filed extraordinary appeals on grounds of procedural infringements and an extraordinary cassation appeal against the aforementioned decision, which were given leave to proceed by the Supreme Court.

• Ordinary proceeding filed by Galesa de Promociones, S.A. against the Bank at Elche Court of First Instance no. 5, Alicante (case no. 1946/2008). In the claim, indemnification for damage and losses amounting to EUR 51,396,971.43 was sought as a result of the Supreme Court judgment of November 24, 2004 declaring the annulment of the foreclosure proceeding brought by the Bank against the complainant, which concluded with the award to the Bank of the mortgaged properties concerned and their subsequent sale by our Bank to third-party buyers. The Supreme Court judgment ordered the procedural steps of the foreclosure proceeding to be reversed to before the stage when the auctions were held, a requirement which is impossible to comply with as a result of the sale of properties by the Bank to the aforementioned third parties and, accordingly, the properties could not been returned to the debtor company to be reauctioned.

The damages claimed are broken down as follows: (i) EUR 18,428,076.43 relating to the value of the assets auctioned; (ii) EUR 32,608,895 for lost profits arising from the loss of the properties by the complainant, which prevented it from continuing its business as a property developer; and (iii) EUR 360,000 for loss of rental income.

On October 31, 2008, a summons was served on the Bank to answer and contest the claim. The Bank answered and contested the complainant’s petitions in the appropriate manner and, at the same time, filed a counterclaim against Galesa de Promociones S.A. for the amount it owes the Bank, based on the difference between the value of the properties and the amount of the loan.

Galesa de Promociones, S.A. answered the counterclaim on January 12, 2009. The preliminary hearing of the parties was held on April 7, 2009 and the court case was scheduled for September 30, 2009.

• Declaratory large claims action brought at Madrid Court of First Instance no. 19 (case no. 87/2001) in connection with a claim filed by Inversión Hogar, S.A. against the Bank. This claim sought the termination of a settlement agreement entered into between the Bank and the complainant on December 11, 1992.

On May 19, 2006, a judgment was handed down at first instance, whereby the agreement was declared to be terminated and the Bank was ordered to pay EUR 1.8 million, plus the related legal interest since February 1997, to return a property that was given in payment under the aforementioned agreement, to pay an additional EUR 72.9 million relating to the replacement value of the assets foreclosed, and subsequently sold, by the Bank, and to pay all the related court costs. The Bank and Inversión Hogar, S.A. filed appeals against the judgment.

On July 30, 2007, the Madrid Provincial Appellate Court handed down a decision upholding in full the appeal filed by the Bank, revoking the decision handed down at first instance and dismissing the appeal lodged by Inversión Hogar, S.A. Inversión Hogar, S.A., as it had announced, on completion of the clarification procedure, filed a cassation appeal against the aforementioned decision and an extraordinary appeal on grounds of procedural infringements at the Civil Chamber of the Supreme Court, which was given leave to proceed by the Madrid Provincial Appellate Court.

• Complaint in an ordinary proceeding filed by Inés Arias Domínguez and a further 17 persons against Santander Investment, S.A. at Madrid Court of First Instance no. 13 (case no. 928/2007), seeking damages of approximately EUR 43 million, plus interest and costs. The plaintiffs, who are former shareholders of Yesocentro S.A. (Yesos y Prefabricados del Centro, S.A.) allege that Santander Investment, S.A. breached the advisory services agreement entered into on October 19, 1989 between the former Banco Santander de Negocios, S.A. and the plaintiffs, the purpose of which was the sale of shares owned by the plaintiffs to another company called Invercámara, S.A.

This complaint was duly contested by Santander Investment, S.A. on November 5, 2007. The preliminary hearing was set for April 28, 2008 although it was subsequently suspended until the exception for a preliminary ruling filed by the Bank was resolved.

A judgment by the Madrid Court of First Instance no. 13 dated September 1, 2008 ordered the suspension of the preliminary ruling proceeding. This judgment has been appealed against by the plaintiffs and the Bank stated its opposition to the appeal in a notice dated December 16, 2008.

• On February 6, 2008, Banco Santander, S.A. filed a request for arbitration with the Secretary of the Spanish Arbitration Court against the business entity Gaesco Bolsa, Sociedad de Valores, S.A., in respect claiming the EUR 66,418,077.27 that the latter owes Banco Santander, S.A. as a result of the early termination of the financial transaction framework agreement entered into by the aforementioned company and Banco Santander, S.A. and of the financial transactions performed under the agreement. On May 12, 2009, an arbitral award was issued upholding all the claims of Banco Santander, S.A. and dismissing the counterclaim filed by Gaesco Bolsa, Sociedad de Valores, S.A. Mobilaria Monesa, S.L. (parent of the former Gaesco) has filed a claim against Banco Santander, S.A. at Santander Court of First Instance no.5, reproducing the claims discussed and resolved in arbitration, a circumstance which has been brought to the Court’s attention.

• Former Banespa employees: claim filed in 1998 by the association of retired Banespa employees (AFABESP) on behalf of its members, requesting the payment of a half-yearly bonus initially envisaged in the entity’s by-laws in the event that the entity obtained a profit and that the distribution of this profit were approved by the Board of Directors. The bonus was not paid in 1994 and 1995 since the bank did not make a profit and partial payments were made from 1996 to 2000 in variable percentages as agreed by the Board of Directors, and the aforementioned clause was eliminated from the by-laws in 2001. In September 2005 the Regional Labor Court ordered Banco Santander Banespa, S.A. to pay the half-yearly bonus and the Bank lodged an appeal at the High Labor Court. A decision was handed down on June 25, 2008 which ordered the Bank to pay the half-yearly bonus from 1996 up to a maximum amount equivalent to the share in the profits. The related appeals against this decision will be filed at the High Labor Court and at the Federal Supreme Court, as applicable.

• Absorption of Banco Santander Noroeste S.A. by Banco Santander (Brasil) S.A.: three claims filed by minority shareholders of Banco Santander Noroeste S.A. requesting, in addition to compensation for damage and losses, the annulment of the shareholders’ meeting that approved the merger between Banco Santander Noroeste S.A. and Banco Santander (Brasil) S.A., arguing that when the merger took place they should have been offered a market value that would have enabled them to decide whether or not to sell their shares at that value.

In the three cases, judgments were handed down at first instance, one of which found in favor of the Bank and the other two against it. In the latter two cases the shareholders’ meeting was not declared null and void but rather the Bank was ordered to pay compensation. Appeals were filed against these judgments by the related party.

The Sao Paulo Court of Justice has recently handed down a joint judgment on the three appeals at second instance, considering that Santander should have duly prepared a valuation report using the disposal value method and thereby establishing that the minority shareholders be indemnified.

In the case of the shareholders that sold their shares, the Court indicated that they should receive the difference between the value at which they sold their shares (equity value) and market value (calculated as the disposal value) at that time, plus interest. In the case of the shareholders that did not sell, the Court considers that they should receive the market value at that time plus interest, less the present value of their shares. Unlike the judgments handed down at first instance, lost profit and damnum emergens were excluded and the amount of lawyers’ fees was reduced. Appeals against this judgment will be filed at higher courts.

• On September 15, 2008, the Lehman Brothers bankruptcy was made public. Various customers of the Group were affected by this situation since they had invested in securities issued by Lehman or in other products which had such assets as their underlying.

On November 12, 2008, the Group announced the implementation of a solution (which was of a strictly commercial, exceptional nature and did not imply any admission of mis-selling) for holders of one of the products sold -Seguro Banif Estructurado- issued by the insurance company Axa Aurora Vida, which had as its underlying a bond issued and guaranteed by Lehman. The solution involved replacing the Lehman issuer risk for these customers with the issuer risk of Santander Group subsidiaries. The exchange, which was concluded on December 23, 2008, resulted in the recognition of a loss at 2008 year-end under “Gains/Losses on Financial Assets and Liabilities (Net)” in the consolidated income statement for the difference of EUR 46 million (EUR 33 million after tax) between the fair value of the bonds received and the bonds delivered in the exchange.

In February 2009 the Group offered a similar solution to other customers affected by the Lehman bankruptcy. The cost of this transaction, before tax, was EUR 143 million (EUR 100 million after tax), which were recognized under “Gains/Losses on Financial Assets and Liabilities (Net)” in the consolidated income statement for 2008.

At the date of preparation of the accompanying half-yearly financial statements, certain claims relating to this matter have come to the Bank’s attention. The Bank’s directors and its legal advisors consider that the various Lehman products were sold in accordance with the applicable legal regulations in force at the time of each sale or subscription and that the fact that the Group acted as intermediary would not give rise to any liability in relation to the insolvency of Lehman. Accordingly, it was not necessary to recognize any liability in this connection in these half-yearly financial statements.

• In December 2008, the US Securities and Exchange Commission (“SEC”) intervened in the firm Bernard L. Madoff Investment Securities LLC (“Madoff Securities”) on grounds of alleged fraud. The exposure of customers of the Group through the subfund Optimal Strategic US Equity (Optimal Strategic) was EUR 2,330 million, of which EUR 2,010 million related to institutional investors and international private banking customers and the remaining EUR 320 million were in the investment portfolios of the Group’s private banking customers in Spain, who were “qualifying investors”.

On January 27, 2009, the Group announced its decision to offer a solution to those of its private banking customers who had invested in Optimal Strategic and had been affected by the alleged fraud. This solution, which was applied to the principal amount invested, net of redemptions, totaled EUR 1,380 million. It consisted of a replacement of assets whereby the private banking customers could exchange their investments in Optimal Strategic US for preferred participating securities (“participaciones preferentes”) to be issued by the Group for the aforementioned amount, with an annual coupon of 2% and a call option that can be exercised by the issuer in year ten. The pre-tax cost of this transaction for the Group was EUR 500 million (EUR 350 million after tax), and this amount was recognized under “Gains/Losses on Financial Assets and Liabilities (Net)” in the consolidated income statement for 2008.

The Group has at all times exercised due diligence in the management of its customers’ investments in the Optimal Strategic fund. These products have always been sold in a transparent way in keeping with applicable legislation and established procedures and, accordingly, the decision to offer a solution was taken in view of the exceptional circumstances attaching to this case and based on solely commercial reasons, due to the interest the Group has in maintaining its business relationship with these customers.

At the time of the intervention, Madoff Securities was a broker-dealer authorized, registered and supervised by the SEC and was also authorized as an investment advisor by the US Financial Industry Regulatory Authority (FINRA). As the SEC itself has stated, Madoff Securities had been regularly inspected by the aforementioned supervisor in recent years, and at no time was its reputation and solvency questioned by the market or by the US supervisory authorities.

At the date of preparation of the accompanying half-yearly financial statements, it was known that certain claims had been filed in relation to this matter. The Santander Group is currently assessing the advisability of taking the appropriate legal action.

On March 18, 2009, the Group issued the preferred participating securities earmarked for the replacement of assets offered to the private banking customers affected by the intervention in Madoff and those affected by the Lehman bankruptcy who were not able to participate in the exchange made on December 23, 2008 referred to earlier in this section. The preferred participating securities have been listed on the London Stock Exchange since March 23, 2009. The level of acceptance of the exchange proposal was 94%.

On May 26, 2009, two funds managed by Optimal Investment Services, an indirect subsidiary of Banco Santander, S.A., announced that they had entered into an agreement with H. Picard, the court-appointed trustee in charge of liquidating Madoff Securities. In accordance with the agreement, the trustee recognized the funds’ receivables in the liquidation proceeding and reduced the repayments claimed from the funds by the amounts reimbursed to the funds by Madoff Securities, in exchange for payment by the funds of a portion of these claims. The funds are Optimal Strategic U.S. Equity Limited and Optimal Arbitrage Limited. These are the only Optimal funds that had accounts at Madoff Securities.

Per the agreement, the funds’ receivables from Madoff Securities were recognized in the liquidation proceeding at their total amounts, calculated on the basis of the principal invested and not recovered (“cash-in, cash-out”), i.e. USD 1,540,141,277.60 and USD 9,807,768.40, respectively. The funds are entitled to coverage from the Securities Investor Protection Corporation amounting to USD 500,000 each. The funds have paid 85% of the amounts they were requested to refund by the trustee. The total payments amounted to USD 129,057,094.60 for Strategic U.S. Equity and USD 106,323,953.40 for Arbitrage.

Optimal and Santander agreed not to file any further claims with respect to the assets available to creditors in the liquidation of Madoff Securities. The agreement also contains an “egalitarian treatment” clause whereby the funds will benefit from a reduction in the amounts they have paid if the trustee reduces his similar claims for refunds from other investors to under 85%, so that the percentages applied to the funds would be equal to those applied to the other comparable investors.

The agreement was reached following an analysis by the trustee of Optimal’s conduct in its investments with Madoff Securities, which included a review of the Optimal documents relating to its due diligence process, from which the trustee concluded that Optimal’s conduct did not provide any grounds to bring claims against the Optimal companies or any other Santander Group company (other than the claims for refund mentioned above, which did not arise from inappropriate conduct by the funds).

The agreement contains a waiver by the trustee of all claims for repayment or any other type of claim that he might bring against to the funds in relation to any matter concerning the funds’ investments in Madoff Securities. The waiver by the trustee is applicable to any potential claims against the other Optimal companies, Santander Group companies and their investors, directors, agents and employees that could arise from the funds’ investments in Madoff Securities, provided that these persons agree to release the trustee and the assets available to creditors of Madoff Securities. The agreement also establishes the release of the funds from any potential claim for repayment due to any other reimbursements obtained by the funds from Madoff Securities.

On June 16, 2009, the US Bankruptcy Court in New York approved the agreement between the trustee and the aforementioned Optimal funds.

Madoff Securities is currently in liquidation in accordance with the Securities Investor Protection Act of 1970 at the United States Bankruptcy Court in New York. Bernard L. Madoff, the head executive of Madoff Securities, has recognized his guilt in perpetrating what was probably the greatest pyramid fraud in history and has been sentenced to 150 years’ imprisonment.

The total amount of payments made by the Group arising from litigation in the first six months of 2009 and 2008 is not material with respect to the accompanying half-yearly financial statements.
12. Equity
In the first half of 2009 and 2008 there were no other quantitative or qualitative changes in the Group’s equity other than those indicated in the consolidated statements of changes in total equity.
a)	Issued capital

As described in Note 2, on January 28, 2009 the shareholders at the general meeting of Sovereign approved its acquisition by the Bank and on January 30, 2009 the Bank performed the related capital increase through the issue of 161,546,320 ordinary shares for an effective amount (par value plus premium) of EUR 1,302,063,339.20.

Following this capital increase, at June 30, 2009 the number of shares and the par value of the share capital amounted to 8,155,605,723 shares and EUR 4,077,802,861.50.

b)	Other equity instruments

“Other Equity Instruments” includes the equity component of compound financial instruments, the increase in equity due to personnel remuneration, and other items not recognized in other “Shareholders’ Equity” items. The most significant amount relates to the “Valores Santander” securities.

Valores Santander

In 2007, in order to partially finance the takeover bid for ABN AMRO, Santander Emisora 150, S.A.U. issued securities necessarily convertible into newly-issued ordinary shares of the Bank (“Valores Santander”), amounting to EUR 7,000 million. These securities can be voluntarily exchanged for Bank shares on October 4, 2009, 2010 and 2011, and must be mandatorily exchanged on October 4, 2012.

The reference price of the Bank’s share for conversion purposes was set at EUR 14.63 per share, and the conversion ratio of the bonds, i.e. the number of Bank shares corresponding to each Valor Santander for conversion purposes, is 341.7635 shares for each Valor Santander. The nominal interest rate on these securities is 7.30% until October 4, 2008 and Euribor plus 2.75% thereafter until the securities are exchanged for shares.

13. Segment reporting

As required by CNMV Circular 1/2008, the detail, by the geographical areas indicated in the aforementioned Circular, of the balance of “Interest and Similar Income” for the half-years ended June 30, 2009 and 2008 is as follows:

	Interest and Similar Income by
	Geographical Area
	(Thousands of Euros)
	Consolidated
Geographical Area	30/06/09	30/06/08

Spain	8,594,198	9,730,203
Abroad:	19,200,296	14,608,617
a) European Union	7,297,921	7,557,470
b) OECD countries	3,575,428	2,729,404
c) Other countries	8,326,947	4,321,743

Total	27,794,494	24,338,820

For Group management purposes, the primary level of segmentation, by geographical area, comprises five segments: four operating areas plus Financial Management and Holdings. The operating areas, which include all the business activities carried on therein by the Group, are Continental Europe, the United Kingdom (Abbey), the Americas and Sovereign, based on the location of our assets.

Following is the breakdown of revenue by the geographical segments used by the Group. For the purposes of the table below, revenue is deemed to be that recognized under “Interest and Similar Income”, “Income from Equity Instruments”, “Fee and Commission Income”, “Gains/Losses on Financial Assets and Liabilities (Net)” and “Other Operating Income” in the accompanying consolidated income statements for the six-month periods ended June 30, 2009 and 2008.

	Revenue (Thousands of Euros)
	Revenue from External Customers		Inter-Segment Revenue		Total Revenue
Segments	30/06/09	30/06/08	30/06/09	30/06/08	30/06/09	30/06/08

Continental Europe	17,436,911	19,914,656	486,701	890,503	17,923,612	20,805,159
United Kingdom	5,811,424	6,780,639	(27,159)	112,280	5,784,265	6,892,919
Americas	15,162,475	9,364,524	(546,064)	135,304	14,616,411	9,499,828
Sovereign (*)	1,252,445	—	—	—	1,252,445	—
Financial Management and Holdings	(356,424)	(284,231)	1,419,847	2,193,798	1,063,422	1,909,567
Inter-segment revenue adjustments and eliminations	—	—	(1,333,325)	(3,331,885)	(1,333,324)	(3,331,885)

Total	39,306,831	35,775,588	—	—	39,306,831	35,775,588

(*)	It only includes 5 months

Also, following is the reconciliation of the Group’s consolidated operating profit before tax for the six-month periods ended June 30, 2009 and 2008, broken down by business segment, to the operating profit before tax per the accompanying consolidated income statements for these six-month periods:

	Consolidated Profit
	(Thousands of Euros)
Segments	30/06/09	30/06/08

Continental Europe	2,705,174	2,396,678
United Kingdom	884,547	626,684
Latin America	1,967,450	2,087,809
Sovereign	(26,397)	—
Financial Management and Holdings	(799,655)	(119,059)
Total profit of the segments reported	4,731,119	4,992,112
(+/-) Unallocated profit	—	—
(+/-) Elimination of inter-segment profit	—	—
(+/-) Other profit/(loss)	—	—
(+/-) Income tax and/or profit from discontinued operations	1,181,866	952,961
Operating profit before tax	5,912,985	5,945,073
14. Related party transactions

The parties related to the Group are deemed to include, in addition to its subsidiaries, associates and jointly controlled entities, the Bank’s key management personnel (the members of its Board of Directors and the General Managers, together with their close family members) and the entities over which the key management personnel may exercise significant influence or control.

Following is a detail of the transactions performed by the Group with its related parties in the first six months of 2009 and 2008, distinguishing between significant shareholders, members of the Bank’s Board of Directors, the Bank’s General Managers, Group companies and other related parties. Related-party transactions were made on terms equivalent to those that prevail in arm’s-length transactions or, when this was not the case, the related compensation in kind was recognized.

Thousands of Euros
30/06/09
Group
	Significant	Directors and	Companies	Other Related
Expenses and Income	Shareholders	Executives	or Entities	Parties	Total

Expenses:
Finance costs	—	358	7,920	19,471	27,749
Management or cooperation agreements	—	—	—	—	—
R&D transfers and licensing agreements	—	—	—	—	—
Leases	—	—	—	—	—
Services received	—	—	—	—	—
Purchases of goods (finished or in progress)	—	—	—	—	—
Valuation adjustments for uncollectible or doubtful debts	—	—	—	—	—
Losses on derecognition or disposal of assets	—	—	—	—	—
Other expenses	—	18	2,988	—	3,006

	—	376	10,908	19,471	30,755

Income:
Finance income	—	279	59,241	107,824	167,344
Management or cooperation agreements	—	—	—	—	—
R&D transfers and licensing agreements	—	—	—	—	—
Dividends received	—	—	—	—	—
Leases	—	—	—	—	—
Rendering of services	—	—	—	—	—
Sale of goods (finished or in progress)	—	—	—	—	—
Gains on derecognition or disposal of assets	—	—	—	—	—
Other income	—	9	10,853	12,128	22,990

	—	288	70,094	119,952	190,334

	Thousands of Euros
	30/06/09
			Group
	Significant	Directors and	Companies	Other Related
Other Transactions	Shareholders	Executives	or Entities	Parties	Total

Purchases of tangible, intangible or other assets	—	—	—	—	—
Financing agreements: loans and capital contributions (lender)	—	21,870	4,615,681	2,118,028	6,755,579
Finance leases (lessor)	—	—	—	—	—
Repayment or termination of loans and leases (lessor)	—	—	—	—	—
Sales of tangible, intangible or other assets	—	—	—	—	—
Financing agreements: loans and capital contributions (borrower)	—	35,836	386,666	439,553	862,055
Finance leases (lessee)	—	—	—	—	—
Repayment or termination of loans and leases (lessee)	—	—	—	—	—
Guarantees provided	—	11	114	497,288	497,413
Guarantees received	—	—	—	—	—
Obligations	—	5,005	1,994,886	2,481	2,002,372
Obligations/guarantees cancelled	—	—	—	—	—
Dividends and other distributed profit	—	13,800	—	79,575	93,375
Other transactions	—	—	6,232,987	3,138,114	9,371,101

Thousands of Euros
30/06/08
Group
	Significant	Directors and	Companies	Other Related
Expenses and Income	Shareholders	Executives	or Entities	Parties	Total

Expenses:
Finance costs	—	337	9,840	14,863	25,040
Management or cooperation agreements	—	—	—	—	—
R&D transfers and licensing agreements	—	—	—	—	—
Leases	—	—	—	—	—
Services received	—	—	—	—	—
Purchases of goods (finished or in progress)	—	—	—	—	—
Valuation adjustments for uncollectible or doubtful debts	—	—	—	—	—
Losses on derecognition or disposal of assets	—	—	—	—	—
Other expenses	—	—	12,323	—	12,323

	—	337	22,163	14,863	37,363

Income:
Finance income	—	325	86,843	57,787	144,955
Management or cooperation agreements	—	—	—	—	—
R&D transfers and licensing agreements	—	—	—	—	—
Dividends received	—	—	—	—	—
Leases	—	—	—	—	—
Rendering of services	—	—	—	—	—
Sale of goods (finished or in progress)	—	—	—	—	—
Gains on derecognition or disposal of assets	—	—	—	—	—
Other income	—	10	25,633	19,407	45,050

	—	335	112,476	77,194	190,005

	Thousands of Euros
	30/06/08
			Group
	Significant	Directors and	Companies	Other Related
Other Transactions	Shareholders	Executives	or Entities	Parties	Total

Purchases of tangible, intangible or other assets	—	—	—	—	—
Financing agreements: loans and capital contributions (lender)	—	20,010	4,985,373	1,714,690	6,720,073
Finance leases (lessor)	—	—	—	—	—
Repayment or termination of loans and leases (lessor)	—	—	—	—	—
Sales of tangible, intangible or other assets	—	—	—	—	—
Financing agreements: loans and capital contributions (borrower)	—	32,694	247,193	407,545	687,432
Finance leases (lessee)	—	—	—	—	—
Repayment or termination of loans and leases (lessee)	—	—	—	—	—
Guarantees provided	—	2,023	284,362	530,966	817,351
Guarantees received	—	—	—	—	—
Obligations	—	2,169	117,013	7,339	126,521
Obligations/guarantees cancelled	—	—	—	—	—
Dividends and other distributed profit	—	9,732	—	87,588	97,320
Other transactions	—	—	9,371,875	811,771	10,183,646
In addition to the detail above, there were insurance contracts linked to pensions amounting to EUR 2,407 million at June 30, 2009 (June 30, 2008: EUR 2,497 million).

15. Average headcount
The average number of employees at the Group and at the Bank, by gender, during the six-month periods ended June 30, 2009 and 2008 was as follows:

	Bank		Group
Average Headcount	30/06/09	30/06/08	30/06/09	30/06/08

Men	12,545	13,089	83,413	67,303
Women	7,611	7,229	92,195	64,045

	20,156	20,318	175,608	131,348

The increase in the Group’s average headcount is due mainly to the acquisitions carried out in the second half of 2008 and the first half of 2009.

16. Other Disclosures
This Note includes relevant information about additional disclosure requirements.
16.1 Consolidated financial statements
Following are the consolidated balance sheets and consolidated statements of income of the Group under the IFRS reformatted to conform to the presentation guidelines for bank holding companies set forth in Regulation S-X of the Securities and Exchange Commission of the United States of America.
The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts and allocations of assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates but any differences should not be material.
CONSOLIDATED BALANCE SHEET

	Thousands of Euros
	June 30, 2009	December 31, 2008
Assets
Cash and due from banks	41,442,245	41,131,292
Interest earning deposits in other banks	35,429,896	43,553,958
Securities purchased under agreements to resell	19,450,204	19,391,367
Trading account assets	174,327,217	177,451,940
Banks	17,691,866	13,998,287
Loans	12,391,091	9,537,868
Derivatives	77,767,218	95,815,309
Debt securities	55,099,390	49,050,280
Equity securities	11,377,652	9,050,196
Investment securities	89,526,066	66,572,866
Available-for-sale	89,526,066	66,572,866
Net Loans and leases	665,469,663	607,424,343
Loans and leases, net of unearned income	680,614,174	619,890,400
Less-Allowance for loan losses	(15,144,511)	(12,466,057)
Premises and equipment, net	13,105,984	11,953,856
Investment in affiliated companies	196,138	1,323,452
Other assets	107,105,368	78,381,486
Intangible Assets	2,260,691	1,787,068
Goodwill in consolidation	23,192,135	18,836,199
Accrual Accounts	3,222,071	1,952,843
Hedge derivatives	8,784,065	9,698,132
Others	69,646,406	46,107,244

Total assets	1,146,052,781	1,047,184,560

Liabilities
Deposits	547,205,794	468,641,990
Non interest deposits	8,958,513	4,608,242
Interest bearing	538,247,281	464,033,748
Demand deposits	129,865,591	99,670,268
Savings deposits	127,441,185	115,673,794
Time deposits	280,940,505	248,689,686
Short-term debt	135,673,752	125,291,176
Long-term debt	228,780,000	233,516,879
Other liabilities	167,547,762	159,733,023
Taxes Payable	7,470,020	5,768,665
Accounts Payable	9,568,062	8,738,047
Accrual Accounts	5,518,814	4,669,160
Pension Allowance	8,399,591	8,751,128
Derivatives	82,940,881	95,125,044
Liabilities under insurance contracts	20,426,808	16,849,511
Other Provisions	7,417,175	6,538,142
Short securities positions	5,325,906	3,035,231
Others	20,480,505	10,258,095

Total liabilities	1,079,207,308	987,183,068

Stockholders’ equity
Capital stock	4,077,803	3,997,030
Additional paid-in-capital	29,308,938	28,103,802
Other additional capital	(1,423,214)	(3,114,636)
Current year earnings	4,519,003	8,876,414
Other reserves	27,680,255	19,724,276

Total stockholders’ equity	64,162,785	57,586,886

Noncontrolling interests	2,682,688	2,414,606

Total equity	66,845,473	60,001,492

Total liabilities and equity	1,146,052,781	1,047,184,560

The Group has issued Mortgage backed securities, called “Cédulas Hipotecarias”. These securities issued pursuant the Mortgage Market law amount as a maximum 90% of the amount of the mortgage loans assigned as guarantee of them. As of December 31, 2008, 2007 and 2006, the minimum amount of mortgage loans allocated as guarantee of those securities was €48,682 million, €48,017 million and €41,837 million, respectively and €51,019 million as of June 30, 2009.
Additionally, as of December 31, 2008, 2007 and 2006, the investment debt securities assigned to certain Group or third-party commitments amounted to €25,161 million, €16,866 million and €695 million, respectively and €31,167 million as of June 30, 2009.

CONSOLIDATED STATEMENTS OF INCOME

	Thousands of Euros
	Six months	Six months
	ended June	ended June
	30,2009	30,2008
Interest income:
Interest and fees on loans and leases	22,354,831	19,477,678
Interest on deposits in other banks	2,059,400	1,814,163
Interest on securities purchased under agreements to resell	654,028	819,598
Interest on investment securities	2,921,696	2,538,288
Dividends	4,895	16,698

Total interest income	27,994,850	24,666,425

Interest expenses:
Interest on deposits	(8,724,298)	(7,680,833)
Interest on short-term borrowings	(1,935,670)	(2,573,411)
Interest on long-term debt	(3,714,357)	(5,719,708)

Total interest expense	(14,374,325)	(15,973,952)

Net interest income	13,620,525	8,692,473
Provision for credit losses	(4,625,778)	(2,454,672)

Net interest income after provision for credit losses	8,994,747	6,237,801
Non interest income:
Commissions and fees from fiduciary activities	606,742	843,414
Commissions and fees from securities activities, net	405,191	372,428
Fees and commissions from insurance activities	3,993,925	5,095,770
Other Fees and commissions, net	2,567,859	1,858,204
Gains (losses) from:
Affiliated companies’ securities	19,480	593,695
Investment securities	1,782,125	(4,063,567)
Foreign exchange, derivatives and other, net	134,572	5,027,977
Other income	495,650	1,171,506

Total non interest income	10,005,544	10,899,427
Non interest expense:
Salaries and employee benefits	(4,458,924)	(3,488,586)
Occupancy expense of premises, depreciation and maintenance, net	(1,116,129)	(777,663)
General and administrative expenses	(2,375,591)	(1,682,247)
Impairment of goodwill	(2,346)	—
Impairment / amortization of intangible assets	(408,282)	(315,461)
Provisions for specific allowances	(563,632)	(219,730)
Payments to Deposit Guarantee Fund	(173,216)	(80,360)
Insurance claims	(3,378,385)	(4,257,328)
Other expenses	(610,801)	(370,782)

Total non interest expense	(13,087,306)	(11,192,157)
Income before income taxes	5,912,985	5,945,071
Income tax expense	(1,242,511)	(1,071,129)
Net consolidated income for the year	4,670,474	4,873,942

Net income attributed to noncontrolling interests	208,369	258,951
Income from discontinued operation, net of taxes	56,898	115,276
NET INCOME ATTRIBUTED TO THE GROUP	4,519,003	4,730,267

Following are the summarized balance sheets of Banco Santander, S.A. as of June 30, 2009 and December 31, 2008.

	June 30,	December 31,
CONDENSED BALANCE SHEETS (Parent company only)	2009	2008
	(Thousands of Euros)
Assets
Cash and due from banks	81,503,708	78,827,627
Trading account assets	70,452,492	79,641,722
Investment securities	31,254,905	16,061,930
Net Loans and leases	181,960,456	183,754,083
Investment in affiliated companies	66,612,631	62,232,929
Premises and equipment, net	723,656	728,588
Other assets	13,284,963	13,943,826

Total assets	445,792,811	435,190,705

Liabilities
Deposits	249,620,400	213,464,786
Short-term debt	16,798,797	34,337,021
Long-term debt	59,054,997	57,769,675
Other liabilities	74,831,546	84,257,494

Total liabilities	400,305,740	389,828,976

Stockholders’ equity
Capital stock	4,077,803	3,997,030
Retained earnings and other reserves	41,409,268	41,364,699

Total stockholders’ equity	45,487,071	45,361,729

Total liabilities and Stockholders’ equity	445,792,811	435,190,705

Following are the summarized statements of income of Banco Santander, S.A. for the periods ended June 30, 2009 and 2008.

	Six months	Six months
	ended June	ended June
CONDENSED STATEMENTS OF INCOME (Parent company only)	30, 2009	30, 2008
	(Thousands of Euros)

Interest income
Interest from earning assets	6,338,252	7,073,511
Dividends from affiliated companies	771,351	1,529,936

	7,109,603	8,603,447
Interest expense	(4,439,636)	(6,031,517)

Net interest income	2,669,967	2,571,930
Provision for credit losses	(101,802)	(392,239)

Net interest income after provision for credit losses	2,568,165	2,179,691
Non interest income:	1,395,567	1,544,558
Non interest expense:	(1,623,148)	(1,729,556)

Income before income taxes	2,340,584	1,994,693
Income tax expense	(39,595)	(21,019)

Net income	2,300,989	1,973,674

16.2 Preference Shares and Preferred Securities
The following table shows the balance of the preference shares and preferred securities as of June 30, 2009 and December 31, 2008:

	June 30, 2009	December 31, 2008
	(Thousands of Euros)
Preference shares	1,140,660	1,051,272
Preferred securities	8,913,798	7,621,575

Total at period-end	10,054,458	8,672,847

Both Preference Shares and Preferred Securities are recorded under the “Financial liabilities at amortized cost — Subordinated Liabilities” caption in the consolidated balance sheet as of June 30, 2009 and December 31, 2008.
Preference Shares include the financial instruments issued by the consolidated companies which, although equity for legal purposes, do not meet the requirements for classification as equity in the financial statements. These shares do not carry any voting rights and are non-cumulative. They were subscribed to by non-Group third parties except for the shares of Abbey amounting to GBP 325 million, are redeemable at the discretion of the issuer, based on the conditions of the issuer. None of these issues are convertible into Bank shares or granted privileges or right which, in certain circumstances, make them convertibles into shares.
This category includes non-cumulative preferred non-voting shares issued by Banesto Holdings, Abbey National plc and Alliance & Leicester plc.
For the purposes of payment priority, Preferred Securities are junior to all general creditors and to subordinated deposits. The payment of dividends on these securities, which have no voting rights, is conditional upon the obtainment of sufficient distributable profit and upon the limits imposed by Spanish banking regulations on equity.
This category includes non-cumulative preferred non-voting securities issued by Santander Finance Capital, S.A. (Unipersonal), and Santander Finance Preferred, S.A. (Unipersonal), guaranteed by the Bank. It also includes non-cumulative preferred non-voting securities issued by Banesto Preferentes, S.A, Banco Español de Crédito, S.A., Santander PR Capital Trust and Abbey Group.

Except the issues of Santander PR Capital Trust I, which redeems in 2036, all preference shares and preferred securities are perpetual securities and there is no obligation that requires the Group to redeem them. All securities have been fully subscribed by third parties outside the Group. Securities subscribed by Group companies are eliminated in the consolidation process. In the consolidated balance sheets, these securities are shown net of any temporary operations relating to liquidity guarantees, and are described in the table below:

	Outstanding at June 30, 2009
		Amount in
Preference Shares		currency
Issuer/Date of issue	Currency	(million)	Interest rate		Redemption Option (1)
Banesto Holding, Ltd, December 1992	US Dollar	77.3	10.50%		June 30, 2012
Abbey National plc, October 1995	Pounds Sterling	100	10.375%		No option
Abbey National plc, February 1996	Pounds Sterling	100	10.375%		No option
Abbey National plc, June 1997	Pounds Sterling	125	8.625%		No option
Alliance & Leicester plc, March 2004	Pounds Sterling	204.5	5.827%		March 22, 2016
Alliance & Leicester plc, May 2006	Pounds Sterling	189.7	6.222	%(2)	May 24, 2019
Sovereign Bancorp Inc, May 2000	US Dollar	145	12.00%		May 16, 2020
Sovereign Bancorp Inc, April 2006	US Dollar	161.1	7.30%		May 15, 2011

	Outstanding at June 30, 2009
		Amount in
Preferred Securities		currency
Issuer/Date of issue	Currency	(million)	Interest rate	Maturity date
Banesto Group
Banco Español de Crédito, October 2004	Euro	125	€CMS 10 + 0.125%	Perpetuity
Banco Español de Crédito (1), November 2004	Euro	200	5.5%	Perpetuity
Banco Español de Crédito, June 2009	Euro	497.5	EUR3M+2.30%	Perpetuity

Santander Finance Capital, S.A. (Unipersonal)
July 2004	Euro	750	Euribor (3M) + 0.1%	Perpetuity
September 2004	Euro	680	Euribor (3M) + 0.1%	Perpetuity
April 2005	Euro	1,000	Euribor (3M) + 0.1%	Perpetuity
March 2009	US Dollar	43.2	2.00%	Perpetuity
March 2009	Euro	467.4	2.00%	Perpetuity
June 2009	Euro	1,964.1	5.75%	Perpetuity

Santander Finance Preferred, S.A. (Unipersonal)
March 2004	US Dollar	190	6.41%	Perpetuity
September 2004	Euro	300	€CMS 10 +0.05% subject to a maximum distribution of 8% per annum	Perpetuity
October 2004	Euro	200	5.75%	Perpetuity
November 2006	US Dollar	500	6.80%	Perpetuity
January 2007	US Dollar	600	6.50%	Perpetuity
March 2007	US Dollar	350	US3M + 0.52%	Perpetuity
July 2007	Pounds Sterling	250	7.01%	Perpetuity
March 2009	US Dollar	981	2.00%	Perpetuity
March 2009	Euro	8.6	2.00%	Perpetuity

Abbey Group
Abbey National Capital Trust I, February 2000	US Dollar	823.2	Fixed to 8.963% until June 30, 2030, and from this date, 2.825% + Libor USD (3M)	Perpetuity
Abbey National Plc, February 2001(3)	Pounds Sterling	272.8	7.037%	Perpetuity
Abbey National Plc, August 2002	Pounds Sterling	163.7	Fixed to 6.984% until February 9, 2018, and thereafter, at a rate reset semi-annually of 1.86% per annum + Libor GBP (6M)	Perpetuity

Santander PR Capital Trust I
February 2006	US Dollar	125	6.750%	July 2036

(1)	From these date the issuer can redeem the shares, subject to prior authorization by the national supervisor.

(2)
That issuance is a Fixed/Floating Rate Non-Cumulative Callable Preference Shares. Dividends will accrue on a principal amount equal to £1,000 per Preference Share at a rate of 6.222 per cent. per annum in respect of the period from (and including) May 24, 2006 (the Issue Date) to (but excluding) May 24, 2019 (the First Call Date) and thereafter at a rate reset quarterly equal to 1.13 per cent. per annum above the London interbank offered rate for three-month sterling deposits. From (and including) the Issue Date to (but excluding) the First Call Date, dividends, if declared, will be paid annually in arrear on May 24, in each year. Subject as provided herein, the first such dividend payment date will be May 24, 2007 and the last such dividend payment date will be the First Call Date. From (and including) the First Call Date, dividends, if declared, will be paid quarterly in arrear on May 24, August 24, November 24 and February 24, in each year. Subject as provided herein, the first such dividend payment date will be August 24, 2019.

(3)
From February 14, 2026, this issue will bear interest at a rate, reset every five years, of 3.75% per annum above the gross redemption yield on a five-year specified United Kingdom government security.

In accordance with Reg. S-X Rule 3-10, Financial Statements of Guarantors and Issuers of Guaranteed Securities Registered or Being Registered, Santander Finance Capital, S.A. (Unipersonal) and Santander Finance Preferred, S.A. (Unipersonal) — issuers of registered preferred securities guaranteed by Banco Santander, S.A. — do not file the financial statements required for a registrant by Regulation S-X as:
•
Santander Finance Preferred, S.A. (Unipersonal) is 100% owned finance subsidiary of Banco Santander, S.A. who fully and unconditionally guarantees the preferred securities (Series 1, 4, 5 and 6 are listed in the United States). No other subsidiary of the Bank guarantees such securities.

•
Santander Finance Capital, S.A. (Unipersonal) is 100% owned finance subsidiary of Banco Santander, S.A. that fully and unconditionally guarantees the preferred securities (not listed in United States). No other subsidiary of the Bank guarantees such securities.

16.3 Securitization
Under IFRS, as disclosed in Note 2.e) to our consolidated financial statements in our 2008 Form 20-F, the accounting treatment of transfers of financial assets depends on the extent to which the risks and rewards associated with the transferred assets are transferred to third parties. Securitizations may result in continued recognition of the securitized assets; continued recognition of the assets to the extent of the Group’s continuing involvement in those assets; or derecognition of the assets. Under SIC-12 a Special Purpose Entity (“SPE”) is consolidated by the entity that is deemed to control it. Indicators of control include when the SPE conducts activities on behalf of another entity or where an entity is entitled to the majority of the benefits or exposed to the majority of the risks of the SPE.
The Group securitized mortgages and other loans during 2008 and 2009, the total amount of which was not accounted for as a sale under the IFRS.
The balances of assets securitized at June 30, 2009 and December 31, 2008 under the IFRS were as follows:

	IFRS
	June 30,	December 31,
Thousands of Euros	2009	2008

Accounted for as a sale	22,679,556	2,882,352
Mortgage loans	21,984,121	2,087,688
Of which Sovereign	20,041,270	—
Other securitized assets	695,435	794,664

Continued recognition of the assets	132,855,891	126,497,296
Mortgage loans	96,109,890	90,264,543
Of which Abbey	71,447,200	66,615,125
Of which Sovereign	1,866,893	—
Other securitized assets	36,746,001	36,232,753

TOTAL	155,535,447	129,379,648

16.4 Derivative Financial Instruments
Derivatives accounted for as hedging operations include instruments that meet specific criteria in accordance with IAS 39. Derivatives accounted for as trading operations include instruments held for trading purposes and those that do not meet our hedging requirements. A full description of the principles applied by the Group in accounting for derivative financial instruments is disclosed in Note 2.d.v to the financial statements on our 2008 Form 20-F.
In the Group, the use of derivatives for trading purposes is subject to clearly defined limits (at all levels: trader, entity, business segment, country, etc.) and controlled using Value at Risk (VaR) methodology. Derivatives are also used for hedging purposes when a reduction of risk is desired. However, risk reduction is not in itself sufficient to qualify for hedge accounting.
We have procedures in place that ensure that the requirements with respect to the designation as a hedge or speculative transaction, the documentation of the hedging relationship, the identification of hedged items and the hedging instruments, and the assessment and testing of hedge effectiveness are met under IFRS.
Accordingly, the Group’s policies require that an effectiveness test is performed for each hedge position at inception and on a monthly basis. The Group has established the following effectiveness tests to ensure the effectiveness of each hedging relationship:
• Prospective test: Upon designation of a hedging relationship (as well as on ongoing basis), the Group must be able to justify an expectation that the relationship will be highly effective over future periods in achieving offsetting changes in fair value or cash flows, and;
• Retrospective test: At least quarterly, the Group must determine whether the hedging relationship has been highly effective in having achieved offsetting changes in fair value or cash flows through the date of the periodic assessment.
Only if the hedge effectiveness percentages are between 80% and 125% is the hedge considered to be highly effective. If the calculated percentages are outside this range the hedge is not considered to be effective and hedge accounting is discontinued (the hedging instruments are accounted for as speculative derivatives).
We use derivatives for both trading and non-trading activities.
The Group uses derivatives to eliminate, reduce or modify risk in trading portfolios (interest rate, foreign exchange and equity prices), and to provide financial services to clients. Our principal counterparties for this activity are financial institutions. The principal types of derivatives used are: interest rate swaps, future rate agreements, interest rate options and futures, foreign exchange forwards, foreign exchange futures, foreign exchange options, foreign exchange swaps, cross currency swaps, equity index futures and equity options.
Derivatives are also used in non-trading activity in order to manage the interest rate risk and foreign exchange risk arising from asset and liability management activity. Interest rate and foreign exchange non-optional derivatives are used in non-trading activity. Some of these non-trading transactions could be accounted for as accounting hedges if they meet specific criteria.
The Group has established policies, procedures and limits in relation to market risk. These limits are defined as a structure which considers different levels from business segment or legal entity levels to portfolio or trader levels. Market risk is monitored by risk committees together with Assets and Liabilities Committees both at the local and global levels.
Accounting principles-
The Group enters into thousands of derivative transactions for trading purposes and to hedge asset and liability exposures. Only a limited amount of these hedging transactions receive hedge accounting treatment under the IFRS due to the strict qualifying requirements. The general rule is that all derivatives are accounted for as trading operations, and only those derivatives that comply with the specific criteria required by the IFRS are accounted for as hedging operations. A full description of the principles applied by the Group in accounting for derivative financial instruments is disclosed in Note 2.d.v. in our 2008 Form 20-F.
The IFRS consider as hedging transactions only those that meet the following criteria (summarized):

a.	The hedge relationship must be documented at inception. At that moment the objective and the hedge strategy must be assessed.
b.
The hedge relationship should be highly effective during the entire estimated term to compensate the changes in the value or in the cash flows attributable to the identified risk, and in accordance with the hedging strategy documented at inception.

c.	Forecasted transactions may be hedged only if it is highly probable that they will occur and when they are subject to any risk that could have an effect on cash flows that could affect the net income.
d.	To qualify as highly effective, the hedge relationship should meet, both at the inception and in any moment, the following requirements:
a)
Prospectively: it should be expected that the changes in the fair value or in the cash flows of the hedged financial instruments will almost be offset by the changes in the fair value or in the cash flows of the hedging instruments.

b)	Retrospectively: The offsetting effects should be within 80% and 125% of the changes in the hedged item.
c)	All the values should be reliably calculated.
d)	Effectiveness should be tested quarterly and at least, each time that the financial statements are prepared.
We have procedures in place that ensure that the requirements with respect to the designation as hedge or speculative, transaction documentation, identification of hedged items and hedging instrument, and the assessment and testing of hedge effectiveness are met.
The vast majority of our hedges are simple hedges: the notional value of the hedging instruments is the same as the face value of the hedged item; the hedging instrument is tailored solely to the hedged risk (either benchmark rate of interest or foreign currency); the settlement methods are standard ones, with settlement periods similar to those for the item to be hedged; there are no pre-payable amounts on the item to be hedged, nor are there any options in the hedged items unless such options are completely offset with an opposite option in the hedging instruments.
The Group includes derivatives that hedge the foreign currency exposure of a net investment in a foreign subsidiary. The currency of these hedging derivatives is that of the country in which the foreign subsidiary is located, and the amounts to be hedged are closely watched by our risk committees.
Our Group’s companies enter into intercompany derivative transactions for the purposes of managing their own risks.
Usually, in each country in which our Group operates, there is a subsidiary (an individual entity) that acts as the treasury services provider or center for the Group’s financial activities in that country. The remaining subsidiaries operating in that country usually hedge their own risks through transactions entered into with that treasury services provider. In addition, some of our subsidiaries may enter into intercompany derivative transactions with subsidiaries located in other countries.
For accounting purposes, these transactions are recorded as intercompany derivatives on the individual books and records of each company entering into such transactions, but are eliminated in the consolidation process.
Fair value methods-
The methods and assumptions used by the Group in estimating its fair value disclosures for derivative financial instruments are disclosed in Note 2.d. in our 2008 Form 20-F.
The following table shows a detail of our consolidated trading and hedging transactions broken down into notional amounts and their fair value in accordance with IFRS.

	June 30,		December 31,
	2009		2008
	Notional		Notional
Millions of Euros	Amount	Fair Value	Amount	Fair Value
• Trading	3,408,414.1	70.4	3,339,007.3	6,647.9
• Hedging	221,057.8	3,540.0	221,612.8	3,740.5
Fair Value Hedges	171,260.0	4,042.2	169,623.2	3,340.0
Cash Flow Hedges	28,486.9	(411.6)	45,161.5	184.9
Hedges of the foreign currency of a net investment in a foreign subsidiary	21,311.0	(90.7)	6,828.1	215.7
	3,629,471.9	3,610.4	3,560,620.1	10,388.4

Exhibit I

			Year end December 31,
	June 2009		2008		2007		2006
	Including	Excluding	Including	Excluding	Including	Excluding	Including	Excluding
	interest on	interest on	interest on	interest on	interest on	interest on	interest on	interest on
IFRS:	deposits	deposits	deposits	deposits	deposits	deposits	deposits	deposits
FIXED CHARGES:
Fixed charges	14,895,667	6,171,369	37,571,794	18,287,598	30,859,894	16,270,327	24,383,034	11,272,446
Preferred dividends	43,807	43,807	37,374	37,374	47,290	47,290	85,229	85,229
Fixed charges less Preferred dividends	14,851,860	6,127,562	37,534,420	18,250,224	30,812,604	16,223,037	24,297,805	11,187,217

EARNINGS:
Income from continuing operations before taxes and extraordinary items	5,912,985	5,912,985	11,229,752	11,229,752	11,175,241	11,175,241	8,995,386	8,995,386
Distributed earnings from associated companies	(7,827)	(7,827)	(701,426)	(701,426)	(294,809)	(294,809)	(262,315)	(262,315)
Fixed charges	14,895,667	6,171,369	37,571,794	18,287,598	30,859,894	16,270,327	24,383,034	11,272,446

Total earnings	20,816,479	12,092,181	48,100,120	28,815,924	41,740,326	27,150,759	33,116,105	20,005,517

Less: Preferred dividends	43,807	43,807	37,374	37,374	47,290	47,290	85,229	85,229

Total earnings less preferred stock dividends	20,772,672	12,048,374	48,062,746	28,778,550	41,693,036	27,103,469	33,030,876	19,920,288

Ratio of earnings to fixed charges	1.40	1.96	1.28	1.58	1.35	1.67	1.36	1.77
Ratio of earnings to fixed charges less preferred stock dividends	1.40	1.97	1.28	1.58	1.35	1.67	1.36	1.78